As filed with the Securities and Exchange Commission on October 11, 2023.

Registration No. 333-264073

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 18 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Elate Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	4214	87-2778989
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

305 Broadway, Floor 7

New York, NY 10007

(212) 920-4450

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Kevin Britt

Chief Executive Officer

Elate Group, Inc.

305 Broadway, Floor 7

New York, NY 10007 (212) 920-4450

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Peter V. Hogan	Anthony W. Basch
Zachary R. Fountas	Alexander W. Powell
Buchalter	Kaufman & Canoles, P.C.
A Professional Corporation	Two James Center, 14th Floor
1000 Wilshire Boulevard, Suite 1500	1021 East Cary St.
Los Angeles, California 90017	Richmond, Virginia 23219
(213) 891-0700	(804) 771-5700

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,

Preliminary Prospectus dated October 11, 2023

Up to 1,250,000 Shares of Class A Common Stock

Up to 1,250,000 Pre-funded Warrants to Purchase One Share of Class A Common Stock

Elate Group, Inc.

This is Elate Group, Inc.’s initial public offering. We are offering 1,250,000 shares of our Class A common stock, $0.0001 par value per share (“Class A Shares”).

We are also offering to those purchasers, if any, whose purchase of Class A Shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of Class A common stock immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, pre-funded warrants (the “Pre-funded Warrants”) in lieu of Class A Shares that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of Class A common stock. The Pre-funded Warrants will be immediately exercisable and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. The Pre-funded Warrants will have an exercise price of $0.001. The offering also includes the shares of Class A common stock issuable from time to time upon exercise of the Pre-funded Warrants. For each Pre-funded Warrant we sell, the number of Class A Shares we are offering will be decreased on a one-for-one basis.

This is our initial public offering, and no public market exists for our securities. The initial public offering price of our Class A Shares will be $4.00 per Class A Share. We have applied to list our Class A Shares for trading on the Nasdaq Stock Market (“NASDAQ”) under the symbol “ELGP”. Completion of this offering is contingent on the approval of our listing application for trading of our Class A Shares  on NASDAQ. There is no established public trading market for the Pre-funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Pre-funded Warrants on any national securities exchange or other nationally recognized trading system. No assurance can be given that the trading market will develop for the Class A Shares.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and a “smaller reporting company” as defined in the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. See “Prospectus Summary—Implications of being an emerging growth company and a smaller reporting company.”

Immediately following this offering, we will have two classes of authorized common stock, Class A common stock and Class B common stock, with only Class A common stock issued and outstanding. The rights of holders of Class A common stock and Class B common stock are identical, except with respect to certain voting and conversion rights. There are no shares of Class B common stock issued and outstanding, and we do not currently intend to issue Class B common stock in the future. Holders of our Class B common stock are entitled to ten votes per share and holders of our Class A common stock are entitled to one vote per share. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and automatically converts into one share of Class A common stock if it is transferred outside of specific transfers relating to estate planning, as more specifically described in our Amended and Restated Certificate of Incorporation. See “Description of Securities—Class B Common Stock.” There are no outstanding shares of Class B common stock, and therefore the Class B common stock represents 0% of the voting power of our outstanding capital stock following this offering, assuming the exercise of any Pre-funded Warrants, and assuming the Underwriter’s over-allotment option is not exercised.

Immediately following this offering, Kevin Britt, our Chief Executive Officer and Julia Britt, our principle accounting officer (the “Britt Family”), our controlling stockholders, will continue to control a majority of the votes among all shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance rules of the NASDAQ. See “Management—Controlled Company Status.”

We have granted the Underwriter an option, exercisable for 45 days from the date of this prospectus, to purchase up to an additional 187,500 Class A Shares and/or Pre-funded Warrants (15% of the Class A Shares and/or Pre-funded Warrants sold in the offering) at the public offering price, less underwriting discounts and commissions. If the Underwriter exercises the option in full for Class A Shares or Pre-funded Warrants, the total underwriting discounts and commissions payable will be $460,0000 and the total proceeds to us, before expenses, will be $5,290,000.

Investing in our Shares involves risks. See “Risk Factors” beginning on page 18.

	Per Share	Total
Initial public offering price	$4.00	$5,000,000.00
Underwriting discounts and commissions(1)	$0.32	$400,000.00
Proceeds, before expenses, to us(2)	$3.68	$4,600,000.00

(1)

We have agreed to reimburse the Underwriter for certain expenses and the Underwriter will receive compensation in addition to underwriting discounts and commissions. See “Underwriting” for additional disclosures and a description of all compensation payable to the Underwriter.

(2)

The amount of offering proceeds to us presented in this table does not give effect to any exercise of the: (i) Underwriter’s over-allotment option (if any) we have granted to the Underwriter as described below; or (ii) the Underwriter Warrants..

The Underwriter expects to deliver the Class A Shares and the Pre-funded Warrants to purchasers on or about                  , 2023 through the book-entry facilities of The Depository Trust Company

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Aegis Capital Corp.

The date of this prospectus is                 , 2023.

elatemoving
888.753.8813

elatemoving
high end level of
packing and moving services

elatemoving
888.753.8813
www.elatemoving.com

elate moving
FRAGILE

You should rely only on the information contained in this prospectus. Neither we nor the Underwriter have authorized anyone to provide you with information different from that contained in this prospectus. We do not, and the Underwriter does not, take any responsibility for, and can provide no assurances as to, the reliability of any information that others provide to you. We are offering to sell, and seeking offers to buy, Class A Shares and/or Pre-funded Warrants only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A Shares and/or Pre-funded Warrants.

ABOUT THIS PROSPECTUS

In this prospectus, unless the context otherwise requires, “the company,” “we,” “us” and “our” refers to Elate Group, Inc., a Delaware corporation, together with its wholly-owned subsidiary, Elate Moving, LLC. Unless otherwise indicated, the information contained in this prospectus is as of October 11, 2023, and assumes that the Underwriter’s over-allotment option is not exercised.

In this prospectus, we refer to our Class A common stock, $0.0001 par value per share, and our Class B common stock, $0.0001 par value per share, as our Class A common stock and our Class B common stock, respectively, and together, as our common stock. Unless otherwise indicated, all references to our common stock refer to our common stock as in effect at the time of the completion of this offering.

This prospectus contains references to fiscal year 2022 and fiscal year 2021, which represent our fiscal years ended December 31, 2022, and December 31, 2021, respectively.

“GAAP” as used in this prospectus refers to United States generally accepted accounting principles.

PROSPECTUS SUMMARY

The following summary highlights information about our business and the offering of our Class A Shares that appears elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A Shares. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

OUR COMPANY

Founded in 2013, we are a high-touch, best-in-class moving and storage company providing domestic concierge services and international relocation solutions for residential, commercial and government clients in the United States (“U.S.”) and Canada.

We are presently focused on seven metro markets along the east coast of the U.S. These metro areas are in and around Boston, MA; Greenwich, CT; Southampton, NY; Woodcliff Lake, NJ; New York, NY; Philadelphia, PA and Washington, D.C., with near-term goals to expand into additional markets in the western and southern states of the U.S. The current seven metro areas are primarily serviced from our current operation hub in Brooklyn, New York.

We currently operate in these markets with a growing fleet of trucks and an expanding professional relocation team composed of 27 full-time and 5 part-time employees. We have established and maintain our presence in these markets through local advertising and utilizing virtual office addresses for our direct mail and online advertising campaigns.

We cater to customers that demand excellence and the utmost care and professionalism. We believe we have established a sterling brand by adhering to the highest standards when delivering complete end-to-end relocation and storage services. We especially pride ourselves in making relocations and storage convenient and stress-free for clients who demand superior service.

Our comprehensive moving services include disassembly, packing, unpacking, re-setup, and temporary storage. It can involve ceiling and wall removal and reinstallation of artwork, lighting (e.g., chandeliers and sconces) and other fixtures, and audio-visual equipment (e.g., televisions and stereo equipment). We provide custom-build crating for the relocation or storage of high-value items, such as for fine art and furniture, musical instruments (e.g., pianos) and fragile items, that ensures their safety and protection. We also provide complete gym and playground equipment disassembly and reassembly, carpentry, furniture restoration and repair, professional cleaning at both origin and destination, and donation and disposal services. We offer express delivery within guaranteed timeframes for local, nationwide or cross-border (Canada) moves, which utilize the same truck and team at both origin and destination points. We also provide concierge/on-demand short and long-term storage services.

Our specialty is residential high-end moving and storage for more affluent clientele seeking a white glove experience. We define high-end residential moves as those as involving houses or apartments valued in excesses of $5 million. This has included relocations involving some of the most highly valued homes in the country owned by A-list celebrities, sports stars and government dignitaries. We have also serviced higher-end, non-residential clients, such as five-star hotels and top government agencies.

While not all of our business involves high-end engagements, our highest-end relocation occurred in September 2021 when we undertook a moving and storage project that involved the “most expensive home” in the Hamptons of Long Island, New York, valued at more than $175 million.

We believe our bespoke offerings and reputation for quality service is unparalleled in the industry and not easily replicated by our competitors. Given the numerous top ratings by many satisfied customers as posted to Yelp!, Google Reviews and Angie.com, we believe our extraordinary attention to detail, flawless protection of personal property and commitment to customer service has generated a sterling reputation that we believe is second to none.

Our highly satisfied residential and commercial clients have provided tremendous endorsements, word-of-mouth advertising and an ongoing stream of high-value referrals. From our experience, we believe this niche of the moving and storage markets is underserved, and we are uniquely qualified to seize market share.

Our emphasis on quality has earned us accolades and ongoing referrals from many marquee corporate and government clients as well, such as:

•Sotheby’s International Realty

•Keller Williams Real Estate

•Charles Schwab

•New York State Insurance Fund

•Four Seasons Hotel (Downtown Manhattan)

•The James Hotels

•UOVO, premier provider of storage services for art and valued collections.

•Trump International Hotels Management

•United Nations

•United States Military Academy (West Point)

•New York State Office of General Services

•New York Department of Motor Vehicles

•U.S. Social Security Administration

•U.S. Drug Enforcement Agency (DEA)

•Westy Self Storage

Many of our commercial or government customers have used our services several times or on a regular basis, as well as provide us referrals. For example, since 2018, New York State Office of General Services has, on average, engaged us for two to three relocations per month for their various agencies. We estimate we have generated more than $1.3 million in revenues from these relocations over this period.

Under a U.S. General Services Administration (GSA) IDIQ (indefinite delivery/indefinite quantity) contract, we have relocated offices for the Social Security Administration and DEA, with 10 office moves in total. These 10 office moves had an aggregate value of approximately $200,000.

In February 2022, we were approved by the GSA for its Centralized Household Goods Traffic Management Program (“CHAMP”). While our GSA IDIQ contract allows us to bid on the relocation of federal facilities, our approval for CHAMP permits us to bid on federal employee and military personnel relocations and storage, both domestic and international. More than 75 federal agencies use CHAMP to facilitate moves and storage of household goods for their staff. Qualification for the program requires audited financials, which we believe only a limited number of our mostly privately held competitors can easily provide. According to the GSA, its total expenditures on the CHAMP program increased from $130 million in 2020 to $139 million in 2021. During the same period, the average cost of a CHAMP relocation increased from $7,930 to $8,940. Given our comprehensive capabilities and broad multi-lingual support (English, Spanish, French, German, Italian, Russian, Ukrainian, and Japanese), we believe we are well positioned to compete with larger competitors and especially for international relocations.

We are also an approved vendor for the United Nations and have moved more than 15 of its employees and two U.N. ambassadors over the last three years. Between 2016 and 2019, we conducted four relocations for the United States Military Academy (West Point), valued at approximately $190,000 in total.

For the hotel industry, we have been engaged by the Four Seasons, The James Hotel and Trump Hotels to provide temporary relocation and storage during renovation projects. For The James Hotel, we have done this more than 10 times between 2016-2020, representing approximately $70,000 in aggregate revenue.

We receive regular referrals by real estate agencies, such as Sotheby’s International Realty and Keller Williams Real Estate, and also receive moving engagements by them and others for house staging. We may have as many as 10 house staging engagements per month for which we may pay the real estate agency small referral fees, such as 10% of the value of the project. Another regular source of referrals is from our storage partner, Westy Self Storage, as well as from building managers of luxury apartment buildings in cities such as New York City.

Over the years, we have grown largely by referrals from these organizations and our highly satisfied clients, conducting more than 20,000 relocations since our inception. Our growth and profitability, also reflects our success and emphasis on strong fiscal stewardship, even during challenging times such as the COVID-19 pandemic.

OUR INDUSTRY

While there are strong synergies between the moving/relocation and storage market, these are distinct market segments that each have strong drivers for growth and opportunity.

Moving & Relocation

The U.S. moving services business is projected to reach $22.5 billion by 2026, growing at a 5% compounded annual growth rate (CAGR). Residential is considered the largest segment of the moving services industry at 61% of the market, with Commercial representing 16%. The rest of the market is primarily composed of the relocation of other goods requiring special handling and warehousing services.

As with most industries, the COVID-19 pandemic negatively affected the moving industry. However, as an essential service, movers were allowed to remain open in areas where lockdowns were mandated.

In 2020, we saw the impact primarily in the last nine months of the year (April through December) as the pandemic increasingly spread. Then in 2021, we experienced the full impact of COVID-19, with it lasting throughout the year, particularly as new strains such as the Delta variant emerged. This resulted in an increased number of customer cancellations in 2021 as compared to 2020, and a smaller number of cancellations in 2022 as compared to 2021, which had a negative impact on revenue growth during 2021 and 2022. With a higher number of cancellations, as compared to 2020 and 2021 respectively, we had a greater number of instances in which cancelled customer windows were not filled by a new customer, resulting in our operations functioning at less than full capacity during certain periods.

According to annual studies released by United Van Lines, in 2020 and 2021, Americans have been on the move to lower-density areas and to be closer to their families. In 2021, 31.8% of Americans who moved did so in order to be closer to family, up from 27% in 2020, with this indicating a new trend coming out of the pandemic as priorities and lifestyle choices shift, according to the study. Additionally, 32.5% of Americans moved for a new job or job transfer in 2021, a significant decrease from 40% in 2020, and especially from the more than 60% in 2015.

We are currently focused on states which have the greatest number of migrations. The net migration outflows are notable, which includes many high-net worth individuals seeking to escape states with onerous tax burdens. These are largely the clients we serve.

The moving industry is highly fragmented, according to data firm IBISWorld, with a low level of market share concentration. The top four largest operators account for 9.8% of industry revenue.

Three million Americans move interstate annually, according to moving intelligence platform, SHYFT, reflecting a robust market. Their following statistics highlight the scale and scope of the moving segment:

•Americans move an average of 11.7 times over their lifetime.

•9.8 percent of Americans move annually.

•15.3 million households in America, with an average size of 2.3 family members, move annually.

•Approximately 7,000 moving companies in the U.S. with about 50,000 moving trucks.

•122,600 people are employed by the moving industry, with a combined payroll about $3.6 billion annually.

•Moving companies work in 13,900 locations across the U.S.

•There are approximately 186,722 jobs created by the moving industry.

•Estimated total annual contribution of the moving industry to the U.S. economy is $86 billion.

Concierge Storage

The $41.5 billion U.S. self-storage market is estimated to be growing at a 2.2% compound annual growth rate and is expected to reach $44.5 billion by 2024, according to IBISWorld. Growth drivers include job expansion, population growth, increasing migration and home downsizing by baby boomers. The SSA Self-Storage Demand Study 2020 showed 10.6% of U.S. households leased a self-storage unit in 2020, up from 6% in 1996.

There have been many startups over the last several years focused on “on-demand” or “valet” storage, with the most notable ones such as MakeSpace, Clutter and Closetbox attracting substantial private equity investment and experiencing strong growth. United Parcel Service introduced a residential ‘Storage on Demand’ service in October 2019. While these businesses target mainstream consumers, we believe they reflect a general growing demand for personalized self-storage services.

Similar to moving industry fragmentation, self-storage is not concentrated. According to the 2021 Self-Storage Almanac, roughly one-fifth of the market is controlled by the top six publicly traded self-storage companies. This leaves 80% of U.S. self-storage facilities owned and operated by independent entities. The 2022 Self-Storage Almanac and Radius+ also reported that:

•51,206 self-storage facilities in 2022 in the U.S., up from 47,000 in 2019.

•From 2010 to 2020, average occupancy rates increased from 75.7% to 92.2%.

In terms of self-storage, there is strong demand for traditional indoor storage, climate-controlled storage and outdoor storage for boats/cars/RVs.

The overall global concierge services market was valued at $596 million in 2020 and is anticipated to grow at more than 5.3% through 2027, according to IMR Data. While this report is not specific to concierge moving and storage, we believe the growth in demand for concierge services reflects an increasing number of consumers who are looking to outsource routine or specialized tasks to concierge services or personal assistance services to save time and avoid inconvenience. We expect other factors such as lack of work-life balance, busy work schedules, and time constraints to boost the demand for concierge services.

Given these factors, we are interested in further growing and enhancing our concierge self-storage business through both expanding partnerships with existing self-storage providers like Westy Self Storage, as well as establishing our own storage facilities that would feature self-storage access as well as warehousing the goods of our full-service concierge/valet storage customers. Such services will cater to not only affluent clients, but to anyone looking for a more convenient self-storage solution and who sees the value in the personal time savings our concierge services can provide.

OUR COMPETITIVE STRENGTHS

We are an entrepreneurial-driven, emerging growth company, with a distinct and premier moving and storage brand for residential, corporate and government clients, particularly for the higher-end of the market.

Our Company is differentiated in the marketplace due to several competitive advantages:

•Deep experience and unrivaled expertise in moving and storage of highly valued assets for individuals and enterprises.

•We specialize in high-end art and antique relocation with professional staff averaging five-plus years of experience servicing this niche.

•Fully licensed with several U.S. state governments, the U.S. Federal Motor Carrier Safety Administration, and the Ministry of Transportation of Ontario.

•We have maintained stop-score ratings by our many satisfied customer posting on Yelp! (4.5 out of 5 stars average), Google Reviews (4.9 out of 5 stars average) and Angie.com (with a 95% recommend rating).

•As a business member of the New York Teamsters Union, we can engage the highest quality manpower at a short notice, enabling us to execute guaranteed moves of high complexity, size and value in this highly active market.

•We have developed a specialized packing and moving system that provides custom crating for high-end artwork, furniture, chandeliers and other precious items. This can include certified materials required for international shipments, such as to Japan. Our competitors typically do not provide custom crating, but instead use only simple cardboard boxes or moving blankets.

•We believe we offer a unique and extensive level of multi-lingual support (English, Spanish, French, German, Italian, Russian, Ukrainian, and Japanese), which is especially advantageous for international relocations.

In addition to these distinctions, we offer clients an end-to-end moving and storage solution, which promises the same moving team at each location.

Based upon our published services and those of our competitors, we believe our delivery times nationwide are unmatched.

•We believe that we are the only moving company on the East Coast that can guarantee next day delivery from NYC, CT or NJ to Toronto, Ottawa or Montreal.

•We guarantee delivery from NY, CT, NJ to CA, WA and Vancouver in four/five days; Texas in three days; Florida in two days; Colorado in three/four days; and Illinois in two days.

We pride ourselves in providing what we believe to be best-in-class moving and storage services for the most demanding clients.

OUR GROWTH STRATEGIES

Our goals are to grow profitably, drive strong and consistent return on capital and increase stakeholder value. With Americans continuing to move out of high-tax, high-crime cities to more favorable locations, we see significant opportunity to grow our business and expand our market share. We believe our competitive strengths position us to pursue our goals through the following strategies:

Geographic Expansion of Relocation Services

We plan to expand our geographic footprint to include possible operational hubs in other major metropolitan areas in North America with the demographics that we believe would support our business model, including, but not limited to, Phoenix, Arizona; Los Angeles, California; and Austin, Texas.  The demographics we see may also include areas in Canada, such as in the Toronto region.

To support this expansion, over the next year, we plan to increase our current 13-truck fleet by another 13-15 trucks. We may make greater increases to the number of trucks in our fleet as the market demands and can support, and according to the pace we find and train our moving teams. We will also continue to rent additional trucks during peak moving periods as well as for long-distance, one-way moves.

We also plan to increase the number of international moves beyond just Canada by adding additional customer marketing and support for this to our website. This may include acting as a broker for other moving companies under our brand in geographic areas where we do not yet have operational hubs or trucks available for a prospective customer.

Concierge Self-Storage

We see self-storage services, and particularly concierge self-storage, being a strong growth driver for our business over time. We currently partner with Westy Self Storage, a Northeast-based operator, to provide storage and self-storage to our clients. Depending on the geographic location of the storage customer, we may also use other self-storage providers. For temporary storage (those storage needs lasting less than one month) we may use our 5,000-sf. warehouse located in Brooklyn, New York.

For the convenience of select clients, we may rent third-party storage on their behalf and rebill them accordingly or charge them for storage at our warehouse. By way of example only, if we rent a 100-sf. storage space from Westy, the current costs to us would be approximately $350 per month and we would anticipate charging our concierge storage customer $395 per month. Our gross margins in this space approximate 15% depending on rentable unit sf. We provide the delivery to and from storage as requested by the customer. Our concierge self-storage business generated revenue of approximately $420,000, or 8% of our revenue in 2021, and approximately $311,000, or 6.5% of our revenue in 2022, and we have approximately 10-20 customers in any given month on this program.

Our concierge storage service may also include same-day or next day pickup of items at the customer’s location or retrieval from storage of their items for which we charge additional fees.

For markets not served by Westy, we use alternative self-storage providers, and may similarly do so as we enter new markets not served by Westy. Over time we intend to explore the option of establishing our own storage facilities and related concierge services for our customers. As a result of preliminary exploration of the space, we expect that to represent a strong area for growth as it develops.

Given our current business and referral relationship with Westy, we are not planning to compete with Westy in overlapping markets. We have historically received about three to four customer referrals per each referral we have provided to Westy. Since inception we estimate we have provided Westy more than 500 self-storage referrals.

Over the next few years, we plan to establish two to three self-storage facilities composed of 1,000-1,500 units each. We may purchase an existing building and convert it to public storage if zoning allows it or build a new facility. We anticipate financing the purchases through standard commercial mortgage financing, which may include utilizing certain firms the Company has identified that specialize in self-storage facility financing. We anticipate construction or renovation would begin at our first site in 2023, with the opening planned for 2024.

We see our storage properties being state-of-the-art, offering climate-controlled and high-security units to avoid damage to luxury or precious items, such as fine art, statues, chandeliers, furniture, valuable records and similar high-value items. Clients would have 24/7 access with monitored security.

Concierge self-storage offerings would also include drop-off and pick-up services. We are planning to implement Radio Frequency Identification (RFID) tagging to insure appropriate tracking and inventory control.

For new or renovated construction, we anticipate a typical facility would have 70,000 to 100,000-sf. in total space and three floors. Usable sf. would be approximately 70% of the total sf. For new construction, we estimate the land cost at approximately $5 million, with hard and soft construction costs at about $65-$75 per sf. or approximately $15 million. We anticipate being able to rent storage to our customers at $4 per sf. on average which would be in line with what other premium self-storage providers would charge, although this may vary per market.

Assuming we establish 200,000-sf. of total storage space with two buildings, or 140,000-sf. of usable space, with occupancy of 80-90%, this could generate approximately $6.1 million in additional revenue annually. Since they would be our own facilities, we anticipate the gross margins would be higher than our current concierge self-storage services gross margins and in line with our concierge relocation services at more than 60%, on average.

As an additional revenue stream, we may also offer small moving truck rentals at our facilities for customers who would prefer to move their items themselves or with the assistance of a Company moving crew. We estimate this could generate an additional $2 million to $3 million in annual revenue over time, based on 500 to 600 truck rentals per year.

Advertising

In addition to referrals, a key source for customer acquisition has been online digital advertising, such as the use of Google AdWords, as well as social media tools, and direct mail. We plan to increase our budget for advertising over the next year. Given historical results, we anticipate that an increase of $750,000 to $1 million in advertising expenditures would result in a 50 to 70 percent increase in moving revenue from the current levels. We would anticipate similar results for our concierge storage business as it develops.

Strategic Acquisitions

We plan to drive organic growth by leveraging our existing customer relationships and the strong referrals they can provide, as well as through our advertising efforts. However, our moving and storage industry is largely fragmented, creating abundant opportunities for growth and regional expansion through strategic acquisitions.

According to BKD Capital Advisors (Forvis), the transportation and logistics industry recorded 122 M&A transactions in 2022 and 128 M&A transactions in 2021, up from 86 in 2019. This marked the fourth consecutive year of increased M&A volume. The 2020 activity level is especially notable, given the economic uncertainty created by the COVID-19 pandemic.

The self-storage industry executed a record-breaking $7.7 billion in self-storage deals, according to the commercial real estate research and analysis company, Real Capital Analytics. The dollar total was one-third higher than the sector witnessed in 2019, the report says. A further research study by Real Capital Analytics indicates the self-storage sector has seen exponential growth in the past two years due to COVID-19 increasing migration rates nationwide and displacing office workers as remote work ramped up. In 2021, self-storage saw sales volume rising 180% from the year prior, reaching $23.6 billion.  Also, the average self-storage occupancy rate is about 92% for 2022 and is expected to hold throughout 2023 according to Matthews Real Estate Investment Services for the self-storage sector.

There is to the best of our knowledge, no publicly traded company of our size in our industry with moving and storage as its focus, and especially offering the concierge-level services we provide. We believe our status as a publicly traded, “pure-play” company would provide us certain advantages as we pursue a strategic acquisition program. We are also considering acquisitions as a way to overcome any future labor shortages and accelerate our growth more rapidly.

Commercial & Government

Given our growing record of large moves for commercial and government customers, we plan to grow this segment of our business by hiring sales staff who would be dedicated to developing and servicing it. We are fully licensed with several state governments in the U.S. as well as with the Ministry of Transportation of Ontario, Canada. Our membership in the New York Teamsters Union also provides us with certain advantages as we pursue commercial and government projects in the state of New York.

Technology

We believe the implementation of technology will help us take better advantage of our customer relationships and scale our business. We are in the process of implementing a new state-of-the-art customer relationship management software system (CRM) with engagement analytics.

We are also planning to develop a native mobile app that will provide an interactive system that would be designed to help customers and the Company more easily and efficiently evaluate potential relocation and storage engagements. The app would also be used by our customers to manage their self-storage items, and schedule pick up and deliveries from storage.

RISKS RELATED TO OUR BUSINESS AND THIS OFFERING

Investing in our Class A Shares involves a high degree of risk. Before you invest in our Class A Shares, you should carefully consider all the information in this prospectus, including matters set forth in the section titled “Risk Factors.” If any of these risks actually occur, our business, financial condition and results of operations may be materially adversely affected. In such a case, the trading price of our Class A Shares may decline, and you may lose part or all of your investment. Below is a summary of the primary risks to our business:

•	economic and business risks inherent in the moving and storage industry, including competitive pressures pertaining to pricing, capacity and service;

•	fluctuations in the price or availability of fuel and possible legislation surrounding fossil fuels, renewable mandates, and road mileage tax;

•	our ability to attract and retain qualified drivers in the operation of our moving business, which is difficult to predict and is subject to factors outside of our control;

•	our ability to recruit, develop and retain our key employees, movers and drivers;

•	increased costs of compliance with, or liability for violation of, existing or future regulations in our industry, which is highly regulated;

•	negative seasonal patterns generally experienced in the moving industry during winter months;

•

we will be a “controlled company” within the corporate governance rules of the NASDAQ and, as a result, qualify for, and intend to rely on, the exemption from the requirement that our corporate governance committee be composed entirely of independent directors; and

•

the interests of our controlling stockholders, the Britt Family, may conflict with yours in the future, and, for so long as the Britt Family maintains control of us, our other stockholders will be unable to affect the outcome of proposed corporate actions supported by the Britt Family for their benefit.

Corporate Information.

Our principal executive offices are located at 305 Broadway, Floor 7, New York, NY 10007, and our telephone number is (212) 920-4450. We also maintain a website at https://elatemoving.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

Implications of being an emerging growth company and a smaller reporting company.

As a company with less than $1.235 billion in total annual gross revenues during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

•reduced disclosure about our executive compensation arrangements;

•no non-binding stockholder advisory votes on executive compensation;

•exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and

•reduced disclosure of financial information in this prospectus, including only two years of audited financial information and two years of selected financial information.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenues of at least $1.07 billion or (c) in which we are deemed to be a “large accelerated filer,” under the rules of the U.S. Securities and Exchange Commission (the “SEC”), which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

For so long as we remain an emerging growth company, we are permitted to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved and an exemption from compliance with the requirements regarding the communication of critical audit matters in the auditor’s report on financial statements. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. As permitted, we have elected to use the extended transition period for complying with new or revised accounting standards, which allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

Class A Shares offered	1,250,000 Class A Shares

Pre-funded Warrants offered

We are also offering to those purchasers, if any, whose purchase of Class A Shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of Class A common stock immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, Pre-funded Warrants in lieu of Class A Shares. The Pre-funded Warrants will be immediately exercisable and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. Each Pre-funded Warrant will have an exercise price of $0.001. For each Pre-funded Warrant we sell, the number of Class A Shares we are offering will be decreased on a one-for-one basis. We are offering a maximum of 1,250,000 Pre-funded Warrants. This prospectus also relates to the offering of the shares of Class A common stock issuable upon exercise of the Pre-funded Warrants.

Public offering price	$4.00per Class A Share and $3.999 per Pre-funded Warrant.

Class B common stock offered	None.

Option to purchase additional Class A common stock and/or Pre-funded Warrants pursuant to the over-allotment option

We have granted the Underwriter a 45-day option from the date of this prospectus to purchase up to 187,500 additional shares of Class A Shares and/or Pre-funded Warrants (representing 15% of the Class A Shares and/or Pre-funded Warrants sold in the offering) at the initial public offering, less underwriting discounts. The purchase price to be paid per additional Class A Share or Pre-funded Warrant will be equal to the public offering price of one Class A Share or Pre-funded Warrant, as applicable, less the underwriting discount.

Class A common stock to be outstanding after this offering (assuming the exercise of any Pre-funded Warrants)

5,000,000 shares, representing a 100% voting interest (or 5,187,500 shares, representing a 100% voting interest, (assuming the exercise of any Pre-funded Warrants) if the Underwriter exercises in full its over-allotment option to purchase additional Class A Shares and/or Pre-funded Warrants).

Class B common stock to be outstanding after this offering

0 shares, representing a 0% voting interest (or 0 shares, representing a 0% voting interest, (assuming the exercise of any Pre-funded Warrants) if the Underwriter exercises in full its over-allotment option to purchase additional Class A Shares and/or Pre-funded Warrants).

Voting rights

Shares of Class A common stock are entitled to one vote per share.

Shares of Class B common stock are entitled to ten votes per share.

Pre-funded Warrants are not entitled to any vote.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or as designated in the Amended and Restated Certificate of Incorporation. After this offering, (assuming the exercise of any Pre-funded Warrants and assuming the Underwriter does not exercise the over-allotment option) the Britt Family will beneficially control 75.00 % of the voting power of our outstanding capital stock and will effectively control all matters submitted to our stockholders for a vote. See “Description of Securities.”

Controlled company

Upon the completion of this offering, we will be a “controlled company” under the corporate governance rules of the NASDAQ. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements. We intend to take advantage of the exemption from the requirement to have a corporate governance committee that is composed entirely of independent directors and a compensation committee. See “Management—Controlled Company Status.”

Use of proceeds

We estimate that the net proceeds to us from this offering (assuming the exercise of any Pre-funded Warrants, and assuming the Underwriter does not exercise the over-allotment option) will be approximately $3,986,712, or approximately $4,676,712 if the Underwriter exercises its over-allotment option in full, at an initial public offering price of $4.00 per Class A Share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering for general corporate purposes, including expansion of our current service lines into additional states, entry into, development and enhancement of, the storage facility segment, enlarging our cross-border services into Canada, potential acquisitions, repayment of indebtedness and capital expenditures. See “Use of Proceeds.”

Dividend policy

The declaration and payment of all dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, legal requirements and any debt agreements we are then party to and other factors that our Board of Directors deems relevant. See “Dividend Policy.”

Risk factors

Investing in our Class A Shares and Pre-funded Warrants, including the underlying shares of our Class A common stock, involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before you decide to invest in our securities.

Proposed listing and symbol	We applied to have our Class A common stock listed on NASDAQ under the symbol “ELGP”.

Except where expressly indicated otherwise, references to the total number of shares of our Class A common stock and Class B common stock outstanding after this offering is based on 3,750,000 shares of our Class A common stock and 0 shares of our Class B common stock outstanding as of October 11, 2023, and excludes the following shares:

•

7,500,000 shares of Class A common stock reserved under our 2022 Equity Incentive Plan, of which 2,500,000 options to purchase shares of Class A common stock have been issued under the Incentive Stock Option Milestone Grant issued to Kevin Britt and filed as Exhibit 10.8 herewith.

Unless we indicate otherwise or the context otherwise requires, this prospectus reflects and assumes:

•	No exercise of the Underwriter’s option to purchase additional Class A Shares and/or Pre-funded Warrants pursuant to the over-allotment option;

•	The exercise of any Pre-funded Warrants;

•	No exercise of the Underwriter Warrants; and

•	A public offering price of $4.00 per Class A Share.

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

The following tables set forth our summary historical financial and other data as of and for the periods indicated. We have derived the summary historical financial data for the three and six months ended June 30, 2023 and 2022, and for the years ended December 31, 2022 and 2021, from the audited financial statements included elsewhere in this prospectus.

The summary historical financial and other data set forth below should be read in conjunction with the information included under the headings “Use of Proceeds,” “Capitalization,” “Selected Historical Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited financial statements and related notes included elsewhere in this prospectus.

Statement of Operations

	For the Three Months Ended June 30, 2023	For the Three Months Ended June 30, 2022	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)
Revenue, net	$1,324,326	$1,452,990	$2,313,959	$2,267,082	$4,779,512	$4,979,856
Cost of revenues	649,080	663,950	1,143,339	1,112,467	2,465,778	2,325,892
Gross profit	675,246	789,040	1,170,620	1,154,615	2,313,734	2,653,964

Operating expenses:
Sales and marketing	94,179	195,336	165,883	315,342	535,197	539,265
General and administrative expenses	543,714	352,051	1,050,593	702,357	2,020,317	880,864
Total operating expenses	637,893	547,387	1,216,476	1,017,699	2,555,514	1,420,129

Income (loss) from operations	37,353	241,653	(45,856)	136,916	(241,780)	1,233,835

Other income (expense):
Interest expense	(2,050)	(14,798)	(4,256)	(29,462)	(52,211)	(16,931)
Forgiveness of debt	-	-	-	-	-	43,610
Other income (expense), net	1,660	(4,409)	1,914	(4,409)	7,063	22,763
Total other income (expense), net	(390)	(19,207)	(2,342)	(33,871)	(45,148)	49,442

Income (loss) before provision (benefit) for income taxes	36,963	222,446	(48,198)	103,045	(286,928)	1,283,277

Provision (benefit) for income taxes	(8,103)	107,842	10,566	75,604	(18,209)	228,268

Net income (loss)	$45,066	$114,604	$(58,764)	$27,441	$(268,719)	$1,055,009

Basic and diluted net income (loss) per share of common stock	$0.01	$0.02	$(0.01)	$0.01	$(0.05)	$0.20
Weighted-average number of shares of common stock used in computing basic and diluted per share of common stock amounts	5,250,000	5,250,000	5,250,000	5,250,000	5,250,000	5,250,000

Balance Sheet Data

		As
June 30, 2023	Actual	Adjusted(1)
Cash and cash equivalents	$516,816	$4,503,528
Working capital deficit	$(591,360)	$3,395,352
Total assets	$2,492,001	$6,570,904
Total stockholders’ equity	$478,249	$4,464,961

(1)As adjusted amounts give effect to the sale of 1,250,000 Class A Shares in this offering at the initial public offering price of $4.00 per Class A Share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the initial public offering price of $4.00 per Class A Share, would increase (decrease) the as adjusted amount of each of cash, working capital, total assets and total stockholders’ equity by approximately $1.15 million, assuming that the number of Class A Shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 500,000 Class A Shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $1.84 million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our Class A Shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes included elsewhere in this prospectus, before deciding whether to purchase our Class A Shares. If any of the following risks are realized, our business, operating results, financial condition and prospects could be materially and adversely affected. In that event, the price of our Class A Shares and Pre-funded Warrants could decline, and you could lose part or all of your investment.

Risks Relating to Our Business and Industry

The moving and transportation industry is affected by economic and business risks that are largely beyond our control.

The commercial and residential moving and storage facility industry is highly cyclical, and our business is dependent on a number of factors that may have a negative impact on our operating results, many of which are beyond our control, including but not limited to general economic uncertainty, volatility in the housing markets and commercial real estate, fluctuation in fuel prices and uncertainty surrounding regulations targeting transportation and fossil fuels, and COVID-19’s impact on the supply chain.

We believe that some of the most significant factors beyond our control that may negatively impact our operating results are economic changes that affect supply and demand in commercial and residential markets and the global supply chain, such as:

•	recessionary economic cycles, such as the period from 2007 to 2009;
•	supply chain disruptions ranging from building materials to auto chip shortages;

•	reduced demand for off-site storage facilities;

•	industry compliance with an ongoing regulatory environment;
•

significant acceptance of remote work may reduce the customer demands for movement into high cost of living areas, thereby depleting the concentration of our customer base and increasing the geographical areas we need to cover to service the same number of customers;

•	excess truck capacity in comparison with shipping demand; and

•	downturns in customers’ business cycles, which may be caused by declines in consumer spending both commercial and residential.

The risks associated with these factors are heightened when the U.S. economy is weakened. Some of the principal risks during such times are as follows:

•	low overall moving levels, which may impair our asset utilization;

•	customers with credit issues and cash flow problems;

•	changing moving patterns resulting from pandemics to volatile real estate prices, resulting in an imbalance between our capacity and customer demand;

•	customers bidding out moving expenses or selecting competitors that offer lower rates, in an attempt to lower their costs, forcing us to lower our rates or lose customers; and
•	budgetary constraints on state and local municipalities pausing government office relocations and planned moves.

Economic conditions that decrease moving demand or increase the supply of capacity in the commercial and residential moving industry can exert downward pressure on rates and equipment utilization, thereby decreasing asset productivity. Reduced moving demand may also reduce the demand for short-term and long-term offsite storage facilities.  A prolonged recession or general economic instability could result in declines in our results of operations, which declines may be material.

We also are subject to cost increases outside our control that could materially reduce our profitability if we are unable to increase our rates sufficiently. Such cost increases include, but are not limited to, fuel and energy prices, driver wages, taxes and interest rates, tolls, license and registration fees, permits, building materials, construction costs, insurance premiums, regulations, revenue, equipment and related maintenance costs and healthcare and other benefits for our employees. We cannot predict whether, or in what form, any such cost increase or event could occur. Any such cost increase or event could adversely affect our profitability.

In addition, events outside our control, such as strikes or other work stoppages at our facilities or at customer locations, weather, pandemics and epidemics, actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state or heightened security requirements could lead to reduced economic demand, reduced availability of credit or temporary closing of U.S. borders to essential workers and industries, which could impact our ability to do business to and from Canada. Such events or enhanced security measures in connection with such events could impair our operations and result in higher operating costs.

The commercial and residential moving industry is highly competitive and fragmented, which subjects us to competitive pressures pertaining to pricing, capacity and service.

Our operating segments compete with many commercial and residential moving companies. The North American commercial and residential moving market is highly competitive and fragmented.  Some of our competitors may have greater access to equipment, a larger fleet, a wider range of services, preferential dedicated customer contracts, greater capital resources or other competitive advantages. Numerous competitive factors could impair our ability to maintain or improve our profitability. These factors include the following:

•

Many of our competitors periodically reduce their moving rates to gain business, especially during times of reduced growth in the economy. This may make it difficult for us to maintain or increase moving rates, or may require us to reduce our moving rates. Additionally, it may limit our ability to maintain or expand our business.

•	Some companies have selected core moving companies for all their moving needs, for which we may not be selected.

•	Many customers periodically solicit bids from multiple moving companies for their moving needs, which may depress moving rates or result in a loss of business to our competitors.

•

The continuing trend toward consolidation in the commercial and residential moving industry may result in more large moving companies with greater financial resources and other competitive advantages, with which we may have difficulty competing.

•	Higher fuel prices embedded in our moving quotes to our customers may cause some of our customers to consider alternative moving companies.

•

Advancements in technology may necessitate that we increase investments in technologies, such as mobile apps for moving quotes, in order to remain competitive, and our customers may not be willing to accept higher moving rates to cover the cost of these investments.

The commercial and residential storage industry is highly competitive and fragmented, which subjects us to competitive pressures pertaining to pricing, capacity and service.

Our projected operating segment in the residential and commercial storage space competes with many commercial and residential storage companies. The North American commercial and residential storage market is highly competitive and fragmented.  Many of our competitors have greater access to equipment, a significant number of locations and franchises, a wider range of services, preferential dedicated customer contracts, greater capital resources or other competitive advantages. Numerous competitive factors could impair our ability to maintain or improve our profitability. These factors include the following:

•

Many of our competitors periodically reduce their storage rates, or offer $0 introductory rates, to gain business, especially during times of reduced growth in the economy. This may make it difficult for us to gain initial customers or increase storage rates or may require us to reduce our moving rates to significantly low levels following periods of high capital expenditure developing storage facilities. Additionally, it may limit our ability to maintain or expand our business.

•	Some companies have selected core storage companies for all their storage needs, for which we may not be selected.

•

Larger companies with footprints outside of the regional northeast of the U.S., may choose one of our larger, national competitors, due to a larger footprint and ability to service locations outside of our current markets.

•	Many customers periodically solicit bids from multiple storage companies for their storage needs, which may depress storage rates or result in a loss of business to our larger competitors.

•

The continuing trend toward consolidation in the commercial and residential storage industry may result in more large storage companies with far greater financial resources and other competitive advantages, with which we may have difficulty competing.

•

Higher costs of building materials and construction prices may necessitate that we increase storage costs of the prices of our competitors in order to recoup capital expenditures, and our customers may not be willing to accept higher storage rates to cover these costs.

We may not be able to effectively manage and implement our organic growth strategies.

While we currently believe we can grow our profits and cash flows organically through further penetration of existing customers and by expanding our customer base, as well as by further expanding into the commercial and residential storage industry, we may not be able to effectively and successfully implement such strategies and realize our stated goals. Our goals may be negatively affected by a failure to further penetrate our existing customer base, cross-sell our service offerings, pursue new customer opportunities, pursue new business opportunities and segments, manage the operations and expenses of new or growing service offerings or otherwise achieve growth of our service offerings. Successful execution of our business strategies may not result in us achieving our current business goals.

Our business depends on our strong reputation and the value of the Elate brand.

We believe that the “Elate” brand name symbolizes high-quality service, reliability and efficiency, and is one of our most important and valuable assets. The Elate brand name and our corporate reputation are significant sales and marketing tools, and we devote substantial resources to promoting and protecting them. Adverse publicity (whether or not justified) relating to activities by our employees, contractors or agents, such as accidents, customer service mishaps or noncompliance with laws, could tarnish our reputation and reduce the value of our brand. With the increased use of social media outlets such as YouTube, Facebook, Twitter, Instagram and TikTok, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to effectively respond. Damage to our reputation and loss of brand equity could reduce demand for our services and thus have an adverse effect on our financial condition, liquidity and results of operations, as well as require additional resources to rebuild our reputation and restore the value of our brand.

Our profitability may be materially adversely impacted if our capital investments do not match customer demand for invested resources or if there is a decline in the availability of funding sources for these investments.

Our current and planned operations require significant investments. The amount and timing of capital investments depend on various factors, including anticipated volume levels and the price and availability of assets. If anticipated demand differs materially from actual usage, our capital-intensive moving and storage facility segments may have too much or too little capacity. Moreover, resource requirements across our fine art, commercial and residential moving segments and our storage facility segment varies with customer demand, which may be subject to seasonal or general economic conditions. Our ability to adapt to changes in fine art, commercial and residential moving requirements is important to efficiently deploy resources and make capital investments in trucks, trailers, and packing materials. Similarly, our ability to adapt to increased demand and capacity requirements in the commercial and residential storage facility segment is important to efficiently deploy capital resources into land acquisition and construction costs. Although our business volume is not highly concentrated, our customers’ financial failures or loss of customer business may also affect us.

We may not be able to successfully implement our company strategy of diversifying our revenue base and expanding our capabilities by entering into the storage facility space.

Our company growth strategy entails selectively diversifying our revenue base, by entering the storage facility market and growing our market share in storage services. This strategy involves certain risks, and we may not overcome these risks, in which case our business, financial position and operating results could be materially and adversely affected. We expect to continue to pursue our company growth strategy of increasing and diversifying our moving segment customer base and by entering into the storage facility space, and this exposes us to certain risks, including:

•	hiring new managers, drivers and other employees, may increase training and compliance costs and may result in temporary inefficiencies until those employees become proficient in their jobs;
•	expanding our service offerings may require us to encounter new competitive challenges and regulatory compliance in markets in which we have not previously operated or with which we are unfamiliar.
•	entering into the storage facility space may strain our (i) management’s bandwidth and attention to operations, (ii) capital resources, (iii) information systems and (iv) customer service;
•	making significant capital expenditures, which could require substantial capital and cash flow that we may not have or may not be able to obtain on satisfactory terms;
•	increased specialty insurance costs for greater fine art moving and storage services; and
•	increased insurance costs for greater moving capacity and costs related to owning and operating storage facilities.

Fluctuations in the price or availability of fuel could materially and adversely affect our margins.

Fuel represents a significant expense for us. Diesel and gas fuel (“fuel”) prices fluctuate greatly due to factors beyond our control, including but not limited to political events, OPEC production announcements, terrorist activities, pandemics, armed conflicts, depreciation of the dollar against other currencies and weather, such as hurricanes, and other natural or man-made disasters, each of which may lead to an increase in the cost of fuel. Fuel prices may also be affected by the rising demand in developing countries, and could be adversely impacted by diminished drilling activity, by the use of crude oil and oil reserves for other purposes, and legislative pushes to disincentive fuel usage and incentivize electric and hydrogen fuel supply. Such events may lead not only to increases in fuel prices and taxes, but also to fuel shortages and disruptions in the fuel supply chain. Because our operations are dependent upon fuel, significant fuel cost increases, shortages or supply disruptions could materially and adversely affect our operating results and financial condition.

Increases in fuel costs, to the extent not offset by rate per mile increases built into our quotes, may have an adverse effect on our operations and profitability. While a portion of our fuel costs are covered by pass-through provisions in customer contracts, we also incur fuel costs that cannot be recovered. Because our moving quotes precede changes in fuel prices, our customer quotes and charges may not capture the increased costs we pay for fuel, especially when prices are rising.

Difficulties attracting and retaining qualified drivers could materially adversely affect our profitability and ability to maintain or grow our fleet.

Like many fine art, commercial and residential moving companies, from time to time we may experience difficulty in attracting and retaining sufficient numbers of qualified drivers, and driver shortages may recur in the future. Our challenge with attracting and retaining qualified drivers stems from intense market competition and our driver quality standards, which subjects us to increased payments for driver compensation. Our art moving services require special training to handle unique moving and packing requirements. We use physical function tests and drug testing to screen and test all driver applicants, which we believe is a rigorous standard relative to others in our industry and could decrease the pool of qualified applicants available to us. Failure to recruit high-quality, safe drivers who meet our testing standards could diminish the safety of our fleet and could have a materially adverse effect on our customer relationships, our insurance premiums, and our business.

Our company drivers are generally compensated on an hourly basis, and the rate per-hour generally increases with the drivers’ length of service and experience. The compensation we offer our drivers is also subject to market conditions and labor supply. We may in future periods increase company driver compensation, which will be more likely to the extent that economic conditions improve, and industry regulation exacerbates driver shortages forcing driver compensation higher. Our steady capacity requires us to continually recruit company drivers in order to operate our revenue-producing fleet equipment. If we are unable to continue to attract and retain a sufficient number of high-quality company drivers, we could be required to adjust our compensation packages, or operate with fewer trucks and face difficulty meeting customer demands, all of which could adversely affect our profitability and ability to maintain our size or grow.

Difficulties finding and attracting temporary workers during periods of increased moving demand could materially adversely affect our profitability and consumer brand.

The moving services industry has experienced consistent growth and demand over the past few years, despite economic downturns and global and local restrictions on travel. Increased demand could require us to either hire more employees or temporary workers to cover short-term upsurges. There is no guarantee that we will be able to find employees or temporary workers to meet all future demand, or in the event we do, that we will be able to offer such individuals packages superior to our competitors. If we are unable to grow or retain our workforce to contend with consumer demand, we may lose out on opportunities in the near- and long-term. Failure to supply services to some customers due to over-capacity could cause those costumers, and their social circles, to develop a negative impression of our services and brand, which could adversely affect our profitability.

Difficulty in obtaining material, equipment, goods and services from our vendors and suppliers could adversely affect our business.

We are, and will be, dependent upon our suppliers for certain products and materials, including our trucks, packing supplies, and to the extent we enter into the storage facility segment, construction materials and storage unit containers. We rely on suppliers of our trucks and truck components to maintain the age of our fleet. We believe that we have positive relationships with our vendors and suppliers and are generally able to obtain favorable pricing and other terms from such parties. If we fail to maintain these relationships with our vendors and suppliers, or if our vendors and suppliers are unable to provide the products and materials we need or undergo financial hardship, we could experience difficulty in obtaining needed goods and services because of production interruptions, limited material availability or other reasons. Subsequently, our business and operations could be adversely affected.

If we are unable to recruit, develop and retain our key employees, our business, financial condition and operating results could be adversely affected.

We are highly dependent upon the services of certain key employees, including our team of executive officers and directors. We have employment agreements with our senior executive officers, and the loss of any of their services could negatively impact our operations and future profitability. Inadequate succession planning or unexpected departure of key executive officers or employees could cause substantial disruption to our business operations, deplete our institutional knowledge base and erode our competitive advantage. Additionally, we must continue to recruit, develop and retain skilled and experienced drivers if we are to realize our goal of expanding our operations and continuing our growth, both nationally and internationally. As we enter into the storage facility segment, failure to recruit, develop and retain a core group of storage facility managers could have a materially adverse effect on our business.

Efforts by labor unions could divert management’s attention and could have a materially adverse effect on our operating results.

We face the risk that Congress or one or more states will approve legislation significantly affecting our business and our relationship with our employees, such as the previously proposed federal legislation referred to as the Employee Free Choice Act, which would substantially liberalize the procedures for union organization. We also face the risk that our employees, including drivers, may attempt to organize. Currently, two of our company drivers are members of an organized labor union in New York City for commercial movers that allows access and entry to certain buildings, which benefits us.  However, any attempt to organize by more of our employees under a union could result in increased legal and other associated costs. In addition, if we were to enter into a collective bargaining agreement, the terms could negatively affect our costs, efficiency and ability to generate acceptable returns on the affected operations. Moreover, any labor disputes or work stoppages could disrupt our operations and reduce our revenues.

Insurance and claims expenses could significantly reduce our earnings.

As we expand our services in fine art moving and enter into the storage facility segment, our future insurance and claims expense might exceed historical levels, which could reduce our earnings. Estimating the number and severity of claims, as well as related judgment or settlement amounts is inherently difficult. This, along with legal expenses, incurred but not reported claims and other uncertainties can cause unfavorable differences between actual claim costs and our reserve estimates.

We maintain insurance with licensed insurance carriers above the amounts which we retain. Although we believe our aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed our aggregate coverage limits. If any claim were to exceed our coverage, we would bear the excess. Insurance carriers have raised premiums for many businesses, including transportation and storage companies. As a result, our insurance and claims expense could increase when our policies are renewed or replaced. Our operating results and financial condition could be materially and adversely affected if (i) cost per claim, premiums, or the number of claims significantly exceeds our estimates, (ii) we experience a claim in excess of our coverage limits, (iii) our insurance carriers fail to pay on our insurance claims or (iv) we experience a claim for which coverage is not provided.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a materially adverse effect on our business.

We operate in the U.S. pursuant to operating authority granted by the DOT. Our company drivers must comply with the safety and fitness regulations of the DOT, implemented through the Federal Motor Carrier Safety Administration (FMCSA), including those relating to CSA safety performance and measurements, drug and alcohol testing and Hours of Service (HOS). Weight and equipment dimensions also are subject to government regulations. We are also subject to regulation at the state level. We also may become subject to new or more restrictive regulations relating to exhaust emissions, drivers’ Hours of Service (HOS), ergonomics, collective bargaining, security at ports and other matters affecting safety or operating methods. Future CSA rulemaking could adversely affect us, including our ability to maintain or grow our fleet as well as our customer relationships.

In addition to the U.S., we also have the authority to operate in Canadian provinces. We must comply with enacted governmental regulations regarding safety, equipment, environmental protection and operating methods. Examples include regulation of equipment weight, equipment dimensions, fuel emissions, driver Hours of Service (HOS), driver eligibility requirements, on-board reporting of operations and ergonomics. We may also become subject to new or more restrictive regulations related to safety or operating methods, which could adversely affect our fleet and operations in those jurisdictions.

Our cross-border operations in Canada make us vulnerable to risks associated with doing business in foreign countries.

As a result of our operations in Canada, we are subject to certain risks inherent in doing business abroad, including:

•	foreign exchange rate fluctuations and currency controls;

•	withholding and other taxes on remittances and other payments by subsidiaries;

•	difficulties in enforcing contractual obligations and intellectual property rights;

•	investment restrictions or requirements; and

•	export and import restrictions.

We have significant ongoing and projected capital requirements that could affect our profitability if we are unable to generate sufficient cash from operations or obtain financing on favorable terms.

If we were unable to generate sufficient cash from operations, we would need to seek alternative sources of capital, including financing, to meet our capital requirements. Our near-term growth projections include the entry into the commercial and residential storage facility segment, which will require significant initial capital requirements for land acquisitions and/or building materials. In the event that we are unable to generate sufficient cash from operations or obtain financing on favorable terms in the future, we may have to limit our fleet size, delay our entry, or diminish the size or our entry, into the storage facility segment, enter into less favorable financing arrangements or operate our revenue equipment for longer periods, any of which could have a materially adverse effect on our profitability.

The seasonal pattern generally experienced in the moving industry may affect our periodic results during traditionally slower moving periods and winter months.

In the moving industry, revenue generally follows a seasonal pattern which may affect our operating results. We typically experience a seasonal surge in demand, relocation services, and art shipping during the second and third quarters of our fiscal year as a result of increased customer migration. After November our moving volume is typically slightly lower. Revenue can also be affected by adverse weather conditions, holidays and the number of business days during a given period because revenue is directly related to the available working days of movers and desired moving days of our customers. From time to time, we may also suffer short-term impacts from severe weather and similar events, such as tornadoes, hurricanes, blizzards, ice storms, floods, fires, earthquakes, and explosions that could harm our results of operations or make our results of operations more volatile.

Historically we have made no acquisitions and we may not make acquisitions in the future, or if we do, we may not be successful in integrating the acquired company, either of which could have a materially adverse effect on our business.

We have not completed any acquisitions. We may not be successful in identifying, negotiating or consummating any future acquisitions and we may not successfully integrate future businesses or achieve the synergies and operating results anticipated in connection with any future acquisitions. The continuing trend toward consolidation in the moving and storage industries may result in the acquisitions of smaller providers by large national providers that gain market share and other competitive advantages through such acquisitions. If we fail to make or successfully execute future acquisitions, our growth rate could be materially and adversely affected.

In addition, any acquisitions we undertake could involve numerous risks that could have a materially adverse effect on our business and operating results, including:

•

difficulties in integrating the acquired company’s operations and in realizing anticipated economic, operational and other benefits in a timely manner that could result in substantial costs and delays or other operational, technical or financial problems;

•	challenges in achieving anticipated revenue, earnings or cash flows;

•	assumption of liabilities that may exceed our estimates or what was disclosed to us;

•	the diversion of our management’s attention from other business concerns;

•	the potential loss of customers, key employees and drivers of the acquired company;

•	difficulties operating in markets in which we have had no or only limited direct experience;

•	the incurrence of additional indebtedness; and

•	the issuance of additional shares of our common stock, which would dilute your ownership in the company.

We may need to obtain additional financing which may not be available or, if it is available, may result in a reduction in the percentage ownership of our then-existing stockholders.

We may need to raise additional funds in order to:

•	finance unanticipated working capital requirements or refinance existing indebtedness;

•	develop or enhance our technological infrastructure and our existing products and services;

•	fund strategic relationships;

•	respond to competitive pressures; and

•	acquire complementary businesses, technologies, products or services.

Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion strategy, take advantage of unanticipated opportunities, develop or enhance technology or services or otherwise respond to competitive pressures could be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our then-existing stockholders may be reduced, and holders of these securities may have rights, preferences or privileges senior to those of our then-existing stockholders.

Our future indebtedness could limit our flexibility in operating our business or adversely affect our business and our liquidity position.

As of October 11, 2023, we had $213,488 in aggregate principal amount of indebtedness for borrowed money outstanding, consisting of $90,000 outstanding under our Economic Injury Disaster Loan (the “EIDL Loan”) from the Small Business Administration and $123,488 outstanding under the BOA truck loan. All $43,610 of borrowings under our Paycheck Protection Program Loan (the “PPP Loan”) from the Small Business Administration has been forgiven in full.

Our indebtedness may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions.

Any indebtedness we incur, and restrictive covenants contained in the agreements related thereto, could:

•	make it difficult for us to satisfy our obligations, including making interest payments on our debt obligations;

•	limit our ability to obtain additional financing to operate our business;

•

require us to dedicate a substantial portion of our cash flow to payments on our debt, reducing our ability to use our cash flow to fund capital expenditures and working capital and other general operational requirements;

•	limit our flexibility to plan for and react to changes in our business;

•	place us at a competitive disadvantage relative to some of our competitors that have less, or less restrictive, debt than us;

•	limit our ability to pursue acquisitions; and

•	increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates or a downturn in our business or the economy.

The occurrence of any one of these events could have a material adverse effect on our business, financial condition and operating results or cause a significant decrease in our liquidity and impair our ability to pay amounts due on our indebtedness. Significant repayment penalties may limit our flexibility.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the Securities and Exchange Commission (“SEC”). Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and operating results.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, which we refer to herein as the Exchange Act, and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight.

We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth will also require us to commit additional management, operational and financial resources to identify new professionals to join the company and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and operating results.

We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Risks Relating to This Offering and Ownership of Our Class A Common Stock

The dual class structure of our common stock has the effect of concentrating voting control with the holders of Class B common stock, which, when outstanding, may limit the ability of holders of Class A common stock to influence corporate matters. The interests of future holders of Class B common stock may conflict with yours in the future.

Immediately following this offering, we will have two classes of authorized and outstanding common stock:

•	Class A common stock, which is entitled to one vote per share; and

•	Class B common stock, which is entitled to ten votes per share.

All holders of Class A common stock and all holders of Class B common stock vote together as a single group on all matters submitted to a vote or consent of our stockholders, except for the election of Class B Directors, or as otherwise prescribed by law. See “Description of Securities”. Our Amended and Restated Certificate of Incorporation provides that certain matters require the approval of the Class B Directors. Upon the consummation of this offering, assuming that the Underwriter does not exercise the over-allotment option, the Britt Family will beneficially own 75.00% of our outstanding Class A common stock. The Class A common stock held by the Britt Family will represent approximately 75.00% of the total voting power of all of our outstanding common stock, including the Class A common stock underlying any Pre-funded Warrants. The Britt Family has orally agreed, among other things, to publicly file notices that they are acting as a “group” for Exchange Act and NASDAQ purposes As a controlled-company no nominating committee or nominations process with independent directors is required, and as such, the Britt Family will have the power to nominate and elect a majority of the Board of Directors.  See “Description of Securities.”

Our Amended and Restated Certificate of Incorporation provides that each share of Class B common stock may be converted, at any time, into one share of Class A common stock at the option of the holder of Class B common stock, which, if issued in the future, could result in dilution to holders of Class A Shares.

As a result of these arrangements, the Britt Family’s control of us allows it to control the outcome of corporate actions that require or may be accomplished by stockholder approval, including the election and removal of directors and transactions resulting in a change in control of the Company. For so long as the Britt Family maintains control of us, our stockholders, other than those members of the Britt Family, will be unable to affect the outcome of proposed corporate actions supported by the Britt Family, including a change in control of the Company.

The interests of the Britt Family may not be the same as ours or those of our other stockholders. For example, the Britt Family may have an interest in pursuing transactions that could enhance their investment even though such transactions might involve risks to the Company and to you. The Britt Family may also have an interest in delaying, deterring or preventing a change in control or business combination that might otherwise be beneficial to the Company and to you.

We will be a “controlled company” within the meaning of the rules of the NASDAQ and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements relating to our corporate governance committee. You will not have the same protections afforded to stockholders of other companies that are subject to such requirements.

Upon the completion of this offering, the Britt Family will have more than 50% of the voting power for the election of directors, and will publicly file notices pursuant to the Exchange Act that the members of the Britt Family are acting as a group. As a result, we will qualify as a “controlled company” under the corporate governance rules for NASDAQ-listed companies. As a controlled company, certain exemptions under the NASDAQ listing standards will exempt us from the obligation to comply with certain NASDAQ corporate governance requirements, including the requirements to have a compensation committee that is composed entirely of independent directors or that we have a majority independent board.

We have elected to take advantage of this “controlled company” exemption, and the holders of our Class A Shares therefore may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for NASDAQ-listed companies. Our status as a controlled company could therefore make our Class A Shares less attractive to some investors or otherwise harm our stock price.

In addition, in 2012, the SEC passed final rules implementing provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 pertaining to compensation committee independence. The SEC’s rules direct each of the national securities exchanges (including the NASDAQ, on which we intend to list our Class A Shares) to develop listing standards requiring, among other things, that compensation committees be composed of fully independent directors, as determined pursuant to new independence requirements.

As a “controlled company,” we will not be subject to this compensation committee independence requirement under Dodd-Frank.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC and the NASDAQ. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A Shares, fines, sanctions and other regulatory action and potentially civil litigation.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business, reputation and stock price.

We are not currently required to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act, or Section 404, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our financial statements and harm our operating results. As a public company, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering.

When evaluating our internal controls over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404.  In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal controls over financial reporting in accordance with Section 404.  We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC.  If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our Class A Shares.

There may not be an active, liquid trading market for our shares of Class A Shares, which may cause our Class A Shares to trade at a discount from the initial offering price and make it difficult to sell the Class A Shares that you purchase.

Prior to this offering, there has been no public market for shares of our Class A Shares. We cannot predict the extent to which investor interest in the Company will lead to the development of a trading market on the NASDAQ or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our Class A Shares that you purchase. The initial public offering price of our Class A Shares is, or will be, determined by negotiation between us and the Underwriter and may not be indicative of prices that will prevail following the completion of this offering. The market price of our Class A Shares may decline below the initial public offering price, and you may not be able to resell your Class A Shares at or above the initial public offering price, or at all.

We are not selling shares of our Class B common stock in this offering, and accordingly there will be no public market for shares of our Class B common stock.

We expect that our Class A common stock price will fluctuate significantly, and you may not be able to resell your Class A Shares at or above the initial public offering price.

The trading price of our Class A Shares is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in our industry in particular;

•	actual or anticipated fluctuations in our guidance, quarterly financial reports and operating results;

•	our ability to satisfy our ongoing capital needs and unanticipated cash requirements;

•	adverse market reaction to any indebtedness incurred or securities we may issue in the future;

•	introduction of new products and services by us or our competitors;

•	announcements by our competitors of acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales of large blocks of our stock;

•	additions or departures of key personnel;

•	changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;

•	adverse publicity about our industry or individual scandals;
•	pandemics and epidemics;

•	litigation and governmental investigations; and

•	economic and political conditions or events.

These and other factors may cause the market price and demand for our Class A Shares to fluctuate substantially, which may limit or prevent investors from readily selling their Class A Shares and may otherwise negatively affect the liquidity of our Class A Shares. In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

Certain recent initial public offerings of companies with relatively small public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Class A Shares may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Class A Shares.

In addition to the risks addressed above under “We expect that our Class A common stock price will fluctuate significantly, and you may not be able to resell your Class A Shares at or above the initial public offering price,” our Class A Shares may be subject to rapid and substantial price volatility. Recently, companies with comparably small public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few stockholders have on the price of our stock, which may cause our stock price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Our Class A Shares may experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Shares. In addition, investors of our Class A Shares may experience losses, which may be material, if the price of our Class A Shares declines after this offering or if such investors purchase our Class A Shares prior to any price decline.

The Pre-Funded Warrants will designate the state and federal courts sitting in the City of New York, Borough of Manhattan as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of such Pre-funded Warrants, which could limit the ability of such holders to obtain a favorable judicial forum for disputes with our company.

The Pre-funded Warrants will provide that each party to such warrants agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by such warrants (whether brought against a party thereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) will be commenced exclusively in the state and federal courts sitting in the City of New York. In addition, each party to such warrants will irrevocably submit to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute thereunder or in connection therewith or with any transaction contemplated thereby or discussed therein, and also will irrevocably waive, and will agree not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, or that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Notwithstanding the foregoing, these provisions of such warrants will not limit or restrict the forum in which a holder of such warrants may bring a claim under the Securities Act or the Exchange Act. These provisions may limit the ability of a holder of such warrants to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of such warrants inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Pre-funded Warrants will not be listed or quoted on any exchange.

There is no established public trading market for the Pre-funded Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-funded Warrants on any national securities exchange or other nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of the Pre-funded Warrants will be limited.

Except as otherwise provided in the Pre-funded Warrants, holders of Pre-funded Warrants purchased in this offering will have no rights as stockholders until such holders exercise their Pre-funded Warrants and acquires our Class A Shares.

Except as otherwise provided in the Pre-funded Warrants, until holders of Pre-funded Warrants acquire our Class A Shares upon exercise of the Pre-funded Warrants, holders of Pre-funded Warrants will have no rights with respect to our Class A common stock underlying such Pre-funded Warrants. Upon exercise of the Pre-funded Warrants, the holders will be entitled to exercise the rights of a holder of our Class A common stock only as to matters for which the record date occurs after the exercise date.

Future sales or transfers, or the perception of future sales or transfers, by us or our existing stockholders in the public market following this offering could cause the market price of our Class A Shares to decline.

If our existing stockholders sell substantial amounts of our Class A Shares in the public market following this offering, the market price of our Class A Shares could decrease significantly. The perception in the public market that our existing stockholders might sell Class A Shares could also depress our market price. Upon completion of this offering, we will have 5,000,000 shares of Class A common stock outstanding and 0 shares of Class B common stock outstanding, assuming the exercise of any Pre-funded Warrants and no exercise of the Underwriter’s over-allotment option. Of the outstanding shares, all of the Class A Shares sold in this offering, plus any additional Class A Shares sold upon exercise of the Underwriter’s over-allotment option, will be freely tradable, except that any Class A Shares purchased by “affiliates” (as that term is defined in Rule 144 under the Securities Act) may be sold only in compliance with the limitations described under “Shares Eligible for Future Sale.”

Taking into consideration the effect of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the remaining Class A Shares will be available for sale in the public market as follows:

•	Class A Shares will be eligible for sale on the date of this prospectus; and

•	Class A Shares will be eligible for sale upon the expiration of the lock-up agreements described below.

We, our directors and executive officers, and certain holders of our outstanding common stock will enter into lock-up agreements in connection with this offering. The lock-up agreements expire 180 days after the closing date of this offering, subject to extension upon the occurrence of specified events. The Underwriter may, in its sole discretion and at any time without notice, release all or any portion of the Class A Shares subject to lock up agreements.

In addition, upon the closing of this offering, we will have an aggregate of up to 5,000,000 shares of Class A common stock reserved for future issuances under our 2022 Equity Incentive Plan (which excludes the 2,500,000 options to purchase shares of Class A common stock issued to Kevin Britt under the Incentive Stock Option Milestone Grant filed as Exhibit 10.8 herewith). We intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the Class A common stock subject to outstanding equity awards, as well as stock options and shares reserved for future issuance, under our 2022 Equity Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, subject in the case of shares held by our affiliates to volume limits under Rule 144 and any applicable lock-up period.

After requisite holding periods have lapsed additional shares of Class A common stock will be eligible for sale in the public market. The market price of our Class A Shares may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our Class A Shares might impede our ability to raise capital through the issuance of additional Class A Shares or other equity or equity-linked securities.

Some provisions of Delaware law and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that will be in effect at the closing of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our Class A Shares.

We have elected to be governed by Section 203 of the Delaware General Corporation Law (“DGCL”), an anti-takeover law, which we refer to as “Section 203.” This law prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include: any merger or consolidation involving us and the interested stockholder; any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder; in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through us. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. We have opted to be governed by this provision and, accordingly, we will be subject to any anti-takeover effects of Section 203.

Upon the closing of this offering, our status as a Delaware corporation and the anti-takeover provisions of the DGCL may discourage, delay or prevent a change in control even if a change in control would be beneficial to our stockholders.

In addition, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that will be in effect upon the closing of this offering will contain provisions that may make the acquisition of the company more difficult, including the following:

•

a dual class common stock structure, which provides the holders of Class B common stock, if any, with the ability to control the outcome of matters requiring stockholder approval, even if the holders of Class B common stock own significantly less than a majority of the shares of our outstanding common stock;

•	do not provide for cumulative voting in the election of directors, which would otherwise allow holders of less than a majority of stock to elect some directors;

•

provide that special meetings of stockholders may be called only by the Board of Directors and the chief executive officer, and by our stockholders only if holders of at least ten percent of all votes entitled to be cast on the proposed issue submit a written demand in accordance with the DGCL and the other provisions of our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws;

•	establish advance notice procedures for the nomination of candidates for election as directors or for proposing matters that can be acted upon at stockholder meetings; and

•	authorize undesignated preferred stock, the terms of which may be established and shares of which may be issued by our Board of Directors without stockholder approval.

These provisions could have the effect of discouraging, delaying or preventing a transaction involving a change in control of the company. These provisions could also have the effect of discouraging proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions that you desire.

Limitation on Director’s Liability

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws will provide for indemnification of our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director which (i) were in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of our Company and our stockholders (through stockholders’ derivative suits on behalf of our Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

Choice of Forum

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as amended, provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. Furthermore, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as amended, provide that in the event the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as amended, described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. There is uncertainty as to the enforceability of such exclusive forum provisions with respect to certain matters arising under the federal securities laws, and if a court were to find these provisions of our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, as amended, inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Special Provisions Regarding our Class B Common Stock

The holders of record of the shares of Class B common stock, exclusively and as a separate class, shall, if and when outstanding, be entitled to elect two directors to our board of directors (“Class B Directors”). Any Class B Director may be removed without cause by, and only by, the affirmative vote of the holders of eighty percent (80%) of the shares of Class B common stock exclusively and as a separate class, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of such stockholders.

At any time when shares of Class B common stock are outstanding, we may not, without the affirmative vote of all of the Class B Directors:

•

Amend, alter or otherwise change the rights, preferences or privileges of the Class B common stock, or amend, alter or repeal any provision of our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws in a manner that adversely affects the powers, preferences or rights of the Class B common stock.

•	Liquidate, dissolve or wind-up our business, effect any merger or consolidation or any other deemed liquidation event or consent to any of the foregoing.

•	Create, or authorize the creation of, or issue or issue additional shares of Class B common stock or increase the authorized number of shares of any additional class or series of capital stock.

•	Increase or decrease the authorized number of directors constituting the board of directors.

•	Hire, terminate, change the compensation of, or amend the employment agreements of, our executive officers.

•	Purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of our capital stock.

•

Create, or authorize the creation of, or issue, or authorize the issuance of any debt security, if our aggregate indebtedness for borrowed money following such action would exceed $100,000, or guarantee, any indebtedness except for our own trade accounts arising in the ordinary course of business.

•	Make, or permit any subsidiary to make, any loan or advance outside of the ordinary course of business to any employee or director.

•

Create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by us or permit any direct or indirect subsidiary to sell, lease, or otherwise dispose of all or substantially all of the assets of any subsidiary.

•	Change our principal business, enter new lines of business, or exit the current line of business.

•	Enter into any agreement involving the payment, contribution, or assignment by us or to us of money or assets greater than $100,000.

•

Enter into or be a party to any transaction outside of the ordinary course of business with any our directors, officers, or employees or any “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such person or entity.

•	Acquire, by merger, stock purchase, asset purchase or otherwise, any material assets or securities of any other corporation, partnership or other entity.

Undesignated Preferred Stock

Our Board of Directors is authorized to issue, without stockholder approval, preferred stock with such terms as our Board of Directors may determine. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.

Investors in this offering will experience immediate and substantial dilution.

You will incur immediate and substantial dilution as a result of this offering. The initial public offering price of our Class A Shares will be substantially higher than the pro forma net tangible book value per share of the outstanding Class A common stock immediately after this offering. Based on an initial public offering price of $4.00 per Class A Share and our net tangible book value of ($0.01) per share and $0.89 as adjusted per share after this offering, as of June 30, 2023, if you purchase our Class A common stock in this offering you will pay more for your shares than the amounts paid by our existing stockholders for their shares and you will suffer immediate dilution of approximately $3.11 per share in pro forma net tangible book value. See “Dilution.” As a result of such dilution, investors purchasing Class A Shares and/or Pre-funded Warrants in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

You may be diluted by the future issuance of additional Class A common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering we will have approximately 5,000,000 shares of Class A common stock authorized and unissued under the 2022 Equity Incentive Plan. Our Amended and Restated Certificate of Incorporation will authorize us to issue these shares of Class A common stock and options relating to Class A common stock for the consideration and on the terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved a total of 7,500,000 shares of Class A common stock for issuance under our 2022 Equity Incentive Plan. See “Executive Compensation—2022 Equity Incentive Plan.” Any Class A common stock that we issue, including under our 2022 Equity Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A Shares in this offering.

We will have broad discretion in using the net proceeds of this offering, and we may not effectively expend the proceeds.

We intend to use the net proceeds of this offering for general corporate purposes, including expansion of our current service lines into additional states, entry into, development and enhancement of a storage facility segments, enlarging our cross-border services into Canada, potential acquisitions, repayment of indebtedness and capital expenditures. We will have significant flexibility and broad discretion in applying the net proceeds of this offering and we may not apply the net proceeds of this offering effectively. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering. See “Use of Proceeds.”

We may change our dividend policy at any time.

We have no obligation to pay any dividend, and our dividend policy may change at any time without notice. The declaration and amount of any future dividends is subject to the discretion of our Board of Directors in determining whether dividends are in the best interest of our stockholders and are in compliance with all laws and agreements applicable to the declaration and payment of cash dividends by us. Future dividends may also be affected by factors that our Board of Directors deems relevant, including our potential future capital requirements for investments, legal risks, changes in federal and state income tax laws or corporate laws and contractual restrictions such as financial or operating covenants in our debt arrangements. As a result, we may not pay dividends at any rate or at all.

Our business and stock price may suffer as a result of our lack of public company operating experience.

We have been a privately-held company since we began operations in 2013. Our lack of public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, either as a result of our inability to effectively manage our business in a public company environment or for any other reason, our prospects, financial condition and operating results may be harmed.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our Class A Shares will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause the stock price or trading volume of our Class A Shares to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. These forward-looking statements are included throughout this prospectus, including in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operating” and “Business” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology.

These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, many of which are beyond our control. We believe that these factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or other strategic transactions we may make. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

MARKET AND INDUSTRY DATA

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the section titled “Business.” We have obtained the market data from certain publicly available sources of information, including publicly available independent industry publications and other third-party sources. IBIS World, Berkshire Select’s Anything Research, and Infiniti Research’s Technavio were the primary independent sources of market data. Unless otherwise indicated, statements in this prospectus concerning our industry and the markets in which we operate, including our general expectations and competitive position, business opportunity and market size, growth and share, are based on data from our internal research and management estimates and, where indicated, information from independent industry organizations and other third-party sources (including industry publications, surveys and forecasts). Forecasts are based on industry surveys and the preparer’s expertise in the industry and there is no assurance that any of the forecasted amounts will be achieved. We believe the data that third parties have compiled is reliable, but we have not independently verified the accuracy of this information. Any forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. Forecasts, assumptions, expectations, beliefs, estimates and projections involve risks and uncertainties and are subject to change based on various factors, including those described under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which, to our knowledge, are the property of their respective owners. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering (assuming the exercise of any Pre-funded Warrants and assuming the Underwriter does not exercise the over-allotment option) will be approximately $3,986,712, or approximately $4,676,712 if the Underwriter exercises its over-allotment option in full, at an initial public offering price of $4.00 per Class A Share, after deducting estimated underwriting discounts and commissions and estimated offering expenses of $613,288 payable by us.

We intend to use the net proceeds of this offering (assuming the exercise of any Pre-funded Warrants and assuming the Underwriter does not exercise the over-allotment option) as follows: (i) approximately 27%, or $1.1 million, for general corporate purposes, including working capital, (ii) approximately 22%, or $.9 million, dedicated to the expansion of our current service lines into additional states and enlarging our cross-border services into Canada, (iii) approximately 33%, or $1.3 million, towards the entry into, development and enhancement of, the storage facility segment, which may include potential acquisitions of existing facilities, (iv) approximately 4%, or $0.2 million, towards the repayment of indebtedness, and (v) approximately 14%, or $0.6 million, towards capital expenditures related to increasing of our vehicle fleet and other tooling. Any additional capital needed for capital expenditures related to the increasing of our vehicle fleet and for capital needed for our storage facility segment will be obtained from bank financing. Repayment of indebtedness is for trade payables, with no specific payment terms. For additional information on the Company’s indebtedness, please refer to “Debt” under “Liquidity and Capital Resources” within the “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” section.

Each $1.00 increase (decrease) in the initial public offering of $4.00 per Class A Share, would increase (decrease) our net proceeds by approximately $1.15 million, assuming the number of Class A Shares and/or Pre-funded Warrants offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 500,000 in the number of Class A Shares and/or Pre-funded Warrants from the expected number of Class A Shares and/or Pre-funded Warrants to be sold by us in this offering, assuming no change in the initial offering price of $4.00 per Class A Share, would increase (decrease) our net proceeds from this offering by $1.84 million.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2023:

•	on an actual basis;
• on a pro forma basis to give effect of the repurchase of all the outstanding Class B common stock in August of 2023 for $150, as if it had occurred as of June 30, 2023;

•

on an as adjusted basis to give effect to the issuance and sale of 1,250,000 Class A Shares and/or Pre-funded Warrants by us in the offering at an initial public offering price of $4.00 per Class A Share, the application of the net proceeds of the offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as set forth under “Use of Proceeds.”

This table should be read in conjunction with “Prospectus Summary—Summary Historical Financial and Other Data,” “Use of Proceeds,” “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto included elsewhere in this prospectus.

	Actual	Pro forma(1)(2)	As Adjusted(4)
Cash and cash equivalents	$516,816	$516,816	$4,503,528

Short term notes payable – current portion	$76,503	$76,503	$76,503
Long-term liabilities	606,429	606,429	606,429
Stockholders’ equity:
Common stock, Class A	375	375	500
Common stock, Class B	150	-	-
Additional paid-in capital	469,115	469,115	4,455,702
Retained earnings	8,609	8,609	8,609
Total stockholders’ equity	478,249	478,099	4,464,811
Total capitalization	$478,249	$478,099	$4,464,811

(1)On a pro forma basis to give effect of the repurchase of all the outstanding Class B common stock in August of 2023 for $150, as if it had occurred as of June 30, 2023.

(2)Pro forma earnings per share information for the six months ended June 30, 2023 and for the fiscal year ended December 31, 2022 reflecting the repurchase of 1,500,000 shares of Class B common stock, is as follows:

	For the Six Months Ended June 30, 2023	For the Year Ended Dec. 31, 2022
	(unaudited)	(audited)

Net (loss)	$(58,764)	$(268,719)
Basic and diluted net (loss) per share of common stock	$(0.02)	$(0.07)
Weighted-average number of shares of common stock used in computing basic and diluted per share of common stock amounts	3,750,000	3,750,000

(3)Each $1.00 increase (decrease) in the initial public offering price of $4.00 per Class A Share would increase (decrease) additional paid-in capital, total stockholders’ investment and total capitalization by $1.15 million, assuming the number of Class A Shares and/or Pre-funded Warrants offered by us remains the same as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 500,000 Class A Shares and/or Pre-funded Warrants from the expected number of Class A Shares and/or Pre-funded Warrants to be sold by us in this offering, assuming no change in the initial public offering price of $4.00 per Class A Share, would increase (decrease) additional paid-in capital, total stockholders’ investment and total capitalization by approximately $1.84 million after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us. Any use of proceeds to pay indebtedness is to pay for trade payables for services rendered (i.e. auditors and legal fees), whereby the debt payments are non-related party debt.

(4)Unless otherwise indicated, all information in this prospectus does not assume or give effect to:

·exercise of the Underwriter’s over-allotment option; or

·exercise of the Underwriter Warrants.

DIVIDEND POLICY

The declaration and payment of dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend on many factors, including our financial condition, earnings, legal requirements and any debt agreements we are then party to and other factors that our Board of Directors deems relevant. Our Amended and Restated Certificate of Incorporation provides that holders of our Class A common stock and holders of our Class B common stock will be treated equally and ratably on a per share basis with respect to any such dividends, unless disparate treatment is approved in advance by the vote of the holders of a majority of the outstanding shares of our Class A common stock and Class B common stock, each voting as a separate group.

DILUTION

If you purchase in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per Class A Share (assuming the exercise of any Pre-funded Warrants sold in this offering) and the as adjusted net tangible book value per share of our common stock immediately after this offering and the use of proceeds therefrom.

Our net tangible book value as of June 30, 2023 was approximately ($42,848), or ($0.01) per share of our common stock. Net tangible book value per share represents the amount of our total tangible assets, less the amount of our deferred offering costs and our total liabilities, divided by the aggregate number of shares of common stock outstanding.

After giving pro forma effect to the sale by us of the Class A Shares and/or Pre-funded Warrants in this offering, at an initial public offering price of $4.00 per Class A Share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the receipt and application of the net proceeds, as set forth under “Use of Proceeds,” our as adjusted net tangible book value as of June 30, 2023, would have been $4,464,811 or $0.89 per share. This amount represents an immediate increase in net tangible book value to existing stockholders of $0.90 per share and an immediate dilution to new investors purchasing shares in this offering of $3.11 per share. Dilution per share represents the difference between the price per share to be paid by new investors for the Class A Shares sold in this offering and the net tangible book value per share immediately after this offering. The following table illustrates this per share dilution assuming the Underwriter does not exercise their option to purchase additional shares:

Initial public offering price per Class A Share		$4.00
Net tangible book value per share as of June 30, 2023	$(0.01)
Increase in net tangible book value per share attributable to the offering	$0.90

As adjusted net tangible book value per share after the offering		$0.89

Dilution per share to new investors		$(3.11)

Each $1.00 increase (decrease) in the initial public offering price of $4.00 per Class A Share would increase (decrease) the net proceeds to us by approximately $1.15 million, assuming that the number of Class A Shares and/or Pre-funded Warrants offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions.

The as adjusted information discussed above is illustrative only and will change based on the actual initial public offering rice, number of Shares and other terms of this offering determined at pricing.

If the Underwriter exercises its option to purchase additional Class A Shares and/or Pre-funded Warrants in full at the initial public offering price of $4.00 per Class A Share, and assuming the number of Class A Shares and/or Pre-funded Warrants offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, the as adjusted net tangible book value would be approximately $0.89 per share, and the dilution in as adjusted net tangible book value per share to investors in this offering would be approximately $3.11 per share.

The following table sets forth, on an as adjusted basis as of June 30, 2023, the differences between the number of shares of Class A common stock purchased from us, the total consideration paid to us, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors. As the table shows, new investors purchasing Class A Shares and/or Pre-funded Warrants in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below uses the initial public offering price of $4.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

					Average
	Shares Purchased		Total Consideration		Price Per
	Number	Percent	Amount	Percent	Share
Existing stockholders	3,750,000	75%	$478,099	8.7%	$0.13
New investors(1)	1,250,000	25%	5,000,000	91.3%	$4.00
Total	5,000,000	100%	$5,478,099	100%

(1)

Does not reflect any Class A Shares and/or Pre-funded Warrants that may be purchased by new investors from us pursuant to the Underwriter’s over-allotment option but does assume the exercise of Pre-funded Warrants.

A $1.00 increase or decrease in the initial public offering price of $4.00 per Class A Share, would increase (decrease) total consideration paid to us by new investors and total consideration paid to us by all stockholders by approximately $1.15 million. An increase (decrease) of 500,000 in the number of Class A Shares and/or Pre-funded Warrants offered by us would increase (decrease) total consideration paid by new investors and price per share paid by all stockholders by $1.84 million.

To the extent that we grant options to our employees in the future and those options are exercised, the Underwriter Warrants are exercised, or other issuances of Class A common stock are made, there will be further dilution to new investors.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

The following tables present our selected historical financial and other data as of and for the periods indicated. We have derived the selected balance sheet data for the years ended December 31, 2022 and 2021 and the statement of operations data for the years ended December 31, 2022 and 2021, from the audited financial statements included elsewhere in this prospectus.

You should read the following selected financial and other data together with the sections of this prospectus titled “Prospectus Summary—Summary Historical Financial and Other Data,” “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto included elsewhere in this prospectus.

Balance Sheet

	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
	(unaudited)	(audited)	(audited)
Assets:
Current assets
Cash and cash equivalents	$516,816	$430,180	$866,922
Accounts receivable, net	278,984	82,400	271,585
Prepaid expenses and other current assets	20,163	24,808	45,149
Total current assets	815,963	537,388	1,183,656

Deferred offering costs	521,097	484,574	209,895
Property and equipment, net	426,603	458,970	405,538
Right of use asset	728,338	860,990	-
Total assets	$2,492,001	$2,341,922	$1,799,089

Liabilities and Stockholders' Equity:
Current liabilities
Accounts payable	$311,375	$279,802	$91,699
Accrued liabilities	752,629	586,322	207,073
Right of use liabilities	266,816	264,223	-
Notes payable	76,503	66,395	970,000
Total current liabilities	1,407,323	1,196,742	1,268,772

Long term liabilities
Notes payable, net of current portion	136,984	184,670	90,000
Right of use liabilities, net of current portion	461,522	596,767	-
Deferred tax liabilities	7,923	7,923	103,700
Total liabilities	2,013,752	1,986,102	1,462,472

Commitments and contingencies

Stockholders' Equity:
Class A common stock, $0.0001 par value, 48,000,000 shares authorized; 3,750,000 issued and outstanding at June 30, 2023 and December 31, 2022 and 2021	375	375	375
Class B common stock, $0.0001 par value, 2,000,000 shares, 1,500,000 issued and outstanding at June 30, 2023 and December 31, 2022 and 2021	150	150	150
Additional paid-in capital	469,115	287,922	-
Retained earnings	8,609	67,373	336,092
Total stockholders' equity	478,249	355,820	336,617
Total liabilities and stockholders' equity	$2,492,001	$2,341,922	$1,799,089

Income Statement

	For the Three Months Ended June 30, 2023	For the Three Months Ended June 30, 2022	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)

Revenue, net	$1,324,326	$1,452,990	$2,313,959	$2,267,082	$4,779,512	$4,979,856
Cost of revenues	649,080	663,950	1,143,339	1,112,467	2,465,778	2,325,892
Gross profit	675,246	789,040	1,170,620	1,154,615	2,313,734	2,653,964

Operating expenses:
Sales and marketing	94,179	195,336	165,883	315,342	535,197	539,265
General and administrative expenses	543,714	352,051	1,050,593	702,357	2,020,317	880,864
Total operating expenses	637,893	547,387	1,216,476	1,017,699	2,555,514	1,420,129

Income (loss) from operations	37,353	241,653	(45,856)	136,916	(241,780)	1,233,835

Other income (expense):
Interest expense	(2,050)	(14,798)	(4,256)	(29,462)	(52,211)	(16,931)
Forgiveness of debt	-	-	-	-	-	43,610
Other income (expense), net	1,660	(4,409)	1,914	(4,409)	7,063	22,763
Total other income (expense), net	(390)	(19,207)	(2,342)	(33,871)	(45,148)	49,442

Income (loss) before provision (benefit) for income taxes	36,963	222,446	(48,198)	103,045	(286,928)	1,283,277

Provision (benefit) for income taxes	(8,103)	107,842	10,566	75,604	(18,209)	228,268

Net income (loss)	$45,066	$114,604	$(58,764)	$27,441	$(268,719)	$1,055,009

Basic and diluted net income (loss) per share of common stock	$0.01	$0.02	$(0.01)	$0.01	$(0.05)	$0.20
Weighted-average number of shares of common stock used in computing basic and diluted per share of common stock amounts	5,250,000	5,250,000	5,250,000	5,250,000	5,250,000	5,250,000

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with “Prospectus Summary—Summary Historical Financial and Other Data,” “Selected Historical Financial and Other Data” and financial statements and related notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from the results discussed in any forward-looking statements. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

Elate Moving, LLC was formed on March 22, 2013 with the intent of building a high-touch, best-in-class moving and storage company that would provide domestic concierge services and international relocation solutions for residential, commercial and government clients in the U.S. and Canada. We believe we have developed a differentiated business model that is difficult to replicate and a breadth of complementary service offerings. Our highly nimble and balanced business model combines asset-based moving services with asset-light logistics and concierge service offerings, enabling us to serve the range of our customers’ moving, relocation and storage needs.

As we continue to expand our current services and look to increase our footprint in the storage segment, our results of operations are impacted by market demands, workforce capacity and wage costs, and traditional seasonality ebbs and flows.

The Jumpstart Our Business Startups Act, or the JOBS Act, was signed into law on April 5, 2012. As permitted under Section 102(b)(1) of this Act, the Company has elected to use the extended transition period for complying with new or revised accounting standards. This election allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, the Company’s financial statements may not be comparable to those of companies that comply with public company effective dates.

Factors Affecting Our Company and Results of Operations

Market Demand

Our results of operations are affected by industry-wide economic factors, general economic conditions, seasonal moving patterns and our capacity. The industry in which we operate is impacted by demand for moving and storage of personal, antique and commercial belongings, for residential moves to corporate and governmental relocations. Our results of operations depend on our ability to efficiently manage our resources to provide superior solutions to our customers. These factors impact our decisions in areas such as allocating capital to driver wages, additional storage capabilities, and vehicle acquisitions and upkeep.

Workforce Capacity and Wage Cost

We recognize that our workforce is one of our most valuable assets. At times, there are workforce shortages in the industry as customer moving demands increase. Changes in the demographic composition of the workforce, alternative employment opportunities that become available in the economy, increasing the wages our workforce requires, and individual drivers’ personal needs can affect availability of experienced individuals.

Seasonality

In our industry, results of operations generally show a seasonal pattern. As our customers tend to be more active in the spring and summer months – our second and third quarters – due to a variety of factors, including schools being out of session. As schools restart near the end of our third fiscal quarter, and the holiday season approaches, our customers tend to delay relocating and our fourth quarter tends to be a slightly lower quarter.

Results of Operations

The following table sets forth, for the periods indicated, our results of operations for the three and six months ended June 30, 2023 and 2022 and for the years ended December 31, 2022 and 2021:

	For the Three Months Ended June 30, 2023	For the Three Months Ended June 30, 2022	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)

Revenue, net	$1,324,326	$1,452,990	$2,313,959	$2,267,082	$4,779,512	$4,979,856
Cost of revenues	649,080	663,950	1,143,339	1,112,467	2,465,778	2,325,892
Gross profit	675,246	789,040	1,170,620	1,154,615	2,313,734	2,653,964

Operating expenses:
Sales and marketing	94,179	195,336	165,883	315,342	535,197	539,265
General and administrative expenses	543,714	352,051	1,050,593	702,357	2,020,317	880,864
Total operating expenses	637,893	547,387	1,216,476	1,017,699	2,555,514	1,420,129

Income (loss) from operations	37,353	241,653	(45,856)	136,916	(241,780)	1,233,835

Other income (expense):
Interest expense	(2,050)	(14,798)	(4,256)	(29,462)	(52,211)	(16,931)
Forgiveness of debt	-	-	-	-	-	43,610
Other income (expense), net	1,660	(4,409)	1,914	(4,409)	7,063	22,763
Total other income (expense), net	(390)	(19,207)	(2,342)	(33,871)	(45,148)	49,442

Income (loss) before provision (benefit) for income taxes	36,963	222,446	(48,198)	103,045	(286,928)	1,283,277

Provision (benefit) for income taxes	(8,103)	107,842	10,566	75,604	(18,209)	228,268

Net income (loss)	$45,066	$114,604	$(58,764)	$27,441	$(268,719)	$1,055,009

Basic and diluted net income (loss) per share of common stock	$0.01	$0.02	$(0.01)	$0.01	$(0.05)	$0.20
Weighted-average number of shares of common stock used in computing basic and diluted per share of common stock amounts	5,250,000	5,250,000	5,250,000	5,250,000	5,250,000	5,250,000

The following table sets forth, for the periods indicated, items in our Statement of Operations as a percentage of operating revenue:

	For the Three Months Ended June 30, 2023	For the Three Months Ended June 30, 2022	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)

Revenue, net	100%	100%	100%	100%	100%	100%
Cost of revenues	49%	46%	49%	49%	52%	47%
Gross profit	51%	54%	51%	51%	48%	53%

Operating expenses:
Sales and marketing	7%	13%	7%	14%	11%	11%
General and administrative expenses	41%	24%	46%	31%	42%	17%
Total operating expenses	48%	37%	53%	45%	53%	28%

Income (loss) from operations	3%	17%	-2%	6%	-5%	25%

Other income (expense):
Interest expense	0%	-1%	0%	-1%	-1%	0%
Forgiveness of debt	0%	0%	0%	0%	0%	1%
Other income (expense), net	0%	0%	0%	0%	0%	0%
Total other income (expense), net	0%	-1%	0%	-1%	-1%	1%

Income (loss) before provision for income taxes	3%	16%	-2%	5%	-6%	26%

Provision for (benefit from) income taxes	-1%	8%	1%	3%	0%	5%

Net income (loss)	4%	8%	-3%	2%	-6%	21%

Twelve Months Ended December 31, 2022 Compared to Twelve Months Ended December 31, 2021

Net Income (loss)

Net loss for the twelve months ended December 31, 2022 was $0.27 million, a decrease of approximately $1.3 million, compared to the same twelve-month period in 2021, primarily due to an increase in operating costs which included, higher fuel, referral fees, depreciation expense, salaries, stock-based compensation expense and other variable costs as well as an increase in professional and regulatory filing fees in preparation of public company filings. See below for additional variables.

Revenue

Operating revenue for the twelve months ended December 31, 2022 was $4.8 million, a decrease of $0.2 million, or approximately 4%, compared to $4.98 million for the same twelve-month period in 2021. The revenue decrease was minimal during the period.

Cost of Revenues

Our cost of revenues for the twelve months ended December 31, 2022 were $2.47 million compared to $2.3 million for the same twelve-month period in 2021, an increase of approximately $140,000 or 6%. Key cost of revenue items are described below.

•

Courier services and packing supplies for the twelve months ended December 31, 2022 increased by approximately $2,700, or 0.7%, compared to the same twelve-month period in 2021. The increase was negligible. Courier services and packing supplies represented 15% of our cost of revenues for the twelve months ended December 31, 2022 and 15.5% of our cost of revenues for the twelve months ended December 31, 2021, which had a negligible impact on our gross margins.

•

Rent expense, including allocated facility rent, storage rent, and equipment rental, for the twelve months ended December 31, 2022 decreased approximately $115,700, or 22.7%, compared to the same twelve-month period in 2021. The decrease was primarily due to reduced storage facilities costs. Rent expense represented 16% of our cost of revenues for the twelve months ended December 31, 2022 compared to 22.1% of our cost of revenues for the twelve months ended December 31, 2021, which had a favorable impact on our gross margins.

•

Vehicle related expenses, including fuel, insurance, repairs, registration fees, truck & auto lease, depreciation and tolls for the twelve months ended December 31, 2022 increased approximately $59,700, or 9.4%, compared to the same twelve-month period in 2021. The increase was due to increased fuel costs and auto leases. Vehicle related expenses represented 29% of our cost of revenues for the twelve months ended December 31, 2022 compared to 29% in the twelve months ended December 31, 2021, which had a negative impact on our gross margins.

•

Movers, drivers and packer salaries and related payroll expenses, including salaries, payroll taxes and workers compensation insurance for the twelve months ended December 31, 2022 increased approximately $85,100, or 13%, compared to the same twelve-month period in 2021. The increase was due to increased labor costs associated with the types of moving projects requiring additional labor. Payroll related expenses represented 30% of our cost of revenues for the twelve months ended December 31, 2022 compared to 27.7% in the twelve months ended December 31, 2021, which had a negative impact on our gross margins.

•

Other cost of revenues expenses, including shipping, freight, carpentry services, travel expenses for drivers, fleet tracking and small tools account for the remaining cost of revenues for the twelve months ended December 31, 2022 increased approximately $108,200, or 81%, compared to the same twelve-month period in 2021. The increase in the twelve months ended December 31, 2022 was primarily due to increased travel expenses for drivers due to more long-distance moves. Other cost of revenue expense represented 10% of our cost of revenues for the twelve months ended December 31, 2022 compared to 5.7% of our cost of revenues for the twelve months ended December 31, 2021, which had a negative impact on our gross margins.

Operating Expenses

Our operating expenses for the twelve months ended December 31, 2022 were $2.55 million compared to $1.42 million for the same twelve-month period in 2021, an increase of $1.13 million or 80%. Key expense items are described below.

•

Salaries, wages, payroll taxes and benefits, including stock-based compensation expense for the twelve months ended December 31, 2022 increased by approximately $868,400, or 259%, compared to the same twelve-month period in 2021. The increase in salaries, wages, payroll taxes and benefits, including stock-based compensation expense, was due to additional employees, management salaries and stock option expense for our CEO. Also, we had stock-based compensation expense in 2022, with none in 2021. Salaries, wages, payroll taxes and benefits, including stock-based compensation expense represented 47% of our operating expenses for the twelve months ended December 31, 2022 and 23.6% of our operating expenses for the twelve months ended December 31, 2021.

•

Postage and printing expenses for the twelve months ended December 31, 2022 decreased by approximately $123,400, or 52% compared to the same twelve-month period in 2021. The decrease in postage and printing expenses was primarily due to a reduction in our direct mailing program due to the increase in referrals from existing customers as well as additional awareness through our growing reputation. Postage and printing expenses represented 4.4% of our operating expenses for the twelve months ended December 31, 2022 and 16.6% of our operating expenses for the twelve months ended December 31, 2021.

•

Rent expense, property taxes, non-vehicle insurance and office expenses, for the twelve months ended December 31, 2022 increased by approximately $129,900, or 49%, compared to the same twelve-month period in 2021. The increase was primarily due an increase in office and rent expenses during the like period. Rent expense, property taxes and office expenses represented 15.4% of our operating expenses for the twelve months ended December 31, 2022 compared to 18.5% of our operating expenses for the twelve months ended December 31, 2021.

•

Advertising, promotion and referral fees for the twelve months ended December 31, 2022 decreased by approximately $56,700, or 12%, compared to the same twelve-month period in 2021. The decrease in advertising, promotion and referral fees was primarily related to decreased expenses with an outside media company. Advertising, promotion and referral fees represented 16.6% of our operating expenses for the twelve months ended December 31, 2022 compared to 33.8% of our operating expenses for the twelve months ended December 31, 2021.

•

Professional fees, including accounting, legal, consultants, investor relations, transfer agent and regulatory filing fees for the twelve months ended December 31, 2022 increased by approximately $317,200, or 299%, compared to the same twelve-month period in 2021. The increase in professional fees were to prepare for the upcoming initial public offering. Professional fees, including accounting, legal, consultants, investor relations, transfer agent and regulatory filing fees represented 16.6% of our operating expenses for the twelve months ended December 31, 2022 compared to 7.5% of our operating expenses for the twelve months ended December 31, 2021.

Income from Operations

Income (loss) from operations for the twelve months ended December 31, 2022 was $(0.24) million, a decrease of $1.48 million, or 120%, compared to the twelve months ended December 31, 2021. The decrease in the 2022 income from operations was primarily due to an increase in 2022 operating expenses (salaries, wages, payroll taxes, stock-based compensation, benefits and professional fees, as the company prepares for its initial public offering).

Interest and Taxes

•

Interest expense—net for the twelve months ended December 31, 2022 increased by approximately $35,000 compared to the same twelve-month period in 2021. The increase in interest expense is primarily due to interest associated with the various company credit cards and the Britt Family short-term notes which have been repaid.

•

Our effective tax rate for the twelve months ended December 31, 2022 was 6.35% compared to 17.8% for the same twelve-month period in 2021. The decrease in the effective tax rate was primarily due to the change in the legal entity from an LLC to a C-corporation and the operating loss in 2022.

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Net Income (loss)

Net (loss) for the six months ended June 30, 2023 was ($58,764), a decrease of $86,205 compared to the same period in 2022. An increase in professional fees in preparation of public company filings and stock-based compensation expense. See below for additional variables.

Revenue

Operating revenue for the six months ended June 30, 2023 was $2,313,959, an increase of $46,877, or 2.1%, compared to $2,267,082 for the same period in 2022. The revenue increase was primarily due to an increase in demand from government and commercial moving projects.

Cost of Revenues

Our cost of revenues for the six months ended June 30, 2023 were $1,143,339 compared to $1,112,467 for the same period in 2022, an increase of $30,872 or 2.8%. Key expense items are described below.

•

Courier services and packing supplies for the six months ended June 30, 2023 decreased by approximately $39,051, or 22%, compared to the same six-month period in 2022. The decrease was due to less packing projects requiring less box purchases. Courier services and packing supplies represented 12% of our cost of revenues for six months ended June 30, 2023 and 16% of our cost of revenues for the six months ended June 30, 2022, which had a favorable impact on our gross margins.

•

Rent expense, including allocated facility rent, storage rent, and equipment rental, for the six months ended June 30, 2023 increased by approximately $19,000, or 10%, compared to the same six-month period in 2022. The increase was primarily due to increased equipment rental costs. Rent expense represented 18% of our cost of revenues for six months ended June 30, 2023 compared to 17% of our cost of revenues for the six months ended June 30, 2022, which had a slightly negative impact on our gross margins.

•

Vehicle related expenses, including fuel, insurance, repairs, registration fees, truck & auto lease, depreciation and tolls for the six months ended June 30, 2023 decreased approximately $6,000, or 2%, compared to the same six-month period in 2022. The increase was due to toll truck costs. Vehicle related expenses represented 29% of our cost of revenues for the six months ended June 30, 2023 compared to 30% in the six months ended June 30, 2022, which had a negligible impact on our gross margins.

•

Movers, drivers and packer salaries and related payroll expenses, including salaries, payroll taxes and workers compensation insurance for the six months ended June 30, 2023 increased approximately $47,000, or 15%, compared to the same six-month period in 2022. The increase was due to increased labor costs associated with the types of government moving projects requiring additional labor. Payroll related expenses represented 31% of our cost of revenues for the six months ended June 30, 2023 compared to 28% in the six months ended June 30, 2022, which had a negative impact on our gross margins.

•

Other cost of revenues, including shipping, freight, carpentry services, travel expenses for drivers, fleet tracking and small tools account for the remaining cost of revenues for the six months ended June 30, 2023 increased approximately $13,000, or 13%, compared to the same six-month period in 2022. The increase in the six months ended June 30, 2023 was primarily due to increased travel expenses for drivers due to more long-distance moves. Other cost of revenue expense represented 10% of our cost of revenues for the six months ended June 30, 2023 compared to 9% of our cost of revenues for the six months ended June 30, 2022, which had a slight negative impact on our gross margins.

Operating Expenses

Our operating expenses for the six months ended June 30, 2023 were $1,216,476 compared to $1,017,699 for the same period in 2022, an increase of $198,777 or 19.5%. Key expense items are described below.

•

Salaries, wages, payroll taxes and benefits, including stock-based compensation expense for the six months ended June 30, 2023 increased by approximately $288,000, or 84%, compared to the same six-month period in 2022. The increase in salaries, wages, payroll taxes and benefits, including stock-based compensation expense, was due to additional employees, management salaries and stock option expense for our CEO which began in mid-March 2022.  Salaries, wages, payroll taxes and benefits, including stock-based compensation expense represented 51% of our operating expenses for the six months ended June 30, 2023 and 30% of our operating expenses for the six months ended June 30, 2022.

•

Postage and printing expenses for the six months ended June 30, 2023 decreased by approximately $79,000, or 70% compared to the same six-month period in 2022. The decrease in postage and printing expenses was primarily due to a reduction in our direct mailing program as well as additional awareness through our growing reputation. Postage and printing expenses represented 3% of our operating expenses for the six months ended June 30, 2023 and 10% of our operating expenses for the six months ended June 30, 2022.

•

Rent expense, property taxes, non-vehicle insurance and office expenses, for the six months ended June 30, 2023 increased by approximately $31,000, or 21%, compared to the same six-month period in 2022. The increase was primarily due a decrease in rent and utility expenses during the like period. Rent expense, property taxes and office expenses represented 14% of our operating expenses for the six months ended June 30, 2023 compared to 13% of our operating expenses for the six months ended June 30, 2022.

•

Advertising, promotion and referral fees for the six months ended June 30, 2023 decreased by approximately $66,000, or 25%, compared to the same six-month period in 2022. The decrease in advertising, promotion and referral fees was primarily related to decreased expenses with an outside media company. Advertising, promotion and referral fees represented 16% of our operating expenses for the six months ended June 30, 2023 compared to 23% of our operating expenses for the six months ended June 30, 2022.

•

Professional fees, including accounting, legal, consultants, investor relations, transfer agent and regulatory filing fees for the three months ended June 30, 2023 decreased by approximately $68,000, or 25%, compared to the same three-month period in 2022. The decrease in professional fees were reduced expenses to prepare for the upcoming initial public offering. Professional fees, including accounting, legal, consultants, investor relations, transfer agent and regulatory filing fees represented 16% of our operating expenses for the six months ended June 30, 2023 compared to 24% of our operating expenses for six months ended June 30, 2022.

Loss from Operations

Loss from operations for the six months ended June 30, 2023 was ($45,856), a decrease of $182,772 compared to the same period in 2022.

Interest and Taxes

•

Interest expense—net for the six months ended June 30, 2023 decreased by $25,206, or 86%, compared to the same period in 2022. The decrease in interest expense is primarily due to interest associated with the Britt family short term loan, as the Britt family loans were repaid in November 2022.

•

During the six-months ended June 30, 2023 and 2022, the Company recorded the provision for income taxes based upon the estimated effective tax rate to be expected for the entire year. The difference between the federal statutory rate and the effective income tax rate was primarily due to the disallowance of stock-based compensation.

During the six months ended June 30, 2023, we had an income tax provision of $10,566 based on an effective tax rate of -21.9% on a $48,198 loss before a benefit for income taxes. During the six months ended June 30, 2022, we were projecting a 73% annual effective income tax rate primarily due to the projected nondeductible stock-based compensation substantially exceeding our projected pre-tax income.  However, ultimately, for the year ended December 31, 2022, nondeductible stock-based compensation was not substantially higher than our pre-tax loss.

Three Months Ended June 30, 2023 Compared to Three Months Ended June 30, 2022

Net Income

Net income for the three months ended June 30, 2023 was $45,066, a decrease of $69,538, or 61%, compared to the same period in 2022. An increase in professional fees in preparation of public company filings and stock-based compensation expense. See below for additional variables.

Revenue

Operating revenue for the three months ended June 30, 2023 was $1,324,326, a decrease of $128,664, or 9%, compared to $1,452,990 for the same period in 2022. The revenue decrease was primarily due to government and commercial moving projects shifted into the first quarter 2023, rather than the second quarter period ending June 30, 2023.

Cost of Revenues

Our cost of revenues for the three months ended June 30, 2023 were $649,080 compared to $663,950 for the same period in 2022, a decrease of $14,870 or 2%. Key expense items are described below.

•

Courier services and packing supplies for the three months ended June 30, 2023 decreased by approximately $19,000, or 18%, compared to the same three-month period in 2022. The decrease was due to less packing projects requiring less box purchases and reduced courier services. Courier services and packing supplies represented 14% of our cost of revenues for three months ended June 30, 2023 and 16% of our cost of revenues for the three months ended June 30, 2022, which had a favorable impact on our gross margins.

•

Rent expense, including allocated facility rent, storage rent, and equipment rental, for the three months ended June 30, 2023 increased by approximately $16,000, or 15%, compared to the same three-month period in 2022. The increase was primarily due to increased equipment rental costs. Rent expense represented 20% of our cost of revenues for three months ended June 30, 2023 compared to 18% of our cost of revenues for the three months ended June 30, 2022, which had a slight negative impact on our gross margins.

•

Vehicle related expenses, including fuel, insurance, repairs, registration fees, truck & auto lease, depreciation and tolls for the three months ended June 30, 2023 decreased approximately $22,000, or 11%, compared to the same three-month period in 2022. The decrease was due to decreased fuel costs over the same period in 2022. Vehicle related expenses represented 28% of our cost of revenues for the three months ended June 30, 2023 compared to 29% in the three months ended June 30, 2022, which had a favorable impact on our gross margins.

•

Movers, drivers and packer salaries and related payroll expenses, including salaries, payroll taxes and workers compensation insurance for the three months ended June 30, 2023 increased approximately $3,000, or 2%, compared to the same three-month period in 2022. The increase was due to increased labor costs associated with the types of government moving projects requiring additional labor. Payroll related expenses represented 28% of our cost of revenues for the three months ended June 30, 2023 compared to 26% in the three months ended June 30, 2022, which had a negligible impact on our gross margins.

•

Other cost of revenues expenses, including shipping, freight, carpentry services, travel expenses for drivers, fleet tracking and small tools account for the remaining cost of revenues for the three months ended June 30, 2023 decreased approximately $9,000, or 13%, compared to the same three-month period in 2022. The decrease in the three months ended June 30, 2023 was primarily due to decreased carpentry labor and small tools costs. Other cost of revenue expense represented 10% of our cost of revenues for the three months ended June 30, 2023 compared to 11% of our cost of revenues for the three months ended June 30, 2022, which had a favorable impact on our gross margins.

Operating Expenses

Our operating expenses for the three months ended June 30, 2023 were $637,893 compared to $547,387 for the same period in 2022, an increase of $90,506 or 16%. Key expense items are described below.

•

Salaries, wages, payroll taxes and benefits, including stock-based compensation expense for the three months ended June 30, 2023 increased by approximately $75,000, or 30%, compared to the same three-month period in 2022. The increase in salaries, wages, payroll taxes and benefits, including stock-based compensation expense, was due to additional employees, management salaries and stock option expense for our CEO which began in mid-March 2022.  Salaries, wages, payroll taxes and benefits, including stock-based compensation expense represented 50% of our operating expenses for the three months ended June 30, 2023 and 40% of our operating expenses for the three months ended June 30, 2022.

•

Postage and printing expenses for the three months ended June 30, 2023 increased by approximately $2,000, or 7% compared to the same three-month period in 2022. The increase in postage and printing expenses was primarily due to an increase in postage costs. Postage and printing expenses represented 4% of our operating expenses for the three months ended June 30, 2023 and 4% of our operating expenses for the three months ended June 30, 2022.

•

Rent expense, property taxes, non-vehicle insurance and office expenses, for the three months ended June 30, 2023 increased by approximately $19,000, or 27%, compared to the same three-month period in 2022. The increase was primarily due an increase in rent and office expenses during the like period. Rent expense, property taxes and office expenses represented 14% of our operating expenses for the three months ended June 30, 2023 compared to 11% of our operating expenses for the three months ended June 30, 2022.

•

Advertising, promotion and referral fees for the three months ended June 30, 2023 decreased by approximately $71,000, or 41%, compared to the same three-month period in 2022. The decrease in advertising, promotion and referral fees was primarily related to decreased expenses with an outside media company and reduced referral fees. Advertising, promotion and referral fees represented 15% of our operating expenses for the three months ended June 30, 2023 compared to 27% of our operating expenses for the three months ended June 30, 2022.

•

Professional fees, including accounting, legal, consultants, investor relations, transfer agent and regulatory filing fees for the three months ended June 30, 2023 decreased by approximately $4,000, or 4%, compared to the same three-month period in 2022. The decrease in professional fees were reduced expenses to with our transfer agent. Professional fees, including accounting, legal, consultants, investor relations, transfer agent and regulatory filing fees represented 17% of our operating expenses for the three months ended June 30, 2023 compared to 18% of our operating expenses for three months ended June 30, 2022.

Income from Operations

Income from operations for the three months ended June 30, 2023 was $37,353, a decrease of $204,300, or 85%, compared to the same period in 2022.

Interest and Taxes

•

Interest expense—net for the three months ended June 30, 2023 decreased by $12,748 compared to the same period in 2022. The decrease in interest expense is primarily due to interest associated with the Britt family short term loan, as the Britt family loans were repaid in November 2022.

•

During the three months ended June 30, 2023, we had an income tax benefit of $8,103 based on an effective tax rate of -21.9% on a $36,963 income before a provision for income taxes. Our effective tax rate for the three month’s ended June 30, 2022 was 48%.

Liquidity and Capital Resources

Our primary uses of cash are working capital requirements, capital expenditures and debt service requirements. Additionally, from time to time, we may use cash for acquisitions and other investing and financing activities. Working capital is required principally to ensure we are able to run the business and have sufficient funds to satisfy maturing short-term debt and upcoming operational expenses. Our capital expenditures consist primarily of transportation equipment and IT-related assets.

Historically, our primary source of liquidity has been cash flow from operations. We anticipate that cash generated from operations will be sufficient to meet our future working capital requirements, capital expenditures and debt service obligations as they become due for the foreseeable future. To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds. In the event that we need access to additional cash, we may not be able to access the credit markets on commercially acceptable terms or at all. Our ability to fund future operating expenses and capital expenditures and our ability to meet future debt service obligations or refinance our indebtedness will depend on our future operating performance, which will be affected by general economic, financial and other factors beyond our control, including those described under “Risk Factors.”

The following table presents, as of the dates indicated, our cash and cash equivalents and debt:

	As of June 30, 2023	As of December 31, 2022
	(unaudited)	(audited)
Cash and cash equivalents	$516,816	$430,180
Notes payable	$213,488	$251,065

We believe our liquid assets, cash generated from operations, and various financing arrangements will provide sufficient funds for our capital requirements for the foreseeable future.

Debt

As of June 30, 2023, we had the following notes outstanding:

	Principal Outstanding	Issuance Date	Maturity Date	Interest Rate
SBA EIDL Loan	$90,000	6/18/2020	6/18/2050	3.75%
BOA Truck Loan	123,488	1/10/2022	2/5/2025	3.55%
	$213,488

The BOA Truck Loan was provided by Bank of America (“BOA”) Leasing & Capital LLC and the accompanying note was issued by Elate Moving, LLC. The EIDL Loan is secured by Elate Group, Inc. The note underlying the EIDL Loan may be repaid at any point prior to maturity date without penalty. The note underlying the BOA Truck Loan will incur a 1% prepayment penalty if paid after the first anniversary of the note but prior to the second anniversary. There is no prepayment penalty following the second anniversary of the note issuance.

We intend to use the net proceeds of this offering for general corporate purposes, including potential acquisitions, expansion into additional states, development and enhancement of storage capacity and services, enlarging our cross-border services into Canada, repayment of non-related party indebtedness and capital expenditures. See “Use of Proceeds.”

We may from time to time seek to retire or purchase our outstanding debt through cash purchases, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

This summary of our financing arrangements does not purport to be complete and is subject to and qualified in its entirety by reference to, the underlying agreements, which are filed as exhibits to the registration statement of which this prospectus is a part.

Capital Expenditures

The Company’s capital expenditures consist entirely of purchases of vehicles used in operations. See “Cash Flows” below.

Cash Flows

The following table summarizes, for the periods indicated, the changes to our cash flows provided by (used in) operating, investing and financing activities. It has been derived from our financial statements included elsewhere in this prospectus:

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Net cash provided by operating activities	$ 220,001	$ 481,625	$ 875,127	$ 1,207,708
Net cash used in investing activities	(59,264)	(1,050)	-	(10,741)
Net cash used in financing activities	$ (74,101)	$ (205,995)	$ (1,311,869)	$ (706,848)

For the Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

At December 31, 2022, we had approximately $430,180 of cash and cash equivalents, a decrease of $436,742 compared to December 31, 2021. The following discussion summarizes changes to our cash flows from operating, investing and financing activities for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Operating Activities: For the year ended December 31, 2022, cash provided by operating activities was $875,127 compared to $1,207,708 for the year ended December 31, 2021. The decrease of $332,581, or 27.5%, was primarily due to the decrease in net income as a result of the increase in operating expenses.

Investing Activities: For the year ended December 31, 2022, cash used in investing activities was $0 compared to $10,741 the year ended December 31, 2021. The decrease of $10,741, or 100%, was primarily due to decreased equipment purchases for use in our operations. Additional capital investments are expected to be incurred as the Company expands its operations.

Financing Activities: For the year ended December 31, 2022, cash used in financing activities was $1,311,869 compared to $706,848 for the year ended December 31, 2021. The increase of $605,021, or 86%, was primarily due to a decrease in member distributions and also payment of the notes payable to the Britt family. The Company’s members had previously accumulated a significant amount of capital within the entity which amounts were distributed in 2021 and due to the change in the legal entity from an LLC to a C-corporation in late 2021.

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

At June 30, 2023, we had approximately $516,816 of cash and cash equivalents, an increase of $86,636 compared to December 31, 2022. The following discussion summarizes changes to our cash flows from operating, investing and financing activities for the six months ended June 30, 2023 compared to the six months ended June 30, 2022.

Operating Activities: For the six months ended June 30, 2023, cash provided by operating activities was $220,001 compared to $481,625 for the same period in 2022. The decrease of $261,624, or 54%, was primarily due to an increase in our accounts receivable, due to larger government moving projects.

Investing Activities: For the six months ended June 30, 2023, we had $59,264 cash used in investing activities compared to $1,050 used in investing activities for the same period in 2022. The increase of $58,214 was due to a truck purchase during the six months ended June 30, 2023.

Financing Activities: For the six months ended June 30, 2023, cash used in financing activities was $74,101 compared to $205,995 for the same period in 2022. The decrease of $131,894, or 64%, was primarily due to a decrease in offering costs payments.

Contractual Obligations

We are committed to making cash payments in the future on long-term debt, capital leases and operating leases. We have not guaranteed the debt of any other party. The following table summarizes our contractual cash obligations as of June 30, 2023 for each of the periods indicated:

		Less than		More than
	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt obligations—principal	213,488	77,184	46,304	-	90,000
Long-term debt obligations—interest	3,686	3,136	550	-	-
Operating lease obligations	801,445	149,511	563,338	88,596	-
Total	$1,018,619	$229,831	$610,192	$88,596	$90,000

The contractual obligations table is presented as of June 30, 2023. The amount of these obligations can be expected to change over time as new contracts are initiated and existing contracts are completed, terminated or modified.

Operating Leases

We have no off-balance sheet arrangements other than our operating leases. Please see “Cash Flows–Contractual Obligations.”

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates. All of these market risks arise in the normal course of business, as we do not engage in speculative trading activities.

Interest Rate Risk

We had cash of $516,816 as of June 30, 2023, which consists of bank deposits with FDIC participating banks. Cash and cash equivalents are maintained at financial institutions, and, at times, balances may exceed federally insured limits of $250,000 per institution that pays Federal Deposit Insurance Corporation (“FDIC”) insurance premiums. Our cash deposits are not held in banks that have announced any going concern risks. The cash on deposit with banks is not susceptible to interest rate risk. The Company has never experienced any losses related to these balances.

Inflation Risk

Inflation can have an impact on our operating costs. A prolonged period of inflation could cause interest rates, fuel, wages and other costs to increase, which would adversely affect our results of operations unless freight rates correspondingly increase. In addition, inflation may continue to increase interest rates which may have an outsized impact on the housing market, decreasing the number of home sales and correspondingly lowering demand for moving services. However, we do not believe that inflation has, to date, had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Critical Accounting Policies

The preparation of our financial statements in accordance with United States generally accepted accounting principles requires that management make estimates and assumptions that impact the amounts reported in our Financial Statements and accompanying notes. Therefore, these estimates and assumptions affect reported amounts of assets, liabilities, revenue, expenses and associated disclosures of contingent liabilities. Management evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with third parties and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recognized in the accounting period in which the facts that give rise to the revision become known. We consider our critical accounting policies and estimates to be those that require us to make more significant judgments and estimates when we prepare our financial statements and include the following:

Depreciation of Property and Equipment

We operate a significant number of trucks, trailers, containers, chassis and other equipment in connection with our business and must select estimated useful lives and salvage values for calculating depreciation. Property and equipment is stated at cost less accumulated depreciation. It is depreciated to an estimated salvage value using the straight-line method over the asset’s estimated useful life. Depreciable lives of revenue equipment range from 4 to 20 years and are based on historical experience, as well as future expectations regarding the period we expect to benefit from the assets and company policies around maintenance and asset replacement. Estimates of salvage value at the expected date of sale are based on the expected market values of equipment at the expected time of disposal. We consider our experience with similar assets, conditions in the used revenue equipment market and operational information such as average annual miles. We periodically review the reasonableness of our estimates regarding useful lives and salvage values of our revenue equipment and adjust these assumptions appropriately when warranted. We review our property and equipment whenever events or circumstances indicate the carrying amount of the asset may not be recoverable. An impairment loss equal to the excess of carrying amount over fair value would be recognized if the carrying amount of the asset is not recoverable.

BUSINESS

Company Overview

Founded in 2013, we are a high-touch, best-in-class moving and storage company providing domestic concierge services and international relocation solutions for residential, commercial and government clients in the United States (“U.S.”) and Canada.

We are presently focused on seven metro markets along the east coast of the U.S. These metro areas are in and around Boston, MA; Greenwich, CT; Southampton, NY; Woodcliff Lake, NJ; New York, NY; Philadelphia, PA and Washington, D.C., with near-term goals to expand into additional markets in the western and southern states of the U.S. We currently operate in these markets with a growing fleet of trucks kept at our hub in Brooklyn, New York, and an expanding professional relocation team composed of 27 full-time and 5 part-time employees.

We cater to customers that demand excellence and the utmost care and professionalism. We believe we have established a sterling brand by adhering to the highest standards when delivering complete end-to-end relocation and storage services. We especially pride ourselves in making relocations and storage convenient and stress-free for clients who demand superior service.

Our comprehensive moving services include disassembly, packing, unpacking, re-setup, and temporary storage. It can involve ceiling and wall removal and reinstallation of artwork, lighting (e.g., chandeliers and sconces) and other fixtures, and audio-visual equipment (e.g., televisions and stereo equipment). We provide custom-build crating for the relocation or storage of high-value items, such as for fine art and furniture, musical instruments (e.g., pianos) and fragile items, that ensures their safety and protection. We also provide complete gym and playground equipment disassembly and reassembly, carpentry, furniture restoration and repair, professional cleaning at both origin and destination, and donation and disposal services. We offer express delivery within guaranteed timeframes for local, nationwide or cross-border (Canada) moves, which utilize the same truck and team at both origin and destination (although for large projects we may sometimes hire additional temporary workers at the destination). We also provide concierge/on-demand short and long-term storage services.

Our specialty is residential high-end moving and storage for more affluent clientele seeking a white glove experience. We define high-end residential moves as those as involving houses or apartments valued in excesses of $5 million. This has included relocations of some of the most highly valued homes in the country, owned by A-list celebrities, sports stars and government dignitaries. We have also serviced higher-end, non-residential clients such as five-star hotels and top government agencies.

While not all of our business involves affluent customers and high-end engagements, one of our largest high-end relocations was a $144 million estate in Greenwich, Connecticut, and was considered the highest-valued home in the affluent town located just outside New York City. The $50,000 project included carefully crating and transporting many priceless works of art, museum-quality furniture and antiques.

That move was eclipsed in September 2021 with a moving and storage project that involved the “most expensive home” in the Hamptons of Long Island, New York. The New York Post reported the home as being valued at more than $175 million. The 20,000-sf. residence had 12 bedrooms and 14 baths and was filled with priceless art and furnishings. The move was valued at $40,000 and generated approximately 60% gross margins in line with the earlier Greenwich move and most others that the Company undertakes. The week-long project also included storing items at Westy Self Storage and Life Storage as a concierge self-storage service that was fully managed by us.

Example High-End Move

- **20,000 sf.** residence: **12** bedrooms, **14** baths, filled with **priceless art and precious furnishings.**
- The Hamptons "most expensive home," valued at **$175M.** Originally built for the Ford Family.[1]
- Needed mover highly-skilled at relocating and storing precious artwork and furnishings.
- **Elate was referred by neighbors and friends as having the best reputation for such moves.**
- Sept 2021 One week project valued at **$40,000** (60% gross margin)
- Also involved concierge storage at Westy Storage fully managed by Elate. When the client needs anything to/from storage, Elate is on-call to retrieve and deliver anywhere.

NEW YORK POST

The Hamptons' most expensive home is asking $175M

Elates previous largest residential move:
Most expensive house in Greenwich, CT @$144M. May 2020. $50K project.

1) New York Post, August 2017

Bespoke Real Eastate Listing: 90 Jule Pond Drive, Southampton, NY 11968

5

We believe our bespoke offerings and reputation for quality service is unparalleled in the industry and not easily replicated by our competitors. Given the numerous top ratings by many satisfied customers as posted to Yelp!, Google Reviews and Angie.com, we believe our extraordinary attention to detail, flawless protection of personal property and commitment to customer service has generated a sterling reputation that we believe is second to none. Our highly satisfied residential and commercial clients have provided tremendous endorsements, word-of-mouth advertising and an ongoing stream of high-value referrals. From our experience, we believe this niche of the moving and storage markets is underserved, and we are uniquely qualified to seize market share.

Our emphasis on quality has earned us accolades and ongoing referrals from many marquee corporate and government clients as well, such as:

•Sotheby’s International Realty

•Keller Williams Real Estate

•Charles Schwab

•New York State Insurance Fund

•Four Seasons Hotel (Downtown Manhattan)

•The James Hotels

•UOVO, premier provider of storage services for art and valued collections.

•Trump International Hotels Management

•United Nations

•United States Military Academy (West Point)

•New York State Office of General Services

•New York Department of Motor Vehicles

•U.S. Social Security Administration

•U.S. Drug Enforcement Agency (DEA)

•Westy Self Storage

Many of our commercial or government customers have used our services several times or on a regular basis, as well as provide us referrals. For example, since 2018, New York State Office of General Services has, on average, engaged us for two to three relocations per month for their various agencies. We estimate we have generated more than $1.2 million in revenues from these relocations over this period.

One of the Company’s largest commercial relocations was for the New York State Insurance Fund, which is New York’s largest workers’ compensation and disability benefits carrier. The 2-month project was valued at $360,000 and required 50 truckloads to complete.

Example Commercial Relocation

- Relocated **New York State Insurance Fund**, New York's largest workers' compensation & disability benefits carrier, from Hauppauge, NY to Binghamton, NY.
- **2-month** project valued at **$360,000.**
- Project took **50 truck loads** to complete the relocation.
- Elate's growing strong reputation for quality service has attracted a growing number of marquee commercial customers, which also represent strong referral sources.

NYSIF

New York State Insurance Fund Building

Rochester
Buffalo
NEW YORK
Albany
MASSACHUSETTS
Binghamton
Providence
CONNECTICUT
RI
PENNSYLVANIA
Hauppauge
New York

Under a U.S. General Services Administration (GSA) IDIQ (indefinite delivery/indefinite quantity) contract, we have relocated offices for the Social Security Administration and DEA, with 10 office moves in total. These 10 office moves had an aggregate value of approximately $200,000.

In February 2022, we were approved by the GSA for its Centralized Household Goods Traffic Management Program (“CHAMP”). While our GSA IDIQ contract allows us to bid on the relocation of federal facilities, our approval for CHAMP permits us to bid on federal employee and military personnel relocations and storage, both domestic and international. More than 75 federal agencies use CHAMP to facilitate moves and storage of household goods for their staff. Qualification for the program requires audited financials, which we believe only a limited number of our mostly privately held competitors can easily provide. According to the GSA, its total expenditures on the CHAMP program increased from $130 million in 2020 to $139 million in 2021. During the same period, the average cost of a CHAMP relocation increased from $7,930 to $8,940. Given our comprehensive capabilities and broad multi-lingual support (English, Spanish, French, German, Italian, Russian, Ukrainian, and Japanese), we believe we are well positioned to compete with larger competitors and especially for international relocations.

We are also an approved vendor for the United Nations (U.N.) and have move more than 15 of its employees and two U.N. ambassadors over the last three years. Between 2016 and 2019, we conducted four relocations for the United States Military Academy (West Point), valued at approximately $190,000 in total.

In October of 2020, we relocated the entire multi-million-dollar art storage collection of UOVO, a premier provider of storage services for art, archives and valued collections. The move was valued to us at more than $120,000 and affirmed the Company as a preferred provider of high-end relocations involving fine art. The project also highlighted the Company’s specialized moving containers, developed in house, and its proprietary methods that ensure safe transportation and flawless delivery.

For the hotel industry, we have been engaged by the Four Seasons, The James Hotel and Trump Hotels to provide temporary relocation and storage during renovation projects. For The James Hotel, we have done this more than 10 times between 2016-2020, representing approximately $70,000 in aggregate revenue.

We receive regular referrals by real estate agencies, such as Sotheby’s International Realty and Keller Williams Real Estate, as well as received moving engagements by them and others for house staging. We may have as many as 10 house staging engagements per month. We may pay the real estate agency small referral fee, such as 10% of the value of the project. Another regular source of regular referrals is from our storage partner, Westy Self Storage, as well as from building managers of luxury apartment buildings in cities such as New York City.

Over the years, we have grown largely by referrals from these organizations and our highly satisfied clients, conducting more than 20,000 relocations since our inception. Our growth and profitability over the past few years also reflects our success and emphasis on strong fiscal stewardship, even during the persistent COVID-19 pandemic.

2021 - 2022 Statement of Operations (condensed)	Year Ended Dec. 31, 2022	Year Ended Dec. 31, 2021
	(audited)	(audited)
Revenue, net	$4,779,512	$4,979,856
Total Cost of Goods Sold	(2,465,778)	(2,325,892)
Gross Profit	$2,313,734	$2,653,964
Gross Margin	48.4%	53.3%
Total Expenses	(2,555,514)	(1,420,129)
Income from Operations	$(241,780)	$1,233,835
Total Other Income (Expense)	(45,148)	49,442
Income (loss) before provision for income taxes	$(286,928)	$1,283,277
Provision (benefit) for income taxes	18,209	(228,268)
Net Income (loss)	$(268,719)	$1,055,009

History and Development

Founder’s Dream

Since its inception in 2013, the Company has evolved into a premier high-end moving and storage brand. This has been driven primarily by the vision and leadership of our Company’s founder, President and CEO, Kevin Britt. After immigrating to the U.S. from Europe in 2004 with just a few dollars in his pocket, the success of the Company epitomizes the realization of the American Dream. Mr. Britt believes he is living proof there is an abundance of opportunities for success in America, particularly for those willing to work hard, push the boundaries of what is possible, and pursue their dreams.

Mr. Britt was born and raised in Kiev, the capital of Ukraine. Fascinated with language at an early age, he went on to earn advanced degrees in language and international finance from two of the country’s most prestigious universities, Kiev Taras Shevchenko National University and Kiev Institute of International Relations. High grades earned him scholarships to these universities, and he worked part-time as a language tutor to make ends meet.

From his studies and travels, Mr. Britt gained a master’s degree proficiency in the translation and real-time interpretation of multiple languages, including English, German, French, Spanish and Japanese. These language skills became especially useful when he served as an intern at the European Central Bank and the Frankfurt Stock Exchange. There Mr. Britt discovered the world of international business and investment, and grew to admire great American entrepreneurs, like Steven Jobs, who from humble beginnings eventually transformed their industries.

After graduation, Mr. Britt was confident he could do well if he remained in Europe, but the allure of the U.S. business world soon set him on a journey to New York City. Mr. Britt had no family or business ties in the U.S., but driven by aspirations of someday starting his own business, he explored several career paths. Over the following few years, Mr. Britt worked for a local moving company, as a language teacher, a real estate agent and then as a FINRA-licensed investment advisor at Fordham Financial Management, Inc.

Mr. Britt discovered his language skills gave him a great advantage with clients and in multi-cultural neighborhoods in and around New York City, and especially when serving wealthy and prominent internationals. Mr. Britt had always enjoyed the personal service aspects of the moving business and eventually returned to the industry with the founding of Elate Moving, LLC. The more Mr. Britt learned about the moving and storage business, the more he thought of ways to better serve his customers, and especially ways to set Elate apart from the competition.

As Mr. Britt formulated the mission for the Company, he was confident that he would have a strong advantage in the space, not only because of his language skills, but also due to his strong educational background and financial experience. These factors enabled Mr. Britt to establish and operate the Company on sound financial footing as he set out to build it from a small startup into a leader in its industry.

The Beginning Years

Starting with one rented truck and a few fellow movers from past jobs, Mr. Britt put the Company on the map by providing a bespoke experience for its customers. Mr. Britt recognized that moving one’s home or place of business is always a stressful experience, so he decided our mission should be to make the process as easy and painless as possible. Rather than embarking on a “race to the bottom” by trying to offer the cheapest moves where he would only be able to afford the least experienced workers, Mr. Britt instead focused on offering dedicated moving professionals who would provide a complete end-to-end packing and unpacking solution, including fine art and antique furniture.

This solution would include full setup at the new location, inclusive of carefully hanging artwork and televisions on the walls and chandeliers from the ceiling. As business progressed, he discovered the Company was providing a value and level of convenience few others could match, which his customers greatly appreciated. Mr. Britt learned that customers were willing to pay extra for a superior level of service, which resulted in higher revenue and higher-margin engagements for the Company.

From our first move with one truck, Mr. Britt has steadily expanded the Company by purchasing additional trucks and training his employees one at a time to do the very best they can with each and every move. Mr. Britt’s finance background has served him, and us, well from the beginning, as he never allowed our fixed costs to outrun the volume of our moves. Mr. Britt proved the Company to be a readily scalable platform, and his fiscally conservative approach has historically provided positive returns.

Over the next several years, we steadily increased our geographic footprint and reach, predominantly from client and partner referrals, and to a lesser extent, effective online and direct advertising. A major referral partner has been Westy Self Storage (“Westy”), which operates 14 high-end self-storage facilities located along the East Coast of the U.S. Given Westy’s like-minded approach to high-quality, high-touch service, Westy has continued to provide three to four customers to us for every customer we have introduced to Westy.

Elate now operates in multiple markets, primarily in Southampton, NY; New York City, NY; Greenwich, CT; Philadelphia, PA; Boston, MA; Washington, DC; and Woodcliff Lake, NJ. Given our strong web presence and high ratings, we also attract international customers for major relocations to and from Canada. From art and wine to precious antiques, our relocation experts continue to handle and transport irreplaceable valuables in and between these regions and coast-to-coast.

Formula for Success

Over the years, we have also diversified our offerings to include commercial moves and concierge storage, and express cross-country moves. The company believes it offers prospective customers a relocation and storage package that few others can match. Our moving team never changes during a long-distance move, and there is no consolidation of items from different customer moves on our trucks. We also never use trains, which can lead to breakage and lost items. The Company believes the extra measures ensure better security for its customers and their precious belongings, which in turn creates greater trust and better referrals. This formula and dedication to excellent service has attracted thousands of satisfied residential and commercial clients over the last eight years.

As a result of our growing reputation for high-quality service, we have managed the relocations of prominent celebrities, athletes, dignitaries, and corporate executives from across the spectrum. The endorsements and referrals from these clients have continued to advance the Company as one of the most respected and admired high touch moving and storage brands in the market. Our strong reputation continues to attract some of the biggest estate moves in the regions we serve.

Our strong reputation for quality service has also attracted a growing number of marquee commercial clients. The Company has proudly served world-class organizations that have included Sotheby’s International Realty, James Hotels, Charles Schwab, Four Seasons Hotels, Trump Hotels and many others. We have also secured large government moving contracts from agencies such as the Social Security Administration, the United Nations, United States Military Academy (West Point), and departments of the State of New York. Such engagements require not only highly skilled professional movers, but also a high level of security, logistics, personal care in packing and transportation, and re-setup of sensitive assets.

Over the next few years, the Company is looking to Texas, California and Arizona as prime targets for new operational hubs. We view these as dynamic markets where our premium suite of offerings would be well received. The Company has also identified opportunities for expanding its offerings to include its own high-end self-storage facilities, which would be designed with fine art and valuable possessions in mind. The Company also sees strong growth potential in the expansion of its on-demand concierge pick-up and delivery services.

Industry and Competition

While there are strong synergies between the moving/relocation and storage market, these are distinct market segments that each have strong drivers for growth and opportunity.

Moving & Relocation

The U.S. moving services business is projected to reach $22.5 billion by 2026, growing at a 5% compounded annual growth rate (CAGR). Residential is considered the largest segment of the moving services industry at 61% of the market, with Commercial representing 16%. The rest of the market is primarily composed of the relocation of other goods requiring special handling and warehousing services.

As with most industries, the COVID-19 pandemic negatively affected the moving industry. However, as an essential service, movers were allowed to remain open in areas where shutdowns were mandated.

In 2020, we saw the impact primarily in the last nine months of the year (April through December) as the pandemic increasingly spread. Then in 2021, we experienced the full impact of COVID-19, with it lasting throughout the year, particularly as new strains such as the Delta variant emerged. This resulted in an increased number of customer cancellations in 2021 as compared to 2020, and a smaller number of cancellations in 2022 as compared to 2021, which had a negative impact on revenue growth during 2021 and 2022. With a higher number of cancellations, as compared to 2020 and 2021 respectively, we had a greater number of instances in which cancelled customer windows were not filled by a new customer, resulting in our operations functioning at less than full capacity during certain periods.

According to annual studies released by United Van Lines, in 2021 and 2022, Americans were on the move to lower-density areas and to be closer to their families. In 2022, 35% of Americans who moved did so in order to be closer to family, up from 27.0% in 2020, indicating a new trend coming out of the pandemic as priorities and lifestyle choices shift, according to the study. Additionally, 33% of Americans moved for a new job or job transfer in 2021, a significant decrease from 40% in 2020, and especially from the more than 60% in 2015. In 2022, 20% of Americans reported moving due to retirement.

The top inbound states of 250 moves or more in 2022:

1.Vermont

2.Oregon

3.Rhode Island

4.South Carolina

5.Delaware

6.North Carolina

7.Washington D.C.

8.South Dakota

9.New Mexico

10. Alabama

The top outbound states of 250 moves or more in 2022:

1.New Jersey

2.Illinois

3.New York

4.Michigan

5.Wyoming

6.Pennsylvania

7.Massachusetts

8.Nebraska

9.Louisiana

10.California

We are currently focused on states which have the greatest number of outbound migrations within our geographical footprint, which includes New Jersey, New York, Connecticut, Massachusetts and Maryland/Washington D.C. The net migration outflows are notable, which includes many high-net worth individuals seeking to escape states with onerous tax burdens. These are largely the clients we serve.

The moving industry is highly fragmented, according to data firm IBISWorld, with a low level of market share concentration. The top four largest operators account for 9.8% of industry revenue.

Three million Americans move interstate annually, according to moving intelligence platform, SHYFT, reflecting a robust market. The following statistics highlight the scale and scope of the moving segment.

•Americans move an average of 11.7 times over their lifetime.

•9.8 percent of Americans move annually.

•15.3 million households in America, with an average size of 2.3 family members, move annually.

•Approximately 7,000 moving companies in the U.S. with about 50,000 moving trucks.

•122,600 people are employed by the moving industry, with a combined payroll about $3.6 billion annually.

•Moving companies work in 13,900 locations across the U.S.

•There are approximately 186,722 jobs created by the moving industry.

•Estimated total annual contribution of the moving industry to the U.S. economy is $86 billion.

Concierge Storage

Our specialty is high-end moving and storage for more affluent clientele seeking a white glove experience. We believe this niche of the moving market and storage market is underserved, and we are uniquely qualified to seize market share.

The $41.5 billion U.S. self-storage market is estimated to be growing at a 2.2% compound annual growth rate and is expected to reach $44.5 billion by 2024, according to IBISWorld. Growth drivers include job expansion, population growth, increasing migration and home downsizing by baby boomers.

There have been many startups over the last several years focused on “on-demand” or “valet” storage, with the most notable ones such as MakeSpace, Clutter and Closetbox attracting substantial private equity investment and experiencing strong growth. United Parcel Service introduced a residential ‘Storage on Demand’ service in October 2019. While these businesses target mainstream consumers, we believe they reflect a general growing demand for personalized self-storage services.

Similar to moving industry fragmentation, self-storage is not concentrated. According to the 2021 Self-Storage Almanac, roughly one-fifth of the market is controlled by the top six publicly traded self-storage companies. This leaves 80% of U.S. self-storage facilities owned and operated by independent entities. The 2022 Self Storage Almanac and Radius+ also reported that:

•51,206 self-storage facilities in 2022 in the U.S., up from 47,000 in 2019.

•From 2010 to 2020, average occupancy rates increased from 75.7% to 92.2%.

In terms of self-storage type, there is strong demand for traditional indoor storage, climate-controlled storage and outdoor storage for boats/cars/RVs.

The global concierge services market was valued at $596 million in 2020 and is anticipated to grow at more than 5.3% through 2027, according to IMR Data. While this report is not specific to concierge moving and storage, we believe the growth in demand for concierge services reflects an increasing number of consumers who are looking to outsource routine or specialized tasks to concierge services or personal assistance services to save time and avoid inconvenience. We expect other factors such as lack of work-life balance, busy work schedules, and time constraints to boost the demand for such concierge services.

Given these factors, we are interested in further growing and enhancing our concierge self-storage business through both expanding partnerships with existing self-storage providers like Westy Self Storage, as well as establishing our own storage facilities that would feature self-storage access as well as warehousing the goods of our full-service concierge/valet storage customers. Such services will cater to not only affluent clients, but anyone looking for a more convenient self-storage solution and who sees the value in the personal time savings our concierge services can provide.

Our Competitive Strengths

We are an entrepreneurial-driven, high-growth company, with a distinct and premier moving and storage brand for residential, corporate and government clients, particularly for the higher-end of the market.

Our Company is differentiated in the marketplace due to several competitive advantages:

•Deep experience and unrivaled expertise in moving and storage of highly valued assets for individuals and enterprises.

•We specialize in high-end art and antique relocation with professional staff averaging five plus years of experience servicing this niche.

•Fully licensed with several U.S. state governments, the U.S. Federal Motor Carrier Safety Administration, and the Ministry of Transportation of Ontario.

•We have maintained top-score ratings by our many satisfied customer postings on Yelp! (4.5 out of 5 stars average), Google Reviews (4.9 out of 5 stars average) and Angie.com (with a 95% recommend rating).

•As a member of the New York Teamsters Union, we can engage the highest quality manpower at a short notice, enabling us to execute guaranteed moves of high complexity, size and value in this highly active market.

•We have developed a specialized packing and moving system that provides custom creating for high-end artwork, furniture, chandeliers and other precious items. This can include certified materials required for international shipments, such as to Japan. Our competitors typically do not provide custom creating, but instead use only simple cardboard boxes or moving blankets.

•We believe we offer a unique and extensive level of multi-lingual support (English, Spanish, French, German, Italian, Russian, Ukrainian, and Japanese), which is especially advantageous for international relocations.

In addition to these distinctions, we offer clients an end-to-end moving and storage solution, which promises the same moving team at each location.

Based upon our published services and those of our competitors, we believe our delivery times nationwide are unmatched.

•We believe that we are the only moving company on the East Coast that can guarantee next day delivery from NYC, CT or NJ to Toronto, Ottawa or Montreal.

•We guarantee delivery  from NY, CT, NJ to CA, WA and Vancouver in four/five days; Texas in three days; Florida in two days; Colorado in three/four days; and Illinois in two days.

We pride ourselves in providing what we believe to be the best-in-class moving and storage services for the most demanding clients. The table below compares our services to whom we view as our closest competitors in the current regional markets we serve:

Our Growth Strategies

Our goals are to grow profitably, drive strong and consistent return on capital and increase stakeholder value. With Americans continuing to move out of high-tax, high-crime cities to more favorable locations, we see significant opportunity to grow our business and expand our market share. We believe our competitive strengths position us to pursue our goals through the following strategies:

Geographic Expansion of Relocation Services

We plan to expand our geographic footprint to include hubs  in other major metropolitan areas in North America with the demographics that we believe would support our business model, including, but not limited to, Phoenix, Arizona; Los Angeles, California; and Austin and Dallas, Texas.  The demographics we see may also include areas in Canada, such as in the Toronto region.

To support this expansion, over the next year, we plan to increase our current truck fleet from 10 owned and three leased trucks, to more than 25 trucks. We may make greater increases to the number of trucks in our fleet as the market demands and can support, and as according to the pace we find and train our moving teams. We can also continue to rent additional trucks to handle peak moving periods as well as for long-distance, one-way moves. Our truck rental service provider, Penske, provides us discounts up 10% based upon our long-term relationship and repeat business.

We also plan to increase the number of international moves beyond just Canada by adding additional customer marketing and support for this to our website.

Concierge Self-Storage

We see self-storage services, and particularly concierge self-storage, as a strong growth driver for our business over time. We currently partner with Westy Self Storage, a Northeast-based operator, to provide storage and self-storage to our clients. Depending on the geographic location of the storage customer, we may also use other self-storage providers. For temporary storage (those storage needs lasting less than one month) we may use our 5,000-sf. warehouse located in Brooklyn, New York.

For the convenience of select clients, we may rent third-party storage on their behalf and bill them accordingly or charge them for the storage at our warehouse. By way of example only, if we rent a 100-sf. storage space from Westy, the current costs to us would be approximately $350 per month and we would anticipate charging our concierge storage customer $395 per month. Our gross margins in this space is approximately 15% depending on rentable unit sf. We provide the delivery to and from storage as requested by the customer. We estimate our concierge self-storage business generated revenue of about $420,000, or 8% of our total revenue, in 2021, and approximately $311,000, or 6.5% of our revenue in 2022, with about 10-20 customers in any given month on this program.

Our concierge storage service may also include same-day or next day pickup of items at the customer’s location or retrieval from storage of their items for which we charge additional fees.

For markets not served by Westy, we use alternative self-storage providers, and may similarly do so as we enter new markets not served by Westy. Over time we intend to explore the option of establishing our own storage facilities and related concierge services for our customers. As a result of preliminary exploration of the space, we expect that to represent a strong area for growth as it develops.

Given our current business and referral relationship with Westy, we are not planning to compete with Westy in overlapping markets. We have historically received about three to four customer referrals per each referral we have provided to Westy. Since inception we estimate we have provided Westy more than 500 self-storage referrals.

Over the next few years, we plan to establish two to three self-storage facilities of 1,000-1,500 units each. We may purchase an existing building and convert it to public storage if zoning allows it or build a new facility. We anticipate financing the purchases through standard commercial mortgage financing, which may include utilizing certain firms the Company has identified that specialize in self-storage facility financing. We anticipate construction or renovation would begin at our first site in 2022, with the opening planned for 2023.

We see our storage properties being state-of-the-art, offering climate-controlled and high-security units to avoid damage to luxury or precious items, such as fine art, statues, chandeliers, furniture, valuable records and similar high-value items. Clients would have 24/7 access with monitored security.

Concierge self-storage offerings would also include drop-off and pick-up services. We are planning to implement Radio Frequency Identification (RFID) tagging to insure appropriate tracking and inventory control.

For new or renovated construction, we anticipate a typical facility would have 70,000 to 100,000-sf. in total space and three floors. Usable sf. would be approximately 70% of the total sf. For new construction, we estimate the land cost at approximately $5 million, with hard and soft construction costs at about $65-$75 per sf. or approximately $15 million. We anticipate being able to rent storage to our customers at $4 per sf. on average which would be in line with what other premium self-storage providers would charge, although this may vary per market.

Assuming we establish 200,000 sf. of total storage space with two buildings, or 140,000-sf. of usable space, with occupancy of 80-90%, this could generate approximately $6.1 million in additional revenue annually. Since they would be our own facilities, we anticipate the gross margins would be higher than our current concierge self-storage services gross margins and in line with our concierge relocation services at more than 60%, on average.

As an additional revenue stream, we may also offer small moving truck rentals at our facilities for customers who would prefer to move their items themselves or with the assistance of a Company moving crew. We estimate this could generate an additional $2 million to $3 million in annual revenue over time, based on 500 to 600 truck rentals per year.

Advertising

In addition to referrals, a key source for customer acquisition has been online digital advertising, such as the use of Google AdWords, as well as social media tools, and direct mail. We plan to increase our budget for advertising over the next year. Given historical results, we anticipate that an increase of $750,000 to $1 million in advertising expenditures would result in a 50 to 70 percent increase in moving revenue. We would anticipate similar results for our concierge storage business as it develops.

Strategic Acquisitions

We plan to drive organic growth by leveraging our existing customer relationships and the strong referrals they can provide, as well as through our advertising efforts. However, our moving and storage industry is largely fragmented, creating abundant opportunities for growth and regional expansion through strategic acquisitions.

According to BKD Capital Advisors, the transportation and logistics industry recorded 126 M&A transactions in 2021, up from 84 in 2019. This marked the fourth consecutive year of increased M&A volume. The 2020 activity level is especially notable, given the economic uncertainty created by the COVID-19 pandemic.

The self-storage industry executed a record-breaking $7.7 billion in self-storage deals, according to the commercial real estate research and analysis company, Real Capital Analytics. The dollar total was one-third higher than the sector witnessed in 2019, the report says. A further research study by Real Capital Analytics indicates the self-storage sector has seen exponential growth in the past two years due to COVID-19 increasing migration rates nationwide and displacing office workers as remote work ramped up. In 2021, self-storage saw sales volume rising 180% from the year prior, reaching $23.6 billion.  Also, the average self-storage occupancy rate is about 92% for 2022 and is expected to hold throughout 2023 according to Matthews Real Estate Investment Services for the self-storage sector.

There is to the best of our knowledge, no publicly traded company of our size in our industry with moving and storage as its focus, and especially offering the concierge-level services we provide. We believe our status as such a publicly traded, “pure-play” company would provide us certain advantages as we pursue a strategic acquisition program. We are also considering acquisitions as a way to overcome any future labor shortages and accelerate our growth more rapidly.

Commercial & Government

Given our growing record of large moves for commercial and government customers, we plan to grow this segment of our business by hiring sales staff who would be dedicated to developing and servicing it. We are fully licensed with several state governments in the U.S. as well as with the Ministry of Transportation of Ontario, Canada. Our membership in the New York Teamsters Union also provides us with certain advantages as we pursue commercial and government projects in the state of New York.

Technology

We are in the process of implementing a new state-of-the-art customer relationship management software system (CRM) with engagement analytics. We believe this will help us take better advantage of our customer relationships and scale our business. We are also looking to develop a native mobile app that will provide an interactive system that would be designed to help customers and the Company more easily and efficiently evaluate potential relocation and storage engagements. The app would also be used by our customers to manage their self-storage items, and schedule pick up and deliveries from storage.

At our planned self-storage facilities, we intend to use the latest smart technology that will enable us to fully automate the move-in process and capture more after-hour rentals. We intend to pursue a system in which entry and storage locks will be wireless and keyless, controlled by a customer’s smartphone, which we believe would support greater security, efficiency, customer satisfaction, and lower cost of operation.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers, directors and significant employees at the time of effectiveness of this registration statement:

Name	Age	Position
Kevin Britt	41	Chief Executive Officer, President and Director
Garry N. Lowenthal	64	Chief Financial Officer and Director
Julia Britt	39	Chief Accounting Officer
Andre Peschong	55	Director
Mykola (Nicholas) Melnyk	39	Head of Sales

Set forth below is biographical information about each of the individuals named in the table above:

Kevin Britt founded the Company in 2013 and has served as CEO since inception. Prior to founding the Company, Mr. Britt worked as a licensed investment advisor at Fordham Financial Management, Inc., and was responsible for investment strategies, portfolio and account management, risk assessment and financial modeling. In addition, he held a New York real estate license and served as a broker for Lincoln Square Realty. Mr. Britt immigrated to the U.S. from Ukraine in 2004 after earning a master's degree in translation and interpretation from Kiev Taras Shevchenko National University with proficiency in English, French, German, Spanish and Japanese. He utilized his linguistic talents as a simultaneous translator/interpreter and private instructor in the U.S. and Europe. Mr. Britt also holds a master's in international finance from the Kiev Institute of International Relations, and a certificate in finance and economics, including an internship at the European Central Bank and Frankfurt Stock Exchange.

Garry N. Lowenthal has served as the Chief Financial Officer of the Company since December 2021. Mr. Lowenthal has formerly been a director, Executive Vice President and Chief Financial Officer of Fision Corporation (OTCQB: FSSN) from 2010 to 2019. In 2019 Mr. Lowenthal became an advisor through his consulting company Security First International, Inc. Mr. Lowenthal has over 25 years of extensive experience in senior operations and key finance management positions, both with private and public companies. He has developed a substantial background with equity capital raising transactions while managing both private placements and public offerings for various corporations. Mr. Lowenthal has served on the national board of Financial Executives International (FEI), a premier professional association for CFOs and other senior financial executives. He has also served as President of the Twin Cities Chapter of FEI and, in the past, as chairman of FEI's national technology committee. Mr. Lowenthal has been on the Alumni Advisory Board of the Carlson School of Management at the University of Minnesota where he graduated with a Master's Degree in Taxation and Finance and a Bachelor's Degree in Accounting. He has also served as a District Chairman for the Boy Scouts of America and serves on the President’s Cabinet for the local Council. Garry is also President and Director for Kiwanis International in his local community club.

Julia Britt serves as the Chief Accounting Officer of the Company with over 15 years of experience in accounting and financial planning. In her role, Mrs. Britt manages the day-to-day business affairs for the company, including identifying our short- and long-term goals and strategies. She also oversees financial affairs and prepares monthly, quarterly and annual profit and loss statements, monitors cash flow and analyzes the financial health of the company. Prior to joining the company, Mrs. Britt served as a bookkeeper for Desly International Corp. where she managed Desly’s financial activities, including creating P&L statements, reconciling and balancing accounts, compiling statistical reports for management and ensuring compliance with annual audits. Mrs. Britt’s educational background includes a master's in accounting and audit from Kyiv National Economic University, and certificate accounting courses from Columbia University.

Andre Peschong, brings to the Board more than 25 years of senior management, business development and capital markets experience. Mr. Peschong has structured, negotiated and completed more than $550 million in corporate financings and led M&A transactions totalling more than $500 million in enterprise value. In 1995, he co-founded and became managing partner of Bridgewater Capital Corporation, which provides strategic advisory, capital formation, and comprehensive business and revenue development for public and private companies across a range of industries, from mobile and security technology to eCommerce, life sciences, healthcare, and consumer products and services. At Bridgewater, he has spearheaded the transition of numerous companies from private to public, generating more than half a billion dollars in stockholder value. Earlier in his career, Mr. Peschong co-managed three investment funds and served as CEO of a consumer products company. He is a member of the advisory board of a London-based international banking firm where he advises its clients on mergers and acquisitions, joint ventures, and divestitures. Mr. Peschong is also currently serving on the board of Oxygen Plus, the first consumer-friendly recreational oxygen company, and is currently serving on the board of Empatho Holdings (CSE: EMPH), a provider of a mobile app powered by proprietary artificial intelligence that strategically guides users to achieve well-being goals. He is also currently serving as a strategic advisor to Ev Dynamics, a global provider of new energy commercial vehicles. A noted expert in investing and economic trends, he has authored and been quoted in articles on angel investing and the economy that have been published in Forbes, Businessweek, the New York Times, and Seeking Alpha. Mr. Peschong is a registered representative in good standing, holding Series 7 and Series 63 licenses issued by the Financial Industry Regulatory Authority (FINRA).

Mykola (Nicholas) Melnyk brings over 10 years of experience in operations, sales and customer service to his role as Head of Sales. Mr. Melnyk previously served as the company’s Senior Operations Manager. In his current position, Mr. Melnyk is responsible for developing and executing cross-functional strategic initiatives to scale operations and increase company profits. To this end, he analyzes marketing channels to identify opportunities to improve customer acquisition costs. Prior to joining the company, Mr. Melnyk worked as a Customs Clearance Specialist at Exim Broker, LLC, where he led the development of key relationships and customer service with state agencies. Mr. Melnyk earned degrees in finance and management from Chernivtsi & Economics College of Kyiv National Trade & Economics University.

Controlled Company Status

Upon completion of this offering, the Britt Family will hold a majority of the voting power of our outstanding common stock. Accordingly, we expect to be considered a “controlled company” under the NASDAQ listing rules. As a controlled company, certain exemptions under the NASDAQ listing standards will exempt us from the obligation to have a compensation committee that is composed entirely of independent directors or that we have a majority independent board. We intend to use these exemptions following the completion of this offering. We do not intend to use any other controlled company exemption.

Board Structure

Upon completion of the offering, our Board of Directors will consist, and currently consists, of three members. Under the NASDAQ listing rules, a director will only qualify as an independent director if, in the opinion of our Board of Directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules also require that audit committee members satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

Our Board of Directors undertook a review of the composition of our Board of Directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board of Directors has determined that Andre Peschong is independent under applicable NASDAQ listing rules and under the criteria set forth in Rule 10A-3 under the Securities and Exchange Act of 1934 in order to serve on the Company’s audit committee.

In accordance with our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws effective upon the completion of the offering, each of our directors will serve for a one-year term or until his or her successor is elected and qualified. Each of our directors and director-nominees must satisfy certain conditions specified in our Amended and Restated Bylaws, including that two of our directors shall be elected by the holders of the Class B common stock, if issued and outstanding, such individuals, the Class B Directors. At each annual meeting of our stockholders, our Class B stockholders, if any, shall vote as a separate group, and will elect the Class B Directors, and all of our stockholders holding common stock will vote as a single group to elect the remaining members of our Board of Directors. There will be no limit on the number of terms a director may serve on our Board of Directors.

Board Committees

Our Board of Directors will have the following committees, each of which will operate under a written charter that will be posted on our website prior to the completion of this offering. The initial members of each committee will be determined prior to the effectiveness of the registration statement of which this prospectus is a part.

Audit Committee

Our audit committee will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be establishing the scope of the company’s annual audit, review the report and comments of the company’s independent registered public accounting firm, be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm and will perform any other activities delegated to the committee by the Board of Directors. The Company currently has one independent director on the audit committee and will utilize the phase-in provisions of Rule 5615(b) under the NASDAQ listing rules which will require a majority independent audit committee within 90 days of the Company’s listing on NASDAQ, and a fully independent audit committee upon the one-year anniversary of the Company’s listing on NASDAQ.

Code of Ethics

Our code of business conduct and ethics applies to all of our directors, officers and other employees, including our principal executive officer, principal financial officer and principal accounting officer. Any waiver of the code for directors or executive officers may be made only by our Board of Directors and, following the offering, will be promptly disclosed to our stockholders through publication on our website, https://elatemoving.com and via filings with the SEC, as required. Amendments to the code must be approved by our Board of Directors and will be promptly disclosed (other than technical, administrative or non-substantive changes). A copy of our code of business conduct and ethics will be posted on our website.

Corporate Governance Guidelines

Our Board of Directors will adopt corporate governance guidelines that serve as a flexible framework within which our Board of Directors and its committees operate. These guidelines will cover a number of areas, including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the Chairman of the Board, Chief Executive Officer and presiding director, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. Additionally, our Board of Directors will adopt independence standards as part of our corporate governance guidelines. A copy of our corporate governance guidelines will be posted on our website, https://elatemoving.com.

EXECUTIVE COMPENSATION

Introduction

This Executive Compensation provides an overview of the compensation provided to our named executive officers and the philosophies we expect to adopt following the closing of this offering.

Our named executive officers as of October 11, 2023 are all members of our executive management team:

•	Kevin Britt — President and Chief Executive Officer
•	Garry N. Lowenthal — Chief Financial Officer
•	Julia Britt— Chief Accounting Officer and Corporate Secretary

We expect that our named executive officers will hold the same positions with the company following the closing of this offering. The following table sets forth executive compensation for the fiscal years 2022 and 2021.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(1)	Total ($)
Kevin Britt(2)	2021	$52,000		$-	$-	$-	488,000	$540,000
President and CEO	2022	$ 144,104		$-	$-	$-	287,922	$432,026
Garry N. Lowenthal (3)	2021	$5,500	(4)	$-	$-	$-	-	$5,500
Chief Financial Officer	2022	$132,000	(4)	$-	$-	$-	-	$132,000
Julia Britt(5)	2021	$52,000		$-	$-	$-	485,000	$537,000
Chief Accounting Officer	2022	$124,800		$-	$-	$-	150,000	$274,800

(1)Reported amounts of other compensation for Mr. Britt and Mrs. Britt in 2021 consisted of management distribution draws of the two members of management while the Company was a limited liability company. Mr. Britt also had a $3,000 car allowance in 2021.

(2)Mr. Britt’s 2022 salary pursuant to his employment agreement is a base of $182,000 annually and an option to purchase up to $150,000 worth of Class A common stock at the fair market value on the date of grant. In addition, Mr. Britt was granted stock 2,500,000 stock options with achievement-based milestones, all or none of which may be achieved in 2023, as set forth in the Incentive Stock Option Milestone Grant issued to Kevin Britt included as an exhibit to this prospectus. These stock options have a reported $287,922 value in All Other Compensation for 2022.

(3)Mr. Lowenthal’s salary pursuant to his employment agreement is a base of $165,000, with eligibility to receive commission of 10% of any relocation service referrals generated by Mr. Lowenthal on behalf of the Company, and with performance bonuses up to $45,000 in cash and $45,000 worth of restricted Class A common stock, based on Company performance.

(4)Salary amount shown above is reported as gross earnings (i.e. gross amounts before taxes). Salary amount shown above takes into account the prorated salary amount in fiscal year 2021 based on a $132,000 annual salary, and the full year amount in fiscal year 2022 as set forth in Mr. Lowenthal’s 2021 consulting agreement.

(5)Mrs. Britt’s 2022 salary pursuant to her employment agreement is a base of $156,000 annually, with eligibility to receive a cash retention bonus of $150,000 and an option to purchase up to $200,000 worth of Class A common stock at the fair market value on the date of grant.

For fiscal year 2021, the Company paid the two members of management distribution draws during the first three quarters of the fiscal year while the Company was a limited liability company and paid a fixed salary to named executive officers on a going forward basis. In fiscal year 2022, the Company paid the named executive officers their salaries pursuant to employment and/or consulting agreements, as applicable. The Company adopted its 2022 Equity Incentive Plan on March 15, 2022 for the benefit of its management and employees. It has no other retirement, pension, profit sharing, stock option or insurance programs for the benefit of its management or employees.

The Company has entered into employment agreements with its executive officers who are a member of the Britt Family, and an employment agreement with Garry Lowenthal.

Employment Contracts and Termination of Employment

Julia Britt Employment Agreement

On March 15, 2022, we entered into an employment agreement with Mrs. Britt, providing for an annual base salary of not less than $156,000, plus benefits in accordance with our standard benefits package.  Mrs. Britt’s employment agreement also provides for an annual cash retention bonus in the amount of $150,000 should she remain employed with the Company through December 31 of each such year. If Mrs. Britt’s employment is terminated without cause or she terminates her employment for good reason (each as defined in her employment agreement), Mrs. Britt is entitled to an amount equal to the aggregate amount of her base salary for the twelve-month period preceding the termination date plus a pro rata cash retention bonus for the year in which the termination occurs, calculated by the number of days in the applicable year occurring on or before the termination date.

Kevin Britt Employment Agreement

On March 18, 2022, we entered into an employment agreement with Mr. Britt, providing for an annual base salary of not less than $182,000, plus benefits in accordance with our standard benefits package. Mr. Britt’s employment agreement provides for a performance-based option grant, which was memorialized in the Incentive Stock Option Milestone Grant issued to Kevin Britt included as an exhibit to this prospectus, which will vest upon the achievement of certain market capitalization and/or revenue growth milestones. If Mr. Britt’s employment is terminated without cause or he terminates his employment for good reason (each as defined in his employment agreement), Mr. Britt is entitled to an amount equal to the aggregate amount of his base salary for the twelve-month period preceding the termination date.

Garry Lowenthal Employment Agreement

Upon the closing of our initial public offering, an employment agreement with Mr. Lowenthal will be signed and become effective, providing for an annual base salary of not less than $165,000, plus benefits in accordance with our standard benefits package. Mr. Lowenthal is also eligible to receive performance bonuses determined by the year-over-year revenue growth rate of the Company. Subject to approval by the Board of Directors, Mr. Lowenthal shall receive equity compensation in the form of 150,000 stock options subject to the Company’s 2022 Equity Incentive Plan.

Directors and Director Compensation

The authorized number of directors of the Company is presently set at a minimum of one (1) and a maximum of seven (7).  Each director will serve for a term of one year that expires at the following annual stockholders' meeting, or until his or her successor is duly elected and qualified.  Each officer serves at the pleasure of the Board of Directors and until a successor has been qualified and appointed. Currently, the Company’s policy is that non-independent directors and management members of the Company will receive no remuneration for their services as directors, but that the Company will reimburse all directors for any expenses incurred in attending any directors meeting. Our independent directors consist of Andre Peschong.

Upon our initial public offering, independent and non-management members of our Board of Directors will receive cash remuneration for their services as a director as set forth below:

•$1,500 per quarter ($6,000 annually);

•$1,000 for attendance at the Company’s annual meeting of the stockholders;

•$1,000 per annum per committee chair;

•$500 for each committee meeting attended; and

•$500 for each board meeting attended.

In addition, such independent directors will be entitled to receive 30,000 stock options to purchase Class A common stock issued each year, vesting in equal quarterly installments over such year of board service. Such stock options shall have a five-year exercise period and contain cashless exercise options.

Elate Group, Inc. (“Elate Group”) acquired its sole current property interests from Kevin Britt and Julia Britt, the Company’s initial stockholders, in exchange for 1,000,000 shares of Elate Group’s common stock (the entire authorized capital of Elate Group at that time).

Elate Group’s sole current property interest consists of 100 units of limited liability company member interest (the “LLC Units”) in its wholly owned subsidiary Elate Moving, LLC, a Delaware limited liability company. The transfer of these LLC Units was effected by the execution and delivery of a contribution and exchange agreement in which Mr. Britt and Mrs. Britt agreed to transfer the LLC Units free and clear of liens and encumbrances, but otherwise made no other representations, warranties or indemnities. Mr. Britt and Mrs. Britt originally acquired these LLC Units as the sole members of Elate Moving, LLC, in 2013. Mr. Britt and Mrs. Britt believe that such transaction was commercially reasonable, however, there can be no assurance that the terms and conditions of the interest acquisition are as favorable to us as those that could have been obtained in true arms-length negotiations. Moreover, because Mr. Britt and Mrs. Britt will control the Company’s management, there can be no assurance that the Company would enforce a claim against Mr. Britt or Mrs. Britt arising out of any problem related to the acquisition.

Outstanding Equity Awards at Fiscal Year-End

On March 18, 2022 the Company granted stock 2,500,000 stock options to Mr. Britt with achievement-based milestones, all or none of which may be achieved in 2023, as set forth in the Incentive Stock Option Milestone Grant issued to Kevin Britt included as an exhibit to this prospectus. This is the only outstanding equity award as of December 31, 2022.

Director Compensation for the year ended December 31, 2022

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Kevin Britt	$-	$-	$-	$-	$-	$-	$-
Garry N. Lowenthal	$-	$-	$-	$-	$-	$-	$-
Andre Peschong(1)	$-	$-	$-	$-	$-	$-	$-

(1) Independent directors will receive monetary and equity compensation for service as directors following the Company’s initial public offering. See “Directors and Director Compensation.”

Director Compensation for the year ended December 31, 2021

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Kevin Britt	$-	$-	$-	$-	$-	$-	$-
Julia Britt(1)	$-	$-	$-	$-	$-	$-	$-
Garry N. Lowenthal	$-	$-	$-	$-	$-	$-	$-
Andre Peschong(2)	$-	$-	$-	$-	$-	$-	$-

(1) Julia Britt resigned as a director on December 16, 2021.

(2) Independent directors will receive monetary and equity compensation for service as directors following the Company’s initial public offering. See “Directors and Director Compensation.”

2022 Equity Incentive Plan

On March 15, 2022, our Board of Directors and stockholders adopted the Elate Group, Inc. 2022 Equity Incentive Plan (the “2022 Equity Incentive Plan”) pursuant to which equity-based incentives may be granted to participating employees, directors and consultants. The 2022 Equity Incentive Plan provides for an aggregate reserve of 7,500,000 shares of our Class A common stock. Pursuant to the 2022 Equity Incentive Plan, we offer three forms of equity awards:

•	incentive and nonqualified stock options;

•	restricted stock; and

•	restricted stock units.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In addition to the compensation arrangements with directors and executive officers described under “Executive Compensation,” the following is a description of each transaction that has occurred during our last three fiscal years, and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or any member of their immediate family or person sharing their household had or will have a direct or indirect material interest.

Subsequent to September 30, 2021, Kevin Britt and Julia Britt, the two members of Elate Moving, LLC (“Elate Moving”), received membership distributions from Elate Moving. In October 2021, Elate Moving became a wholly owned subsidiary of Elate Group, Inc. (“Elate Group”) through the exchange of 100% of the outstanding membership units (100 units) of Elate Moving held by Kevin Britt and Julia Britt, for 1,000,000 shares of common stock of Elate Group (the “Exchange”). Following the Exchange, Kevin Britt and Julia Britt became the only stockholders of Elate Group.

Following the Exchange, Kevin Britt and Julia Britt, each loaned Elate Group $485,000 in order to aid the operations of Elate Group. We issued promissory notes at a 5% per annum interest rate for a term of one-year representing, in aggregate, $970,000 of indebtedness. On October 4, 2022, the Company and each of Kevin Britt and Julia Britt entered into amendments to the promissory notes to extend the maturity dates to December 31, 2022. The Company repaid these notes, including all accrued interest under the notes in November 2022.

CFO Consulting Agreement

On December 16, 2021, we entered into a consulting agreement with Garry Lowenthal, pursuant to which Mr. Lowenthal agreed to serve as an outside Chief Financial Officer of the Company for an aggregate annual compensation in excess of $120,000. Mr. Lowenthal has agreed to transition from an outside consultant to an employee of the Company, and to enter into an employment agreement with us as our full-time Chief Financial Officer. See “Employment Contracts and Termination of Employment.”

Employment Agreements

Our Chief Executive Officer and Director, Kevin Britt, and our Chief Accounting Officer, Julia Britt, are the founding members and principal stockholders of our Company. Each of Mr. and Mrs. Britt have entered into employment agreements with the Company in which aggregate annual compensation will exceed $120,000. Upon the closing of our initial public offering, an employment agreement with our Chief Financial Officer and Director, Garry Lowenthal, will be signed and become effective, in which the aggregate annual compensation will exceed $120,000. See “Employment Contracts and Termination of Employment.”

Equity Awards

On March 18, 2022, the Company entered into an Incentive Stock Option Milestone Grant with Kevin Britt, pursuant to which Mr. Britt was granted 2,500,000 stock options with achievement-based milestones centering on certain market capitalization and/or revenue growth milestones of the Company. All or none of the milestones may be achieved in 2023, as further set forth in the Incentive Stock Option Milestone Grant issued to Kevin Britt included as an exhibit to this prospectus.

Policies and Procedures for Related Party Transactions

Our Board of Directors will adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant and a related person had or will have a direct or indirect material interest, as determined by our Board of Directors, including purchases of goods or services by or from the related person or entities in which the related person has a material interest and indebtedness, guarantees of indebtedness or employment by us of a related person. In reviewing any such proposal, our Board of Directors will be tasked to consider all relevant facts and circumstances, including the commercial reasonableness of the terms, the benefit or perceived benefit, or lack thereof, to us, opportunity costs of alternate transactions, the materiality and character of the related person’s direct or indirect interest and the actual or apparent conflict of interest of the related person.

All related party transactions described in this section occurred prior to adoption of this policy and, as such, these transactions were not subject to the approval and review procedures set forth in the policy.

PRINCIPAL STOCKHOLDERS

At the time of this offering, there are zero (0) record holders of Class B common stock and two (2) record holders of Class A common stock. The following table sets forth information regarding beneficial ownership of our Class A common stock and Class B common stock immediately prior to the initial public offering and after giving effect to the initial public offering, by:

•	each of the directors and named executive officers individually;

•	all directors and executive officers as a group; and

•	each person whom we know to own beneficially more than 5% of our Class A or Class B common stock.

The number of Class A Shares outstanding after this offering includes 1,250,000 Class A Shares and/or Pre-funded Warrants being offered for sale by us in this offering and assumes the exercise of any Pre-funded Warrants, but no exercise of the Underwriter Warrants or the Underwriter’s over-allotment option. The percentage of beneficial ownership for the following table is based on 3,750,000 shares of Class A common stock and 0 shares of Class B common stock outstanding immediately prior to the initial public offering, and 5,000,000 shares of Class A common stock (assuming the exercise of any Pre-funded Warrants) and 0 shares of Class B common stock outstanding after the completion of this offering and assumes no exercise of the Underwriter Warrants or the Underwriter’s over-allotment option.

Beneficial ownership for purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or have the right to acquire such powers within 60 days. Accordingly, the following table does not include options to purchase shares of our common stock that are not exercisable within the next 60 days. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Class A common stock or Class B common stock. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Elate Group, Inc., 305 Broadway, Floor 7, New York, New York 10007.

	Shares of Class A Common	Percentage of Shares of Class A Common Stock Beneficially Owned		Shares of Class B Common	Shares of Class B Common	Percentage of Shares of Class B Common Stock Beneficially Owned		Percentage of Total Voting Power Held
Name of Beneficial Owner	Stock Beneficially Owned	Before Offering(2)	After Offering(3)	Stock Beneficially Owned	Stock Offered Hereby	Before Offering(4)	After Offering(5)	Before Offering (6)	After Offering(7)
Named executive officers and directors(7):
Kevin Britt (1)	3,750,000	100%	75.00%	-	-	0%	0%	100%	75.00%
Julia Britt (1)	3,750,000	100%	75.00%	-	-	0%	0%	100%	75.00%

_____________________

(1)

This tables assumes that the members of the Britt Family are acting as a group and as a result have beneficial ownership over shares held by the other member (i.e., Kevin Britt’s beneficial shares reported include his and Julia Britt’s Class A common stock held collectively, and Julia Britt’s beneficial shares reported include hers and Kevin Britt’s Class A common stock held collectively).

(2)	Assumes 3,750,000 shares of Class A common stock issued and outstanding before this offering.
(3)	Assumes 5,000,000 shares of Class A common stock issued and outstanding following this offering.
(4)	Assumes 0 shares of Class B common stock issued and outstanding before this offering.
(5)	Assumes 0 shares of Class B common stock issued and outstanding following this offering.
(6)	Assumes Class A common stock has 3,750,000 total votes and Class B common stock has 0 total votes (for a total of 3,750,000 votes) before this offering.
(7)	Assumes Class A common stock has 5,000,000 total votes and Class B common stock has 0 total votes (for a total of 5,000,000 votes) following this offering.

	Shares of Class A Common	Percentage of Shares of Class A Common Stock Beneficially Owned		Shares of Class B Common	Shares of Class B Common	Percentage of Shares of Class B Common Stock Beneficially Owned		Percentage of Total Voting Power Held
Name of Beneficial Owner	Stock Beneficially Owned	Before Offering(1)	After Offering(2)	Stock Beneficially Owned	Stock Offered Hereby	Before Offering(4)	After Offering(5)	Before Offering(6)	After Offering(7)
All directors and executive officers as a group (2 persons)	3,750,000	100%	75.00%	-	-	0%	0%	100%	75.00%
Other greater than 5% Stockholders:	-	-	-	-	-	-	-	-	-

(1)	Assumes 3,750,000 shares of Class A common stock issued and outstanding before this offering.
(2)	Assumes 5,000,000 shares of Class A common stock issued and outstanding following this offering.
(4)	Assumes 0 shares of Class B common stock issued and outstanding before this offering.
(5)	Assumes 0 shares of Class B common stock issued and outstanding following this offering.
(6)	Assumes Class A common stock has 3,750,000 total votes and Class B common stock has 0 total votes (for a total of 3,750,000 votes) before this offering.
(7)	Assumes Class A common stock has 5,000,000 total votes and Class B common stock has 0 total votes (for a total of 5,000,000 votes) following this offering.

DESCRIPTION OF SECURITIES

The following descriptions are summaries of the material terms of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws that will be in effect at or prior to the consummation of this offering and the terms of any securities. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, forms of which are exhibits to the registration statement of which this prospectus is a part, and applicable law including the Delaware General Corporation Law (“DGCL”).

General

Following completion of this offering, our authorized capital stock will consist of 48,000,000 shares of Class A common stock, $0.0001 par value per share, 2,000,000 shares of Class B common stock, $0.0001 par value per share and 1,000,000 shares of preferred stock, $0.0001 par value per share. As of October 11, 2023, there were 2 holders of record of common stock.

Upon completion of this offering 5,000,000 shares of Class A common stock (assuming exercise of any Pre-funded Warrants sold in the offering) and 0 shares of Class B common stock will be issued and outstanding, which excludes:

•	2,500,000 shares of Class A common stock issuable upon exercise of outstanding options;
•	187,500 shares of Class A Shares and/or Pre-funded Warrants (and the Class A common stock issuable thereunder) in the Underwriter’s over-allotment option; and
•	62,500 shares of Class A common stock issuable upon exercise of the Underwriter Warrants.

Class A Common Stock

Class A common stock outstanding. Upon completion of this offering, there will be 5,000,000 shares of Class A common stock outstanding, assuming no exercise of the Underwriter Warrants or Underwriter’s over-allotment option, after giving effect to the sale of Class A Shares and/or Pre-funded Warrants offered in this offering (assuming exercise of the Pre-funded Warrants). All outstanding shares of Class A common stock are fully paid and non-assessable. The Britt Family will beneficially own 3,750,000 outstanding shares of Class A common stock upon completion of this offering.

Voting rights. The holders of Class A common stock are entitled to one vote per share on all matters to be voted upon by our stockholders, except for the election of Class B Directors. Our Class A stockholders and Class B stockholders, if any, will vote together as a single group on all matters (including the election of directors that are not classified as Class B Directors in our Amended and Restated Certificate of Incorporation) submitted to a vote of stockholders, except as otherwise expressly provided for in our Amended and Restated Certificate of Incorporation or required by applicable law.

Conversion. Our Class A common stock is not convertible into any other shares of our capital stock.

Class B Common Stock

Class B common stock outstanding. Upon completion of this offering, there will be 0 shares of Class B common stock outstanding.

Voting rights. A holder of Class B common stock is entitled to ten votes per share on all matters to be voted upon by our stockholders.

Conversion. Any outstanding shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis upon any transfer of Class B common stock to a third party, whether or not for value and whether voluntary or involuntary. We shall at all times reserve and keep available out of our authorized but unissued shares of Class A common stock a number of shares of Class A common stock sufficient to effect the conversion of all then outstanding shares of Class B common stock. Our Class B common stock is not and will not be listed for trading on any national stock exchange. Therefore, no trading market is expected to develop in our Class B common stock.

Other Rights of Class A Common Stock and Class B Common Stock Generally

Except as otherwise provided in our Amended and Restated Certificate of Incorporation or as required by applicable law, the rights of the holders of Class A common stock and Class B common stock are identical, except for the voting rights and conversion, as described above.

Distribution rights. Subject to preferences that may be applicable to any outstanding preferred stock and except as otherwise provided in the Amended and Restated Certificate of Incorporation, the holders of Class A common stock and Class B common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See “Dividend Policy.” However, a different dividend per share of Class A common stock and Class B common stock may be made if such different dividend is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of both Class A common stock and Class B common stock, each voting as a separate group. Also, see “Merger or consolidation” below.

Rights upon liquidation. In the event of any dissolution, liquidation or winding up of the company, the holders of Class A common stock and Class B common stock are entitled to share ratably in all assets and funds remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. However, a different distribution per share of Class A common stock and Class B common stock may be made if such different distribution is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of both Class A common stock and Class B common stock, each voting as a separate group.

Subdivision or combination. Shares of Class A common stock and Class B common stock may not be subdivided or combined unless the shares of the other class are concurrently therewith proportionately subdivided or combined in the manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A common stock and Class B common stock on the record date of such subdivision or combination. However, the shares of one class may be subdivided or combined in a different or disproportionate manner if such subdivision or combination is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of both Class A common stock and Class B common stock, each voting as a separate group.

Merger or consolidation. In the case of any distribution or payment in respect of the shares of Class A common stock and Class B common stock upon the consolidation or merger of the company with or into any other entity, such distribution or payment shall be made ratably on a per share basis among the holders of Class A common stock and Class B common stock as a single class. However, shares of one such class may receive different or disproportionate distributions or payments in connection with such merger or consolidation if (i) the only difference in the per share distribution to the holders of the Class A common stock and Class B common stock is that any securities distributed to a holder of a share of Class B common stock have ten times the voting power of any securities distributed to the holder of Class A common stock or (ii) such merger or consolidation is approved by the affirmative vote of the holders of a majority of the outstanding shares of both Class A common stock and Class B common stock, each voting as a separate group.

Other rights. The holders of our Class A common stock and Class B common stock have no preemptive, subscription or conversion rights, other than the conversion of Class B common stock into Class A common stock on a one-for-one basis. There are no redemption or sinking fund provisions applicable to the Class A common stock and Class B common stock. The rights, preferences and privileges of holders of our Class A common stock and Class B common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred Stock

Our Board of Directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Class B common stock. At present, we have no plans to issue any preferred stock.

Pre-funded Warrants to be Issued in This Offering

The following summary of certain terms and provisions of the Pre-funded Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of, the Pre-funded Warrant. Prospective investors should carefully review the terms and provisions of the form of Pre-funded Warrant for a complete description of the terms and conditions of the Pre-funded Warrants.

Pre-funded. The term “pre-funded” refers to the fact that the purchase price of our Class A Shares in this offering includes almost the entire exercise price that will be paid under the Pre-funded Warrants, except for a nominal remaining exercise price of $0.001. The purpose of the Pre-funded Warrants is to enable investors that may have restrictions on their ability to beneficially own more than 4.99% (or, upon election of the holder, 9.99%) of our outstanding shares of Class A common stock following the consummation of this offering the opportunity to make an investment in the Company without triggering their ownership restrictions, by receiving Pre-funded Warrants in lieu of our Class A Shares which would result in such ownership of more than 4.99% (or 9.99%), and receive the ability to exercise their option to purchase the shares underlying the Pre-funded Warrants at such nominal price at a later date.

Duration. The Pre-funded Warrants offered hereby will entitle the holders thereof to purchase our Class A Shares at a nominal exercise price of $0.001 per share, commencing immediately. There is no expiration date for the Pre-funded Warrants.

Exercise Limitation. A holder will not have the right to exercise any portion of the Pre-funded Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our shares of Class A common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-funded Warrants. However, any holder may increase or decrease such percentage (up to 9.99%), provided that any increase will not be effective until the 61st day after such election. It is the responsibility of the holder to determine whether any exercise would exceed the exercise limitation.

Exercise Price. The Pre-funded Warrants will have an exercise price of $0.001. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the Pre-funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

Absence of Trading Market. There is no established trading market for the Pre-funded Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the Pre-funded Warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of the Pre-funded Warrants will be limited.

Fundamental Transactions. In the event of a fundamental transaction, generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation, merger, amalgamation or arrangement with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group, other than the Britt Family, becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holder will have the right to receive, for each s Class A Share that would have been issuable upon such exercise immediately prior to the occurrence of such fundamental transaction, the number of shares of the successor or acquiring corporation or of us if we are the surviving corporation, and any additional consideration receivable as a result of such fundamental transaction by a holder of the number of shares for which the Pre-funded Warrant was exercisable immediately prior to such fundamental transaction.

No Rights as a Stockholder. Except as otherwise provided in the Pre-funded Warrants or by virtue of such holder’s ownership of our Class A Shares, the holder of Pre-funded Warrants does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the Pre-funded Warrant.

Choice of Law and Forum. The Pre-funded Warrants provide that all questions concerning the construction, validity, enforcement and interpretation of the Pre-funded Warrants shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. The Pre-funded Warrants further provide that the exclusive forum for all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by the Pre-funded Warrants shall be state and federal courts sitting in the City of New York, Borough of Manhattan. Notwithstanding the foregoing, the governing law and exclusive forum provisions contained in the Pre-funded Warrants expressly do not apply to any actions arising under the federal securities laws and nothing therein limits or restricts any federal district court in which a holder may bring a claim under the federal securities laws.

Election and Removal of Directors; Vacancies

Our Board of Directors will consist of a minimum of one (1) director and a maximum of seven (7) directors. The exact number of directors will be fixed from time to time by resolution of the Board of Directors. In accordance with our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws, each of our directors will serve for a one-year term or until his or her successor is duly elected and qualified. At each annual meeting of our stockholders, our stockholders will elect the members of our Board of Directors. There will be no limit on the number of terms a director may serve on our Board of Directors.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our Amended and Restated Certificate of Incorporation provides otherwise. Our Amended and Restated Certificate of Incorporation does not provide for cumulative voting for the election of directors.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless prohibited by our Amended and Restated Certificate of Incorporation. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws do not prohibit stockholder action by written consent for any action that may be taken at a stockholders’ meeting if written consents are submitted and signed by stockholders entitled to vote at a meeting with voting power not less than the minimum number of votes entitled to vote on such action were a meeting to vote on such action to be held.

Stockholder Meetings

Our Amended and Restated Bylaws provide that special meetings of stockholders may be called only by our Board of Directors or our chief executive officer or the Britt Family prior to the Britt Family controlling less than 35% of the outstanding voting percentage of Company common stock, or if a Director shall be elected at such meeting, by any stockholder of record entitled to cast a vote for our Board of Directors.

Amendment of Amended and Restated Certificate of Incorporation

The affirmative vote of holders of more than 50% of the voting power of our outstanding shares of common stock will generally be required to amend provisions of our Amended and Restated Certificate of Incorporation.

Amendment of Amended and Restated Bylaws

Our Amended and Restated Bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of our directors; or

•	the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of voting stock.

Other Limitations on Stockholder Actions

Our Amended and Restated Bylaws will also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentment at such a meeting, and such notice must be accompanied with the following information:

•a brief description of the business desired to be brought before the meeting of stockholders and the reasons for conducting such business at the meeting;

•with respect to the stockholder proposing such business:

•the name and address, as they appear on our books and records;

•the class and number of shares owned (beneficially or of record) or any other type of ownership, including but not limited to, through any derivative instrument or a proxy, contract or other arrangement that gives the stockholder the right to vote any of our shares;

•information of such stockholder that would be required to be disclosed in a proxy statement or other filings in accordance with applicable SEC regulations;

•a representation that such stockholder is a holder of record of stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such proposed business; and

•any interest of the stockholder in such business.

To be timely, a stockholder must generally deliver notice:

•to the Secretary of the company at our principal office; and

•not later than the close of business on the 90th day prior to, and not earlier than the close of business on the 120th day in advance of the anniversary of, the annual meeting of stockholders held in the prior year.

Limitation of Liability of Directors and Officers

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for indemnification of our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director which (i) were in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled.

The DGCL also prohibits limitations on director liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of our Company and our stockholders (through stockholders’ derivative suits on behalf of our Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the U.S.

As a result, our stockholders do not have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. Our Amended and Restated Bylaws contain indemnification provisions that are substantially similar to the statutory indemnification provisions.

Forum Selection

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as amended, provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws, as amended, (iv) any action to interpret, apply, enforce or determine the validity of our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws, as amended or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our certificate of incorporation described in the preceding sentence.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, as amended, inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Under the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as amended, to the fullest extent permitted by law, this exclusive forum provision will apply to state and federal law claims, including claims under the federal securities laws (which includes the Securities Act and the Exchange Act), however, stockholders of the Company will not be deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder. The enforceability of similar forum selection provisions in the governing documents of other companies has been challenged in legal proceedings, and it is possible that in connection with claims arising under federal securities laws or otherwise, a court may find the exclusive forum provision contained in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, as amended, to be inapplicable or unenforceable.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

So long as the Class A common stock held by the Britt Family represent a majority of the voting power of common stock, the Britt Family will effectively control all matters submitted to our stockholders for a vote, as well as the overall management and direction of the company, which may have the effect of delaying, deferring or discouraging another person from acquiring control of the company. After such time as the shares of our Class A common stock held by the Britt Family no longer represent a majority of the voting power of our common stock, the provisions of Delaware law, our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of the company.

Some provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Anti-Takeover Provisions of the Delaware General Corporation Law

Delaware Anti-Takeover Statutes

We have elected to be governed by Section 203 of the Delaware General Corporation Law (“DGCL”), an anti-takeover law, which we refer to as “Section 203.” This law prohibits a publicly held Delaware corporation from engaging under certain circumstances in a business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include: any merger or consolidation involving us and the interested stockholder; any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder; in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through us. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. We have opted to be governed by this provision and, accordingly, we will be subject to any anti-takeover effects of Section 203.

Listing

We have applied to list our Class A common stock on NASDAQ under the symbol “ELGP”.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is Colonial Stock Transfer Co, Inc.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF THE SECURITIES

The following discussion is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Class A Shares and/or Pre-funded Warrants, which we refer to collectively as the securities, issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of the securities. This discussion also does not take into account or address any impact from the recently enacted tax legislation. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of the securities.

This discussion is limited to holders that hold the securities as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•U.S. expatriates and former citizens or long-term residents of the United States;

•persons subject to the alternative minimum tax;

•persons holding the securities as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•banks, insurance companies, and other financial institutions;

•brokers, dealers or traders in securities;

•real estate investment trusts or regulated investment companies;

•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•tax-exempt organizations or governmental organizations;

•persons deemed to sell the Securities under the constructive sale provisions of the Code;

•persons for whom our common stock constitutes “qualified small business stock” within the meaning of Section 1202 of the Code;

•persons who hold or receive the Securities pursuant to the exercise of any employee stock option or otherwise as compensation; and

•tax-qualified retirement plans.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the securities, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding the Securities and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SECURITIES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

In determining their tax basis for the Class A Shares and/or Pre-funded Warrants, holders of securities should allocate their purchase price for the Class A Shares and/or Pre-funded Warrants on the basis of their relative fair market values at the time of issuance. The Company does not intend to advise holders of the securities with respect to this determination, and holders of the securities are advised to consult their tax and financial advisors with respect to the relative fair market values of the Class A Shares and/or Pre-funded Warrants for U.S. federal income tax purposes.

Tax Considerations Applicable to U.S. Holders

Definition of a U.S. Holder

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of the securities that, for U.S. federal income tax purposes, is:

•an individual who is a citizen or resident of the United States;

•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more United States persons (within the meaning of Section 7701(a)(30) of the Code), or (2) has made a valid election under applicable Treasury Regulations to continue to be treated as a United States person.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions on our common stock, such distributions of cash or property on our common stock will constitute dividends to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Dividends received by a corporate U.S. Holder may be eligible for a dividends received deduction, subject to applicable limitations. Dividends received by certain non-corporate U.S. Holders, including individuals, are generally taxed at the lower applicable capital gains rate provided certain holding period and other requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital and first be applied against and reduce a U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below in the section relating to the sale or disposition of our common stock.

Cash distributions paid on the Pre-funded Warrants, on an “as-converted” basis, if any, are subject to substantially the same tax consequences as described in the preceding paragraph for common stock; however, distributions received in respect of a Pre-funded Warrant may not qualify for the lower tax rates applicable to qualified dividend income. U.S. holders should consult their own tax advisors regarding the property treatment of any distributions paid on the Pre-funded Warrants.

Sale or Other Taxable Disposition of Class A Shares

Upon the sale, exchange or other taxable disposition of the Class A Shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the Class A Shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in such Class A Shares is more than one year at the time of the sale, exchange or other taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally will be subject to reduced rates of U.S. federal income tax. The deductibility of capital losses is subject to certain limitations.

Sale or Other Disposition, or Exercise of Pre-funded Warrants

Upon the sale or other disposition of a Pre-funded Warrant (other than by exercise), a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s tax basis in the Pre-funded Warrant. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in such Pre-funded Warrant is more than one year at the time of the sale or other disposition. The deductibility of capital losses is subject to certain limitations.

In general, a U.S. Holder will not be required to recognize income, gain or loss upon exercise of a Pre-funded Warrant for its exercise price. A U.S. Holder’s tax basis in a share of common stock received upon exercise of Pre-funded Warrants will be equal to the sum of (i) the U.S. Holder’s tax basis in the Pre-funded Warrants exchanged therefor and (ii) the exercise price of such Pre-funded Warrants. A U.S. Holder’s holding period in the Class A Shares received upon exercise will commence on the day after such U.S. Holder exercises the Pre-funded Warrants.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives payments on the Class A common stock or receives proceeds from the sale or other taxable disposition of Class A Shares or Pre-funded Warrants. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•furnishes an incorrect taxpayer identification number;

•is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Considerations Applicable to Non-U.S. Holders

Definition of a Non-U.S. Holder

A “non-U.S. holder” means a beneficial owner of our securities that is a person or entity (other than an entity treated as a partnership for U.S. federal income tax purposes) that, for U.S. federal income tax purposes, is:

•a non-resident alien individual, other than certain former citizens and residents of the U.S. subject to tax as expatriates;

•a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of a jurisdiction other than the U.S. or any state or political subdivision thereof or the District of Columbia; or

•an estate or trust, other than an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. holder” does not include an individual who is present in the U.S. for 183 days or more in the taxable year of the disposition of such individual’s securities and is not otherwise a resident of the U.S. for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the disposition of our securities.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our securities, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are such an entity or arrangement holding our securities, or a partner in such an entity or arrangement, you should consult your own tax advisors regarding the purchase, ownership and disposition of our securities.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A Shares, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “Tax Considerations Applicable to Non-U.S. Holders—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our Class A Shares will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition of Class A Shares or Pre-funded Warrants

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A Shares unless:

•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); or

•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met,

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Treatment of Pre-funded Warrants

Although it is not entirely free from doubt, a Pre-funded Warrant should be treated as a Class A Share for U.S. federal income tax purposes and a holder of Pre-funded Warrants should generally be taxed in the same manner as a holder of Class A Shares, as described below. Accordingly, no gain or loss should be recognized upon the exercise of a Pre-funded Warrant and, upon exercise, the holding period of a Pre-funded Warrant should carry over to the Class A Shares received. Similarly, the tax basis of the Pre-funded Warrant should carry over to the Class A Shares received upon exercise, increased by the exercise price of $0.001. Each holder should consult his, her or its own tax advisor regarding the risks associated with the acquisition of Pre-funded Warrants pursuant to this offering (including potential alternative characterizations).

FATCA Withholding

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as FATCA), payments of dividends on and the gross proceeds of dispositions of our Class A common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed U.S. Treasury regulations promulgated by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed Treasury regulations until final Treasury regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of our Class A Shares. An intergovernmental agreement between the U.S. and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our Class A Shares.

Information Reporting and Backup Withholding

Amounts treated as payments of dividends on our Class A common stock paid to a non-U.S. holder and the amount of any U.S. federal tax withheld from such payments generally must be reported annually to the IRS and to such non-U.S. holder by the applicable withholding agent.

The additional information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on our Class A common stock to a non-U.S. holder if such non-U.S. holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Proceeds from the sale, exchange or other disposition of our Class A Shares by a non-U.S. holder effected outside the U.S. through a non-U.S. office of a non-U.S. broker generally will not be subject to the information reporting and backup withholding rules that apply to payments to certain U.S. persons, provided that the proceeds are paid to the non-U.S. holder outside the U.S. However, proceeds from the sale, exchange or other disposition of our Class A Shares by a non-U.S. holder effected through a non-U.S. office of a non-U.S. broker with certain specified U.S. connections or a U.S. broker generally will be subject to these information reporting rules (but generally not to these backup withholding rules), even if the proceeds are paid to such non-U.S. holder outside the U.S., unless such non-U.S. holder certifies under penalties of perjury that it is not a U.S. person (for instance, by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of our Class A Shares by a non-U.S. holder effected through a U.S. office of a broker generally will be subject to these information reporting and backup withholding rules unless such non-U.S. holder certifies under penalties of perjury that it is not a U.S. person (for instance, by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability, if any, and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, our Class A Shares generally will be treated as U.S. situs property subject to U.S. federal estate tax.

CERTAIN ERISA CONSIDERATIONS

The following discussion is a summary of certain considerations associated with the purchase of our Class A Shares by (i) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (ERISA), (ii) plans, individual retirement accounts, and other arrangements that are subject to Section 4975 of the Code, or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, which we refer to collectively as Similar Laws, and (iii) entities whose underlying assets are considered to include “plan assets,” as defined by ERISA, of any such plans, accounts and arrangements, each of which we refer to as a Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans which are subject to Title I of ERISA or Section 4975 of the Code, which we refer to as ERISA Plans, from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Any fiduciary that proposes to cause an ERISA Plan to purchase the Class A Shares should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Because of the nature of our business as an operating company, it is not likely that we would be considered a party in interest or a disqualified person with respect to any ERISA Plan. However, a prohibited transaction within the meaning of ERISA and the Code may result if our Class A Shares is acquired by an ERISA Plan to which an underwriter is a party in interest and such acquisition is not entitled to an applicable exemption, of which there are many. In addition, in considering an investment in the Class A Shares of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

By acceptance of the Class A Shares, each purchaser and subsequent transferee of the Class A Shares will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the Class A Shares constitutes assets of any Plan or (ii) the purchase and holding of the Class A Shares by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

Purchasers of the Class A Shares have exclusive responsibility for ensuring that their acquisition and holding of the Class A Shares does not violate the fiduciary or prohibited transaction rules of ERISA or the Code, or any similar provision of applicable Similar Laws. The foregoing discussion is general in nature and is not intended to be all-inclusive and is based on laws in effect on the date of this prospectus. Such discussion should not be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our Class A Shares on behalf of, or with the assets of, any ERISA Plan or any Plan subject to any Similar Law, consult with their counsel regarding the matters described herein.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A Shares. Future sales of substantial amounts of our Class A Shares in the public market, including shares issued upon exercise of outstanding options, Pre-funded Warrants, or the perception that such sales might occur could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A Shares in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

After completion of this offering, we will have 5,000,000 shares of Class A common stock outstanding (assuming exercise of any Pre-funded Warrants sold in the offering, but excluding the Underwriter’s over-allotment option). All of the Class A Shares and/or Pre-funded Warrants sold in this offering, plus any Class A Shares and/or Pre-funded Warrants sold upon exercise of the Underwriter’s over-allotment option, will be freely tradable without restrictions or further registration under the Securities Act, unless the Class A Shares and/or Pre-funded Warrants are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Any Class A Shares and/or Pre-funded Warrants owned by our affiliates may not be resold except in compliance with Rule 144 volume limitations, manner of sale and notice requirements, pursuant to another applicable exemption from registration or pursuant to an effective registration statement. The Class A Shares issuable to our affiliate Class A stockholders will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 under the Securities Act. This rule is summarized below.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares of our Class A common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned the shares proposed to be sold for at least one year, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144. Persons who have beneficially owned restricted shares of our Class A common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the number of shares of our Class A common stock then outstanding; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Class A Common Stock Issuable Upon Conversion of Class B Common Stock

After completion of this offering, 0 shares of our Class B common stock will be outstanding. Each share of Class B common stock would automatically convert into shares of our Class A common stock on a one-for-one basis if such shares of Class B common stock are transferred to any third person or entity. The Class B common stock repurchased by us has been retired.

Lock-Up Agreements

We, our directors and executive officers, and certain holders of our outstanding common stock, including the Britt Family, will enter into lock-up agreements in connection with this offering and will agree, subject to certain exceptions, not to sell, dispose of or hedge any of our Class A Shares or securities convertible into or exchangeable for shares of our Class A Shares, without, in each case, the prior written consent of Aegis Capital Corp. The lock-up agreements expire 180 days after the closing date of this offering, subject to extension upon the occurrence of specified events. For further details, see “Underwriting.”

Upon the expiration of the lock-up agreements in connection with this offering, up to an additional [        ] shares of Class A Shares (or securities convertible into or exercisable or exchangeable for Class A common stock) will be eligible for sale in the public market, of which shares are held by directors, executive officers and other affiliates and will be subject to volume, manner of sale and other limitations under Rule 144.

Stock Options

Of the 7,500,000 shares of Class A common stock reserved under the 2022 Equity Incentive Plan, 5,000,000 shares of Class A common stock are available for future option grants.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of Class A common stock issuable pursuant to our 2022 Equity Incentive Plan. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us, or the contractual restrictions described below.

Rule 701

In general, under Rule 701 of the Securities Act, or Rule 701, as currently in effect, any of our directors, officers, employees, consultants or advisors who purchase shares of Class A common stock from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering, or who purchased shares of Class A common stock from us after that date upon the exercise of options granted before that date, in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such person is an affiliate, such sale may be made under Rule 144 without compliance with its six-month minimum holding period, but subject to the other Rule 144 restrictions described above.

UNDERWRITING

Aegis Capital Corp., or Aegis, is acting as the underwriter and the book-running manager of this offering. Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement, of which this prospectus forms a part, the underwriter named below has agreed to purchase from us the number of Class A Shares and Pre-funded Warrants shown opposite its name below:

Underwriter	Number of Class A Shares	Number of Pre-funded Warrants
Aegis Capital Corp.
Total

The Underwriter is committed to purchase all of the Class A Shares and Pre-funded Warrants offered by us, other than those covered by the over-allotment option to purchase additional Class A Shares and/or Pre-funded Warrants described below. The obligations of the Underwriter may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the Underwriter’s obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the Underwriter of officers’ certificates and legal opinions.

The Underwriter is offering the Class A Shares and Pre-funded Warrants subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement.

We have granted the Underwriter an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the Underwriter to purchase up to an aggregate of to 187,500 additional Class A Shares and/or Pre-funded Warrants, representing 15% of the Class A Shares and/or Pre-funded Warrants sold in the offering. The purchase price to be paid per additional Class A Share will be equal to the public offering price of one Class A Share, less the underwriting discount. The purchase price to be paid per Pre-funded Warrant will be equal to the public offering price of one Class A Share, less the $0.001 exercise price of such Pre-funded Warrant and the underwriting discount.

Underwriting Commissions and Discounts and Expenses

The following table shows the per share and total underwriting discounts and commissions we will pay to Aegis. These amounts are shown assuming both no exercise and full exercise of the Underwriter’s over-allotment option.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$4.00	5,000.000	5,750,000
Underwriting discounts and commissions to be paid by us (7.0%)	$(0.28)	(350,000)	(402,500)
Non-accountable expense allowance (1.0%)(1)	$(0.04)	(50,000)	(57,500)
Proceeds, before expenses, to us	$3.68	4,600,000	5,290,000
Less: Offering Expenses		(613,288)	(613,288)
Net Proceeds to us		3,986,712	4,676,712

(1)	We have agreed to pay a non-accountable expense allowance to Aegis equal to 1.0% of the gross proceeds received in this offering.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions and a 1.0% non-accountable expense allowance, will be approximately $613,288, including reimbursement to the Underwriter for certain of its expenses, including “roadshow”, diligence, and reasonable legal fees and disbursements, in an amount not to exceed $100,000 in the aggregate.

As additional compensation to Aegis, upon consummation of this offering, we will issue to Aegis, or its designees, warrants to purchase an aggregate number of Class A Shares equal to 5.0% of the number of Class A Shares issued in this offering (including Class A Shares underlying the Pre-funded Warrants, but excluding Class A Shares or Class A Shares underlying the Pre-funded Warrants sold through the exercise of the Underwriter’s over-allotment option), at an exercise price per share equal to 125.0% of the initial public offering price of the Class A Shares, the “Underwriter Warrants.” The Underwriter Warrants and the underlying Class A Shares will not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Underwriter Warrants by any person for a period of 180 days beginning on the date of commencement of sales of the offering in compliance with FINRA Rule 5110.

The Underwriter Warrants will be exercisable from the date that is six months from the commencement of the sales of the offering and will expire four years and six months after such date in compliance with FINRA Rule 5110(g)(8)(A). Furthermore, such Underwriter Warrants shall be exercisable on a cash basis, provided that if a registration statement registering the Class A Shares underlying the Underwriter Warrants is not effective, the Underwriter Warrants may be exercised on a cashless basis. In addition, (i) the Underwriter Warrants do not have more than one demand registration right at our Company’s expense in compliance with FINRA Rule 5110(g)(8)(B); (ii) the Underwriter Warrants do not have a demand registration right with a duration of more than five years from the commencement of sales of the public offering in compliance with FINRA Rule 5110(g)(8)(C); (iii) the Underwriter Warrants do not have piggyback registration rights with a duration of more than seven years from the commencement of sales of the public offering in compliance with FINRA Rule 5110(g)(8)(D); and (iv) the Underwriter Warrants have anti-dilution terms that are consistent with FINRA Rule 5110(g)(8)(E) and (F).

Over-Allotment Option

We have granted to the Underwriter an option to purchase up to 187,500 additional Class A Shares and/or Pre-funded Warrants (15% of the Class A Shares and/or Pre-funded Warrants sold in the offering). The Underwriter may exercise this option in whole or in part at any time within forty-five (45) days after the date of the offering. The purchase price to be paid per additional Class A Share or Pre-funded Warrants will be equal to the initial public offering price of a Class A Share, less the underwriting discount, and in the case of a Pre-funded Warrant, less the $0.001 exercise price.

Stabilization

In accordance with Regulation M under the Exchange Act, the Underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our Class A Shares, including short sales and purchases to cover positions created by short positions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making.

•

Short positions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

•

Syndicate covering transactions involve purchases of our Class A common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. If the underwriters sell more shares than could be covered by the underwriters’ option to purchase additional shares, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in our Class A common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase our Class A common stock until the time, if any, at which a stabilizing bid is made.

These activities may have the effect of raising or maintaining the market price of our Class A Shares or preventing or retarding a decline in the market price of our Class A Shares. As a result of these activities, the price of our Class A Shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the Underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A Shares. In addition, neither we nor the Underwriter make any representation that Aegis will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Offering Price Determination

The public offering price was negotiated between Aegis and us. In determining the public offering price of our Class A Shares, Aegis considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies, as well as the recent market price of our Class A Shares.

Indemnification

We have agreed to indemnify Aegis, its affiliates, and each person controlling Aegis against any losses, claims, damages, judgments, assessments, costs, and other liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of the offering, undertaken in good faith.

Discretionary Accounts

The Underwriter has informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of five (5)% of the shares of our Class A Shares being offered in this offering.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, the Company’s executive officers, directors, employees and holders of at least 10% of the Company’s common stock and securities exercisable for or convertible into its common stock outstanding immediately upon the closing of this offering, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any Class A Shares or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the Underwriter, for a period of one hundred eighty (180) days from the closing date of the offering.

Other Relationships

Aegis may release, or authorize us to release, as the case may be, the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In connection with our initial public offering, we will enter into an underwriting agreement with Aegis pursuant to which we will pay Aegis an aggregate of $400,000.00 in commissions and non-accountable expenses (assuming no exercise of the Underwriter’s over-allotment option). In addition, we issued Aegis the Underwriter Warrants to purchase five percent (5%) of the Class A Shares (including Class A Shares underlying the Pre-funded Warrants, but excluding the Class A Shares sold through (or underlying any Pre-funded Warrants sold through) the exercise of the Underwriter’s over-allotment option) issued in this offering at an exercise price per share equal to 125% of the initial public offering price. The Underwriter Warrants will be exercisable from the date that is six months from the commencement of the sales of the offering and will expire on the date that is five years from the commencement of the sales of the offering in compliance with FINRA Rule 5110(g)(8)(A).

Offer restrictions outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who come into possession of this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Securities Issuance Standstill

We have agreed, for a period of eighteen (18) months following the closing date of this offering, that we will not, without the prior written consent of the Underwriter, issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Class A common stock or share equivalents except for the adoption of an equity incentive plan and the grant of awards or equity pursuant to any equity incentive plan, and the filing of a registration statement on Form S-8 and the issuance of equity securities in connection with an acquisition or a strategic relationship, which may include the sale of equity securities.  In no event should any equity transaction within this period result in the sale of equity at an offering price to the public less than that of the offering referred herein.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by the Underwriter participating in the offering.

LEGAL MATTERS

The validity of the issuance of the Class A Shares offered hereby will be passed upon for us by Buchalter, A Professional Corporation, Los Angeles, California. The Underwriter has been represented by Kaufman & Canoles, P.C., Richmond, Virginia.

EXPERTS

The financial statements as of December 31, 2022 and 2021, included in this prospectus, have been audited by Macias Gini & O’Connell, LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A Shares offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its Class A common stock, reference is made to the registration statement and the exhibits, and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, is available on our website at https://elatemoving.com. The information contained in, or accessible through, our website, however, should not be considered a part of this prospectus and has not been incorporated by reference. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov., from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

As a result of the offering, we will become subject to the informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm.

ELATE GROUP, INC.

(FORMERLY ELATE MOVING LLC)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

AND FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022 (UNAUDITED)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders’ of Elate Group, Inc.

Elate Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Elate Group, Inc. (formerly Elate Moving LLC) (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (U.S.) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Macias Gini & O’Connell LLP

We have served as the Company’s auditor since 2020

Irvine, CA

April 25, 2023

ELATE GROUP, INC.

(FORMERLY ELATE MOVING LLC)

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2023	As of December 31, 2022	As of December 31, 2021
	(unaudited)	(audited)	(audited)
Assets:
Current assets
Cash and cash equivalents	$516,816	$430,180	$866,922
Accounts receivable, net	278,984	82,400	271,585
Prepaid expenses and other current assets	20,163	24,808	45,149
Total current assets	815,963	537,388	1,183,656

Deferred offering costs	521,097	484,574	209,895
Property and equipment, net	426,603	458,970	405,538
Right of use asset	728,338	860,990	-
Total assets	$2,492,001	$2,341,922	$1,799,089

Liabilities and Stockholders' Equity:
Current liabilities
Accounts payable	$311,375	$279,802	$91,699
Accrued liabilities	752,629	586,322	207,073
Right of use liabilities	266,816	264,223	-
Notes payable	76,503	66,395	970,000
Total current liabilities	1,407,323	1,196,742	1,268,772

Long term liabilities
Notes payable, net of current portion	136,984	184,670	90,000
Right of use liabilities, net of current portion	461,522	596,767	-
Deferred tax liabilities	7,923	7,923	103,700
Total liabilities	2,013,752	1,986,102	1,462,472

Commitments and contingencies

Stockholders' Equity:
Class A common stock, $0.0001 par value, 48,000,000 shares authorized; 3,750,000 issued and outstanding at June 30, 2023 and December 31, 2022 and 2021	375	375	375
Class B common stock, $0.0001 par value, 2,000,000 shares, 1,500,000 issued and outstanding at June 30, 2023 and December 31, 2022 and 2021	150	150	150
Additional paid-in capital	469,115	287,922	-
Retained earnings	8,609	67,373	336,092
Total stockholders' equity	478,249	355,820	336,617
Total liabilities and stockholders' equity	$2,492,001	$2,341,922	$1,799,089

The accompanying notes are an integral part of these consolidated financial statements.

ELATE GROUP, INC.

(FORMERLY ELATE MOVING LLC)

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended June 30, 2023	For the Three Months Ended June 30, 2022	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)

Revenue, net	$1,324,326	$1,452,990	$2,313,959	$2,267,082	$4,779,512	$4,979,856
Cost of revenues	649,080	663,950	1,143,339	1,112,467	2,465,778	2,325,892
Gross profit	675,246	789,040	1,170,620	1,154,615	2,313,734	2,653,964

Operating expenses:
Sales and marketing	94,179	195,336	165,883	315,342	535,197	539,265
General and administrative expenses	543,714	352,051	1,050,593	702,357	2,020,317	880,864
Total operating expenses	637,893	547,387	1,216,476	1,017,699	2,555,514	1,420,129

Income (loss) from operations	37,353	241,653	(45,856)	136,916	(241,780)	1,233,835

Other income (expense):
Interest expense	(2,050)	(14,798)	(4,256)	(29,462)	(52,211)	(16,931)
Forgiveness of debt	-	-	-	-	-	43,610
Other income (expense), net	1,660	(4,409)	1,914	(4,409)	7,063	22,763
Total other income (expense), net	(390)	(19,207)	(2,342)	(33,871)	(45,148)	49,442

Income (loss) before provision (benefit) for income taxes	36,963	222,446	(48,198)	103,045	(286,928)	1,283,277

Provision (benefit) for income taxes	(8,103)	107,842	10,566	75,604	(18,209)	228,268

Net income (loss)	$45,066	$114,604	$(58,764)	$27,441	$(268,719)	$1,055,009

Basic and diluted net income (loss) per share of common stock	$0.01	$0.02	$(0.01)	$0.01	$(0.05)	$0.20
Weighted-average number of shares of common stock used in computing basic and diluted per share of common stock amounts	5,250,000	5,250,000	5,250,000	5,250,000	5,250,000	5,250,000

The accompanying notes are an integral part of these consolidated financial statements.

ELATE GROUP, INC.

(FORMERLY ELATE MOVING LLC)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(AUDITED)

							Total
	Class A Common Stock		Class B Common Stock		Additional	Retained	Stockholders'
	Shares	Amount	Shares	Amount	Paid-in-Capital	Earnings	Equity
Balance, December 31, 2020	3,750,000	$375	1,500,000	$150	$-	$748,036	$748,561
Distributions	-	-	-	-	-	(1,466,953)	(1,466,953)
Net income	-	-	-	-	-	1,055,009	1,055,009
Balance, December 31, 2021	3,750,000	$375	1,500,000	$150	$-	$336,092	$336,617
Stock-based compensation	-	-	-	-	287,922	-	287,922
Net loss	-	-	-	-	-	(268,719)	(268,719)
Balance, December 31, 2022	3,750,000	375	1,500,000	150	$287,922	$67,373	$355,820

ELATE GROUP, INC.

(FORMERLY ELATE MOVING LLC)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

	Class A Common Stock		Class B Common Stock		Additional	Retained	Stockholders'
	Shares	Amount	Shares	Amount	Paid-in-Capital	Earnings	Equity
Balance, December 31, 2021	3,750,000	$375	1,500,000	$150	$-	$336,092	$336,617
Stock-based compensation	-	-	-	-	25,977	-	25,977
Net loss	-	-	-	-	-	(87,163)	(87,163)
Balance, March 31, 2022	3,750,000	375	1,500,000	150	25,977	248,929	275,431
Stock-based compensation	-	-	-	-	150,994	-	150,994
Net income	-	-	-	-	-	114,604	114,604
Balance, June 30, 2022	3,750,000	375	1,500,000	150	176,971	363,533	541,029

Balance, December 31, 2022	3,750,000	$375	1,500,000	$150	$287,922	$67,373	$355,820
Stock-based compensation	-	-	-	-	90,597	-	90,597
Net loss	-	-	-	-	-	(103,830)	(103,830)
Balance, March 31, 2023	3,750,000	$375	1,500,000	$150	$378,519	$(36,457)	$342,587
Stock-based compensation	-	-	-	-	90,596	-	90,596
Net income	-	-	-	-	-	45,066	45,066
Balance, June 30, 2023	3,750,000	$375	1,500,000	$150	$469,115	$8,609	$478,249

The accompanying notes are an integral part of these consolidated financial statements.

ELATE GROUP, INC.

(FORMERLY ELATE MOVING LLC)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
	(unaudited)	(unaudited)	(audited)	(audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(58,764)	$27,441	$(268,719)	$1,055,009
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	91,631	88,130	174,823	131,975
Gain on forgiveness of debt	-	-	-	(43,610)
Deferred income taxes	-	-	(95,777)	103,700
Share-based compensation	181,193	176,971	287,922	-
Changes in operating assets and liabilities:
Accounts receivable	(196,584)	47,727	189,185	(258,374)
Prepaids and other current assets	4,645	26,948	20,341	34,653
Accounts payable	31,573	121,016	188,103	70,064
Accrued liabilities	166,307	(6,608)	379,249	114,291
Net cash provided by operating activities	220,001	481,625	875,127	1,207,708

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(59,264)	(1,050)	-	(10,741)
Net cash used in investing activities	(59,264)	(1,050)	-	(10,741)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on notes payable	(37,578)	(30,272)	(67,190)	-
Payments of offering costs	(36,523)	(175,723)	(274,679)	(209,895)
Member distributions	-	-	-	(1,466,953)
Proceeds (repayments) from notes payable - related parties	-	-	(970,000)	970,000
Net cash used in financing activities	(74,101)	(205,995)	(1,311,869)	(706,848)

Change in cash and cash equivalents	86,636	274,580	(436,742)	490,119
Cash and cash equivalents, beginning of period	430,180	866,922	866,922	376,803
Cash and cash equivalents, end of period	$516,816	$1,141,502	$430,180	$866,922

Supplemental disclosures of cash flow information:
Cash paid for interest	$5,655	$3,737	$60,529	$51
Cash paid for income taxes	$16,133	$37,172	$25,861	$155,103

Non-cash investing and financing activities:
Assets purchased with a notes payable	$-	$228,255	$228,255	$-
Recording of right of use assets and liabilities	$-	$-	$940,281	$-

The accompanying notes are an integral part of these consolidated financial statements.

ELATE GROUP, INC.

(FORMERLY ELATE MOVING LLC)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Elate Group, Inc. ( “Elate Group”), was formed as a Delaware corporation in January 2021. Elate Moving LLC (“Elate Moving”) was formed as a Delaware limited liability company in March 2013 (Elate Group together with Elate Moving, the “Company”) and became a wholly-owned subsidiary of Elate Group effective October 4, 2021 through the exchange of 100% of the outstanding membership units (100 units) of Elate Moving, by its members for 1,000,000 shares of common stock of Elate Group (the “Exchange”).

Pursuant to Elate Group’s Amended and Restated Certificate of Incorporation, which increased the authorized number of shares of the Company, the 1,000,000 shares of common stock issued and outstanding following the Exchange were reclassified into 5,000,000 shares of Class A common stock and 2,000,000 shares of Class B common stock of Elate Group.

Elate Group filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation on January 7, 2022 to effect a 1.5-to-2 reverse stock split (the “Reverse Stock Split”) whereby every two (2) outstanding shares of Class A common stock or Class B common stock became one and one-half (1.5) outstanding shares of Class A common stock and Class B common stock, respectively. Following the Reverse Stock Split, Elate Group’s common stock outstanding consisted of 3,750,000 shares of Class A common stock and 1,500,000 shares of Class B common stock. All per share amounts within these financial statements have been revised to reflect the reverse stock split.

The Company provides white glove all-inclusive residential and commercial moving services throughout the upper east coast for local relocations and express private long-distance relocations within the U.S. and Canada.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements (“financial statements”) are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Furthermore, certain reclassifications have been made to the 2021 and 2022 financial statements in order to conform with the current-year presentation.

The financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated in consolidation. In the opinion of the Company’s management, the financial statements include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the Company’s financial position for the periods presented. The operations and common stock outstanding of Elate Group have been reflected in the accompanying financial statements since its formation in January 2021.

The accompanying unaudited financial statements as of June 30, 2023 and for the three and six months ended June 30, 2023 and 2022 have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) for interim financial information and pursuant to the requirements of the U.S. Securities and Exchange Commission (‘SEC”). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the interim periods are not necessarily indicative of the results of operations for the entire year.

Segments

The Company considered the guidance under the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 280-10-50 for Segment Reporting and concluded that our storage market did not constitute a segment as of the reporting periods being presented. An operating segment is defined as a public entity having all of the following: a) it engages in business activities from which it may recognize revenues and incur expenses; b) its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and c) its discrete financial information is available. Although criteria a) is met, criteria b) and c) are not. Management does not actively allocate, or track costs directly related to the storage market. Additionally, decisions made by management are based upon the entity as a whole. Furthermore, our storage market, as a percentage of revenues and assets were less than 10% of those reported amounts. The Company did not track or calculate operating income of the storage market.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Significant estimates relate to the allowance for doubtful accounts and recoverability of long-lived assets. Actual results could differ from those estimates.

Concentration of Credit Risk

Cash and cash equivalents are maintained at financial institutions, and, at times, balances may exceed federally insured limits of $250,000 per institution that pays Federal Deposit Insurance Corporation (“FDIC”) insurance premiums. Our cash deposits are not held in banks that have announced any going concern risks. The cash on deposit with banks is not susceptible to interest rate risk. The Company has never experienced any losses related to these balances.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company records accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the accounts receivable balances. We calculate this allowance based on our history of write-offs, the level of past-due accounts based on the contractual terms of the receivables, and our relationships with and the economic status of, our customers. As of June 30, 2023 and 2022, December 31, 2022 and 2021, there was no allowance for uncollectible accounts.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The estimated useful lives for significant furniture, fixtures, machinery and equipment categories are approximately five to seven years.

Impairment of Long-Lived Assets and Intangible Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets, including intangible assets, may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to their undiscounted expected future cash flows. If the Company determines that the carrying value of the asset is not recoverable, a permanent impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. There were no impairments recorded during the periods presented within these financial statements.

Revenue Recognition

The Company records revenue under ASC 606 by analyzing exchanges with its customers using a five-step analysis such as identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The Company’s policy is to record revenue as earned when a firm commitment, indicating performance criteria and transaction price exists, and performance has taken place. The Company records revenues when the services are complete, typically, at the point in which the customers belongings have reached their destination. For storage, the Company records the revenue over the agreed upon storage period. Provisions for discounts, allowances and other adjustments are netted with gross sales. The Company accounts for such provisions during the same period in which the related revenues are earned. Provisions for discounts, returns, allowances, customer rebates and other adjustments are minimal and are recorded as a reduction of revenue. The Company defers amounts which do not meet the criteria above. As of June 30, 2023 and June 30, 2022, and December 31, 2022 and 2021, deferred revenues were approximately $11,000, $11,000, $10,000 and $15,000, respectively, and are included in accrued liabilities in the accompanying consolidated balance sheets.

Income Taxes

Prior to October 4, 2021 as discussed in Note 1, Elate Moving was taxed as a partnership. Under these provisions, the Company was not subject to federal corporate income taxes on its taxable income. Instead, the members were liable for individual federal and state income taxes on their respective shares of the Company’s taxable income. However, the Company was subject to certain state income and franchise taxes; the provision for income taxes reflected in the accompanying financial statements consists primarily of such items. Deferred tax assets and liabilities related to these taxes were insignificant.

Subsequent to October 4, 2021, the Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the financial statements or in the Company’s tax returns. Deferred income taxes are recognized for differences between financial reporting and tax bases of assets and liabilities at the enacted statutory tax rates in effect for the years in which the temporary differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the realizability of deferred tax assets and valuation allowances are provided when necessary to reduce net deferred tax assets to the amounts expected to be realized.

The Company calculates the current and deferred income tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed income tax returns are recorded when identified. The amount of income taxes paid is subject to examination by U.S. federal and state tax authorities. The estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. To the extent that the assessment of such tax positions change, the change in estimate is recorded in the period in which the determination is made.

Fair Value of Financial Instruments

The Company applies the accounting guidance under Financial Accounting Standards Board (“FASB”) ASC 820-10, “Fair Value Measurements”, as well as certain related FASB staff positions. This guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact business and considers assumptions that marketplace participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The guidance also establishes a fair value hierarchy for measurements of fair value as follows:

●	Level 1 - quoted market prices in active markets for identical assets or liabilities.

●

Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amount of the Company’s financial instruments approximates their fair value as of June 30, 2023, December 31, 2022 and 2021, due to the short-term nature of these instruments.

Net Income per Share

Net income per share is computed by dividing net income by the weighted average shares outstanding during the period as defined by Financial Accounting Standards, ASC Topic 260, “Earnings per Share”. Basic earnings per share (“EPS”) calculations are determined by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share calculations are determined by dividing net income by the weighted average number of shares and dilutive share equivalents outstanding. The Company does not have any dilutive securities outstanding for the periods presented within these financial statements.

The Company’s proforma earnings per share, as if the Company converted to a C Corporation on January 1, 2021, would be $0.20 based on 5,250,000 shares outstanding for the year ended December 31, 2021.

Recent Accounting Pronouncements

The Company has elected, under Section 102(b)(1) of the Jumpstart Our Business Startups Act (“JOBS” Act), to use the extended transition period for complying with new or revised accounting standards.  This election allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  As a result of this election, the Company’s financial statements may not be comparable to other companies that comply with public company effective dates.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The Company adopted the annual reporting guidance as of January 1, 2022 using the modified retrospective transition approach.

The new guidance provides a number of optional practical expedients in transition. The Company elected the "package of practical expedients", which allows it to not reassess under the new guidance its prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected the practical expedient to combine non-lease components with lease components rather than account for them separately. The Company did not elect the use-of-hindsight practical expedient. In addition, the new guidance provides accounting policy elections for an entity’s ongoing lessee accounting. The Company has elected the short-term lease recognition exemption for all leases that qualify which means that it will not recognize ROU assets or lease liabilities for those leases with a term of 12 months or less. In connection with the adoption of ASU Topic 842, the Company recognized lease liabilities and right-of-use assets of approximately $831,000 on the date of adoption.

The Company has reviewed the provisions of the new standard, which is expected to have an impact on the Company due to two building leases and two automobile leases which are currently classified as operating and will be required to be accounted for under the standard.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs issued to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	June 30,	December 31,	December 31,
	2023	2022	2021
Equipment	$179,005	$185,229	$185,727
Vehicles	772,370	721,591	520,026
Property and equipment	951,375	906,820	705,753
Less: accumulated depreciation	(524,774)	(447,850)	(300,215)
Property and equipment, net	$426,601	$458,970	$405,538

Depreciation expense for the six months ending June 30, 2023 and 2022, and the years ended December 31, 2022 and 2021 was $91,631, $88,130 and $174,823 and $131,975, respectively.

NOTE 4 –RELATED PARTY NOTES PAYABLE AND NOTES PAYABLE

In connection with the Exchange, both Kevin Britt and Julia Britt loaned funds to the Company and were issued two promissory notes by the Company each totaling $485,000. The promissory notes were due and payable on December 31, 2022 and interest on the notes during 2022 totaled approximately $54,000. In November 2022, these related party notes, along with accrued interest, were paid in full.

In April 2020, the Company received $43,610 in payroll protection program loan (“PPP”).  This loan provided for certain funding based on previous employment which in part was forgivable under certain conditions. The remaining portion was to be repaid over eighteen months with a 10-month moratorium on payments, and the note carried a 1% annual interest rate. The loan required no collateral nor a personal guarantee. In March 2021, the Company received forgiveness of the PPP loan which was recognized as a gain on forgiveness of debt at such date.

In June 2020, the Company received a $90,000 economic injury disaster loan (“EIDL”). The loan accrues interest at a rate of 3.75% annually and is collateralized by all personal property and intangible assets of the Company. The loan has a 12-month moratorium on payments, after which monthly principal and interest payments of $439 will be made through the maturity date of June 2050.

In January 2022, the Company purchased three trucks, as a lease payoff with a bank loan from Bank of America (“BOA”) of $228,252 (the “BOA truck loan”), maturing on February 5, 2025, with an interest rate of 3.55% and monthly payments of $6,693. As of June 30, 2023 and December 31, 2022, this note has reflected a current portion of the debt, in current liabilities, of $76,503 and $66,395 respectively, with the remaining debt balance of $46,984 and $94,670 respectively, classified as a long-term liability.

As of June 30, 2023 and December 31, 2022, future minimum debt repayments are as follows:

	June 30,	December 31,
Periods ending:	2023	2022
2023	$38,250	$66,395
2024	78,564	78,564
2025	6,674	16,106
2026	-	-
2027	-	-
Thereafter	90,000	90,000
Total	$213,488	$251,065

NOTE 5 – STOCK-BASED COMPENSATION

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as an expense over the employee’s requisite vesting period and over the non-employee's period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using either the Black-Scholes or Binomial valuation models.

The assumptions used in the binomial option pricing model include risk-free interest rate of 2.18%, expected volatility of 62% based upon comparable companies and expected life of five years. Changes in these assumptions can materially affect estimates of fair value stock-based compensation, and the compensation expense recorded in future periods. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods using the straight-line method.

On March 15, 2022, the Board of Directors approved and reserved up to 7,500,000 shares in our 2022 Equity Incentive Plan (the “Plan”).  On March 16, 2022, under the Plan, the Board of Directors approved the grant of a stock option to acquire up to 2,500,000 shares of its common stock at an exercise price of $6.25 to its Chief Executive Officer. The stock options vest based on the achievement of certain revenue and market capitalization goals, as defined (see Note 8), and expire in five years.

We calculated the fair value of the stock options expected to vest to be $1,811,925 whereby we recorded a stock-based compensation expense of $181,192 and $287,922 for the six-month period ended June 30, 2023 and for the year ended December 31, 2022, respectively, within general and administrative expenses. The weighted-average grant-date fair value of options granted during 2022 was $1.45. The remaining stock-based compensation, as of December 31, 2022, will be recorded over a weighted average period of approximately 4.2 years remaining on the option.  As of June 30, 2023 and December 31, 2022, there was $1,342,810 and $1,524,003, respectively, of total unrecognized compensation cost related to nonvested share-based compensation arrangement granted under the employee share option plan.

The fair value of the option award to our Chief Executive Officer is estimated on the date of grant using a lattice-based binomial option valuation model that uses assumptions (inputs) noted as follows: i) volatility used was based on four comparable publicly traded companies whereby we used a volatility of 62%; ii) we have no dividends and don’t expect to pay any dividends; iii) the option term is five years; iv) we used a risk-free rate of 2.18% based on a U.S. Treasury Yield Curve in effect at the time of grant based on five years, the term of the option; v) the option strike price is $6.25 per share; and vi) we used an expected IPO price of $5.00 as the underlying asset price. This lattice-based model based on the aforementioned variables (inputs) yielded a weighted-average grant-date fair value of the option granted at $1.45.

In connection with the employment agreement with the Company’s Chief Accounting Officer, subject to approval by the Board of Directors, the Company intends to issue her stock options to purchase up to $200,000 of common stock at an exercise price equal to the fair value on the date of grant.  As of December 31, 2022 and June 30, 2023, these stock options have not yet been granted.  Because the stock options have not been granted or approved by the board of directors as of December 31, 2022, and because the exercise price has not yet been established, no accounting effect has been given the intended award.

NOTE 6 – INCOME TAXES

The Company recorded the following provision for income taxes for the years ended December 31:

	2022	2021
Current:
Federal	$57,313	$33,836
State	20,256	90,732
	77,569	124,568
Deferred:
Federal	(74,957)	106,605
State	(20,821)	(2,905)
	(95,778)	103,700
Valuation Allowance	-	-
Total (benefit from) provision for income taxes	$(18,209)	$228,268
Effective tax rate	(6.4%)	17.8%

The Company’s net deferred tax assets and liabilities are as follows at December 31:

	2022	2021

Depreciation and Amortization	$(122,619)	$(108,208)
Reserves and Accruals	114,696	4,508
Gross Deferred Tax Assets	(7,923)	(103,700)

Valuation Allowance	-	-

Net Deferred Tax Liabilities	$(7,923)	$(103,700)

The difference between the tax provision at the statutory federal income tax rate and the tax provision as a percentage of income before income taxes (effective tax rate) for each period was as follows:

Years Ended	Dec. 31, 2022	Dec. 31, 2021

Statutory federal income tax rate	21.0%	21.0%
Increase (reduction) in rate resulting from:
State, net of federal benefit	0.2%	8.8%
Recognition of federal deferred tax liabilities due to change in tax status	0.0%	7.1%
Stock-based compensation	(21.1%)	0.0%
Income of Elate Moving LLC passed through to members	0.0%	(19.1%)
Other	(6.5%)	0.0%
Effective tax rate	(6.4%)	17.8%

During the years ended December 31, 2022 and 2021, the effective tax rate was approximately (6.4%) and 17.8%, respectively. The Company’s federal income tax rate was 21% for the period from October 4 to December 31, 2021 and zero for 2021 period outside this range. The difference between the federal statutory rate and the effective tax rate was due to deferred liabilities and state taxes due, primarily to Connecticut, under the limited liability tax rules.

Prior to October 4, 2021, the Company was a limited liability company whereby its income or loss was allocated to the shareholders.  Upon the establishment of the C-corporation and the acquisition of Elate Moving, the Company recorded a deferred tax liability of $117,062 in connection with excess depreciation taken by Elate Moving prior to the acquisition. Upon the acquisition of Elate Moving by the Elate Group, Elate Moving became a disregarded entity for income tax reporting purposes whereby its activity is included in Elate Group's income tax returns.

During the six-months ended June 30, 2023 and 2022, the Company recorded the provision for income taxes based upon the estimated effective tax rate to be expected for the entire year. The difference between the federal statutory rate and the effective income tax rate was primarily due to the disallowance of stock-based compensation. During the six months ended June 30, 2023, we had an income tax provision of $10,566 based on an effective tax rate of -21.9% on a $48,198 loss before a benefit for income taxes. During the six months ended June 30, 2022, we were projecting a 73% annual effective income tax rate primarily due to the projected nondeductible stock-based compensation substantially exceeding our projected pre-tax income.  However, ultimately, for the year ended December 31, 2022, nondeductible stock-based compensation was not substantially higher than our pre-tax loss.

The Company has timely filed all its United States Federal and State tax returns. The Company has identified the United States Federal tax returns as its “major” tax jurisdiction, and for state tax reporting, the Indiana Department of Revenue. The Company‘s Federal income tax returns, primarily Elate Moving, for the 2013 tax year  forward is still subject to examination by the IRS.  The Company’s state income tax return years for the tax year 2013 forward is still subject to examination by the corresponding state authorities.  We do not currently have any ongoing tax examinations.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company has various leases which house the Company’s operations and vehicles. The leases are for periods ranging from two to five years. The lease cost remaining on June 30, 2023 and December 31, 2022 is $801,445 and $955,884 respectively, and the cash paid on operating lease liabilities in the six months ended June 30, 2023 and 2022 was $154,439 and $146,430 respectively and for the year ended December 31, 2022 was $290,491. The weighted-average remaining lease term for June 30, 2023 is 3.4 years. The weighted-average discount rate used to calculate the lease liabilities was 5.14%. The following is the lease disclosure and shows the expected lease payments under non-cancellable operating leases as of June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
2023	$149,511	$303,950
2024	301,910	301,910
2025	131,114	131,114
2026	130,314	130,314
2027	88,596	88,596
Thereafter	-	-
Total	$801,445	$955,884
Less: amount representing interest	(73,107)	(94,894)
Net present value of liabilities	$728,338	$860,990
Less: current portion of lease liabilities	(266,816)	(303,950)
Lease liabilities, net of current portion	$461,522	$557,040

Rent expense, including short-term leases, for the six months ended June 30, 2023 and 2022, and for the years ended December 31, 2022 and 2021 was $303,186, $274,600, and $599,418 and $638,322, respectively.

Kevin Britt has an employment agreement, dated March 18, 2022, for an annual base salary of $182,000 per year, along with an automobile allowance of $500 per month commencing April 1, 2022, in addition to stock options and performance-based options. Julia Britt has an employment agreement, dated March 15, 2022, for an annual base salary of $156,000 per year, along with an automobile allowance of $500 per month commencing April 1, 2022, in addition to a stock retention bonus and performance-based stock options.

In November 2021, the Company entered into an underwriting agreement with Aegis Capital Corp., or Aegis, in connection with a proposed initial public offering of the Company. Per the agreement, the Company will pay to Aegis a fee of 7% of the offering proceeds and a non-accountable expense allowance of 1% of the offering proceeds. The Company will also issue warrants to purchase shares of the Company’s common stock in an amount equal to 5% of the aggregate number of shares of common stock sold in the offering. The warrants will be exercisable for a five-year period commencing 6 months following the closing of this offering and will contain an exercise price equal to 125% of the public offering price of the securities sold in the offering.

NOTE 8 – STOCKHOLDERS’/MEMBERS’ EQUITY

Prior to October 4, 2021, the Company’s ownership was based upon a maximum of 100% allocation. Allocation of profits and losses are determined by the members and typically follow the percentage allocations. To enact significant transactions, such as a liquidation, it takes the majority vote of the members. Distributions to members are made from available funds and recorded as a reduction to the members’ capital account.

The Company’s authorized capital consists of 48,000,000 shares of Class A common stock, $0.0001 par value per share, 2,000,000 shares of Class B common stock, $0.0001 par value per share and 1,000,000 shares of preferred stock, $0.0001 par value per share. There have been no shares of preferred stock issued or designated.

Class A common stock is entitled to one vote per share. Our Class A common stock is not convertible into any other shares of our capital stock.

Class B common stock is entitled to ten votes per share. Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis upon any transfer of Class B common stock, whether or not for value and whether voluntary or involuntary, except for a transfer of Class B common stock within the current holders family or to trusts held for the benefit of a member of their family.

The rights of holders of Class A common stock and Class B common stock are identical, except with respect to certain voting and conversion rights. The record holders of our Class B common stock, Kevin Britt and Julia Britt (and together with their issue, the “Britt Family”), are entitled to ten votes per share and holders of our Class A common stock are entitled to one vote per share. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and automatically converts into one share of Class A common stock if it is transferred outside the Britt Family. All holders of Class A common stock and all holders of Class B common stock vote together as a single group on all matters submitted to a vote or consent of our shareholders, except for the election of Class B Directors, as our Common B common stockholders my elect two members of our Board of Directors. Our Amended and Restated Articles of Incorporation provide that each share of Class B common stock may be converted into a share of Class A common stock at the option of the holder of Class B common stock.

Further, as long as Class B shares are outstanding, Class B director approvals are required for the following events: i) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation; ii) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation; iii) issue any additional classes of capital stock; iv) increase or decrease the authorized number of directors; v) hire, terminate change the compensation or amend employment agreements of the executive officers; vi) declare and pay dividends on any shares of capital stock; vii) authorize or issue any debt instrument over $100,000; viii) make a loan or advance outside of the ordinary course of business to any employee or director; ix) create or hold capital stock in any subsidiary that is not wholly-owned by the Corporation; x) change to principal business of the Corporation; xi) enter into any agreement, contract or arrangement involving a payment of money or assets greater than $100,000; xii) enter into a transaction outside of the ordinary course of business with any director, officer or employee; and xiii) acquire, by merger of stock, asset purchase or securities of any other corporation or partnership.

On January 7, 2022, Elate Group effected a 1.5-to-2 reverse stock split whereby every two (2) outstanding shares of Class A common stock or Class B common stock became one and one-half (1.5) outstanding shares of Class A common stock and Class B common stock, respectively. The effects of this stock split have been retroactively applied to these financial statements. The amounts included in these financial statements were retroactively restated for the effects of the reverse stock split in January 2022.

On March 15, 2022, the Company authorized the 2022 Equity Incentive Plan (the “Plan”) authorizing 7,500,000 shares of the Company’s Class A common stock for issuance as stock options to employees, directors or consultants. The Plan was approved by the Company’s Board of Directors and the holders of a majority of the Company’s voting stock.

On March 15, 2022, the Board of Directors approved and reserved up to 7,500,000 shares in our 2022 Equity Incentive Plan (the “Plan”).  On March 16, 2022, under the Plan, the Board of Directors approved the grant of a stock option to acquire 2,500,000 shares of its common stock at an exercise price of $6.25 to its Chief Executive Officer. The stock options vest based on the achievement of certain revenue and market capitalization goals, as defined (see Note 5).

See Note 1 for additional disclosures on the capital structure.

NOTE 9 – SUBSEQUENT EVENTS

On August 28, 2023, the Board of Directors approved a plan of repurchase to acquire all of the issued and outstanding Class B common stock of the Company and to retire such shares of Class B common stock. On August 29, 2023, the Company entered into a Stock Repurchase Agreement with Kevin Britt, pursuant to which the Company repurchased 750,000 shares of Class B common stock held of record by Mr. Britt, for par value (the “K. Britt Class B Repurchase Agreement”). On August 29, 2023, the Company entered into a Stock Repurchase Agreement with Julia Britt, pursuant to which the Company repurchased 750,000 shares of Class B common stock held of record by Mrs. Britt, for par value (the “J. Britt Class B Repurchase Agreement”). As of September 5, 2023, the Company has no Class B shares issued or outstanding.

The Company has evaluated subsequent events through the filing date of these financial statements and has disclosed that there are no other events that are material to the financial statements to be disclosed.

Elate Group, Inc.

Up to 1,250,000 Shares of Class A common stock

Up to 1,250,000 Pre-funded Warrants to purchase one share of Class A common stock

PROSPECTUS

Aegis Capital Corp.

                    , 2023

Until                 , 2023, all dealers effecting transactions in our securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

PART II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

Expense	Amount To Be Paid
SEC registration fee	$4,885
FINRA filing fee	8,403
NASDAQ listing fee	5,000
Transfer agent’s fees	10,000
Legal fees and expenses	350,000
Accounting fees and expenses	125,000
Miscellaneous	10,000
Expense reimbursement to Underwriter	100,000
Total Offering Expenses	$613,288

The table above sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than the underwriting discount and non-accountable expense allowance payable to the Underwriter, all of which will be paid by the Registrant. Each of the amounts set forth above, other than the SEC Registration fee, FINRA filing fee and the NASDAQ listing fee, is an estimate.

Item 14. Indemnification of directors and officers

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the DGCL, the Company’s certificate of incorporation that will be in effect at the closing of the offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director. Set forth below is Article VIII(A) – (D) of the Company’s Amended and Restated Certificate of Incorporation:

A. Right to Indemnification of Directors and Officers.    The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an “Indemnified Person”) who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnified Person in such Proceeding.  Notwithstanding the preceding sentence, except as otherwise provided in Section C of this Article VIII, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors of the Corporation.

B. Prepayment of Expenses of Directors and Officers.    The Corporation shall pay the expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should ultimately be determined that the Indemnified Person is not entitled to be indemnified under this Article VIII or otherwise.

C. Claims by Directors and Officers.    If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

D.Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors of the Corporation in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors of the Corporation.

As permitted by the DGCL, the Company’s Amended and Restated Bylaws that will be in effect at the closing of the offering provide that: the Company is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions; the Company may indemnify its other employees and agents as set forth in the DGCL; the Company is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and the rights conferred in the Amended and Restated Bylaws are not exclusive. Set forth below is Article V of the Company’s Amended and Restated Bylaws:

Section 1.     Actions other than by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

Section 2.     Actions by or in the Right of the Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of the State of Delaware or such other court shall deem proper.

Section 3.     Success on the Merits. To the extent that any person described in Section 1 or 2 of this Article V has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in said Sections, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Section 4.     Specific Authorization. Any indemnification under Section 1 or 2 of this Article V (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of any person described in said Sections is proper in the circumstances because he or she has met the applicable standard of conduct set forth in said Sections. Such determination shall be made (1) by the Board of Directors by a majority vote of Directors who were not parties to such action, suit or proceeding (even though less than a quorum), or (2) if there are no disinterested Directors or if a majority of disinterested Directors so directs, by independent legal counsel (who may be regular legal counsel to the Corporation) in a written opinion, or (3) by the stockholders of the Corporation.

Section 5.     Advance Payment. Expenses incurred in defending a pending or threatened civil or criminal action, suit or proceeding may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of any person described in said Section to repay such amount if it shall ultimately be determined that he or she is not entitled to indemnification by the Corporation as authorized in this Article V.

Section 6.     Non-Exclusivity. The indemnification and advancement of expenses provided by, or granted pursuant to, the other Sections of this Article V shall not be deemed exclusive of any other rights to which those provided indemnification or advancement of expenses may be entitled under any Bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

Section 7.     Insurance. The Board of Directors may authorize, by a vote of the majority of the full Board, the Corporation to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article V.

Section 8.     Continuation of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article V shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 9.     Severability. If any word, clause or provision of this Article V or any award made hereunder shall for any reason be determined to be invalid, the provisions hereof shall not otherwise be affected thereby but shall remain in full force and effect.

Section 10.     Intent of Article. The intent of this Article V is to provide for indemnification and advancement of expenses to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware. To the extent that such Section or any successor section may be amended or supplemented from time to time, this Article V shall be amended automatically and construed so as to permit indemnification and advancement of expenses to the fullest extent from time to time permitted by law.

The Company intends to continue to enter into separate indemnification agreements with its directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Company’s Amended and Restated Certificate of Incorporation and Bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director or executive officer of the Company regarding which indemnification is sought. The indemnification provisions in the Company’s Amended and Restated Certificate of Incorporation, Bylaws and the indemnification agreements to be entered into between the Company and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Company’s directors and executive officers for liabilities arising under the Securities Act.

Item 15. Recent sales of unregistered securities

The following list sets forth information regarding all securities sold or issued by the registrant in the three years preceding the date of this registration statement. No underwriters were involved in these sales. There was no general solicitation of investors or advertising, and we did not pay or give, directly or indirectly, any commission or other remuneration, in connection with the offering of these shares. In each of the transactions described below, the recipients of the securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions.

As of October 11, 2023, 0 shares of Class B common stock and 3,750,000 shares of Class A common stock were issued and outstanding. Of this amount, 0 shares of Class B common stock shares and 3,750,000 shares of Class A common stock shares were granted to employees and employee directors of the Company. During fiscal year 2021, 7,000,000 shares of restricted stock were issued to employees and non-employee directors of the Company. As a result of a one and one-half (1.5)-for-two (2) reverse stock split on January 7, 2022, the foregoing was reduced to 5,250,000 shares of restricted stock.

The offers, sales and issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and financial statement schedules

(a)The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
1.1†	Form of Underwriting Agreement (as amended).

3.1†	Certificate of Incorporation of Elate Group, Inc.

3.2†	Bylaws of Elate Group, Inc.

3.3†	Amended and Restated Certificate of Incorporation of Elate Group, Inc.

3.4†	Amended and Restated Bylaws of Elate Group, Inc.

3.5†	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Elate Group, Inc.

3.6†	Certificate of Amendment to Amended and Restated Bylaws of Elate Group, Inc.

4.1†	Form of Underwriter Warrant (previously filed as Exhibit 4.2).

4.2†	Form of Pre-funded Warrant (as amended).

5.1†	Opinion of Buchalter, APC, regarding validity of the shares of Class A common stock registered.

10.1†+	Elate Group, Inc. 2022 Equity Incentive Plan (previously filed as Exhibit 10.3).

10.2†+	Employment Agreement, dated March 15, 2022, between Elate Group, Inc. and Julia Britt (previously filed as Exhibit 10.4).

10.3†+	Employment Agreement, dated March 18, 2022, between Elate Group, Inc. and Kevin Britt (previously filed as Exhibit 10.5).

10.4**+	Employment Agreement, dated , 2023, between Elate Group, Inc. and Garry Lowenthal.

10.5†+	Form of Restricted Stock Agreement and Grant Notice under 2022 Equity Incentive Plan (previously filed as Exhibit 10.7).

10.6†+	Form of Stock Option Agreement and Grant Notice under 2022 Equity Incentive Plan (previously filed as Exhibit 10.8).

10.7†+	Form of Restricted Stock Unit Agreement and Grant Notice under 2022 Equity Incentive Plan (previously filed as Exhibit 10.9).

10.8†+	Incentive Stock Option Milestone Grant issued to Kevin Britt, dated as of March 18, 2022 (previously filed as Exhibit 10.10).

10.9†+	Consulting Agreement, as amended, between Elate Group, Inc. and Garry Lowenthal, dated December 16, 2021 (previously filed as Exhibit 10.11).

10.10†	Form of Indemnification Agreement entered into by Elate Group, Inc. with its Officers and Directors (previously filed as Exhibit 10.12).

10.11†	Form of Pre-funded Warrant Agent Agreement (previously filed as Exhibit 10.14).

10.12†	Stock Repurchase Agreement, dated August 29, 2023, by and between Elate Group, Inc. and Kevin Britt.

10.13†	Stock Repurchase Agreement, dated August 29, 2023, by and between Elate Group, Inc. and Julia Britt.

21.1†	Subsidiaries of Elate Group, Inc.

23.1*	Consent of Macias Gini & O’Connell, LLP

23.2†	Consent of Buchalter, APC (included as part of Exhibit 5.1)

24.1*	Power of Attorney (included in the signature page to this registration statement)

107†	Filing Fee Table (as amended)

†	Previously filed.

*	Filed herewith.

**	To be filed by amendment.

+	Constitutes a management contract or compensatory plan or arrangement.

(b) Financial statement schedules

All schedules have been omitted because they are not required or because the required information is given in the financial statements or notes to those statements.

Item 17. Undertakings

The undersigned hereby undertakes:

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is subject to Rule 430C (§ 230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on October 11, 2023.

ELATE GROUP, INC.

By:	/s/ Kevin Britt
Name: Kevin Britt
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears immediately below constitutes and appoints Kevin Britt and Garry Lowenthal, and any one or more of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same with all exhibits thereto and other documents in connection therewith with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer, President
/s/ Kevin Britt	and Director	October 11, 2023
Kevin Britt	(principal executive officer)

/s/ Garry Lowenthal	Chief Financial Officer and Director	October 11, 2023
Garry Lowenthal	(principal financial officer)

/s/ Julia Britt	Chief Accounting Officer	October 11, 2023
Julia Britt	(principal accounting officer)

/s/ Andre Peschong	Director	October 11, 2023
Andre Peschong